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                         PARACATU MINE TECHNICAL REPORT



        PARACATU, MINAS GERAIS STATE, BRAZIL




         Prepared by:

         W. Hanson P.Geo

         Director, Technical Services

         Kinross Gold Corporation

         December 11, 2005



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1.0      EXECUTIVE SUMMARY...................................................1-1

   1.1     INTRODUCTION......................................................1-1
   1.2     KEY METHODOLOGY CHANGES...........................................1-2
      1.2.1      DRILL HOLE SPACING AND RESOURCE CLASSIFICATION..............1-2
      1.2.2      SAMPLE PREPARATION AND ANALYSIS.............................1-3
      1.2.3      GEOLOGICAL INTERPRETATION...................................1-3
      1.2.4      ORE HARDNESS................................................1-4
      1.2.5      METALLURGICAL RECOVERY......................................1-5
      1.2.6      RESOURCE MODEL OPTIMIZATION.................................1-5
   1.3     DESCRIPTION AND LOCATION..........................................1-6
   1.4     ACCESSIBILITY CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
           PHYSIOGRAPHY......................................................1-7
   1.5     PROJECT HISTORY...................................................1-7
   1.6     GEOLOGY...........................................................1-9
   1.7     DEPOSIT TYPE.....................................................1-11
   1.8     MINERALIZATION...................................................1-11
   1.9     EXPLORATION......................................................1-12
   1.10    DRILLING.........................................................1-12
   1.11    SAMPLING METHOD AND APPROACH.....................................1-14
   1.12    SAMPLE PREPARATION, ANALYSIS AND SECURITY........................1-14
   1.13    DATA VERIFICATION................................................1-16
   1.14    ADJACENT PROPERTIES..............................................1-16
   1.15    MINERAL PROCESSING AND METALLURGICAL TESTING.....................1-17
   1.16    MINERAL RESOURCE AND RESERVE ESTIMATE............................1-19
   1.17    CONCLUSIONS......................................................1-24
   1.18    RECOMMENDATIONS..................................................1-25

2.0      INTRODUCTION AND TERMS OF REFERENCE.................................2-1

   2.1     INTRODUCTION......................................................2-1



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   2.2     TERMS OF REFERENCE................................................2-1
   2.3     GLOSSARY..........................................................2-2
   2.4     SCOPE AND OBJECTIVES..............................................2-3
   2.5     REPORT BASIS......................................................2-3
   2.6     INDEPENDENT THIRD PARTY PARTICIPANTS..............................2-4
   2.7     STUDY PARTICIPANTS................................................2-4
   2.8     DISCLAIMER........................................................2-5

3.0      PROPERTY DESCRIPTION AND LOCATION...................................3-1

   3.1     PROPERTY DESCRIPTION..............................................3-1
   3.2     LOCATION..........................................................3-2
   3.3     TITLE AND OWNERSHIP...............................................3-3
   3.4     PERMITTING........................................................3-9
      3.4.1      BRAZILIAN FRAMEWORK FOR THE ENVIRONMENT.....................3-9
      3.4.2      CURRENT OPERATIONS STATUS..................................3-13
   3.5     ROYALTIES........................................................3-15

4.0      ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
         PHYSIOGRAPHY........................................................4-1

5.0      PROJECT HISTORY.....................................................5-1

6.0      GEOLOGICAL SETTING..................................................6-1

   6.1     REGIONAL GEOLOGY..................................................6-1
   6.2     LOCAL GEOLOGY.....................................................6-3
   6.3     DEPOSIT GEOLOGY...................................................6-7

7.0      DEPOSIT TYPE........................................................7-1

8.0      MINERALIZATION......................................................8-1



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   8.1     PETROGRAPHY.......................................................8-1
   8.2     SULPHIDES.........................................................8-1
   8.3     GOLD..............................................................8-3

9.0      EXPLORATION.........................................................9-1

10.0     DRILLING...........................................................10-1

   10.1    DRILL SPACING....................................................10-4

11.0     SAMPLING METHOD AND APPROACH.......................................11-1

   11.1    BULK DENSITY AND CORE SPECIFIC GRAVITY...........................11-2
   11.2    BOND WORK INDEX..................................................11-3

12.0     SAMPLE PREPARATION, ANALYSES AND SECURITY..........................12-1

   12.1    SAMPLE PREPARATION AND ANALYSES..................................12-1
   12.2    SECURITY.........................................................12-3

13.0     QUALITY CONTROL, QUALITY ASSURANCE.................................13-5

   13.1    RESULTS..........................................................13-7

14.0     DATA VERIFICATION..................................................14-1

15.0     ADJACENT PROPERTIES................................................15-1

16.0     MINERAL PROCESSING AND METALLURGICAL TESTING.......................16-1

      16.1.1     IN PIT CRUSHING AND CONVEYING..............................16-3
      16.1.2     TAILINGS...................................................16-4
      16.1.3     MODIFICATIONS TO THE EXISTING PLANT........................16-4
      16.1.4     EXPANSION PLAN III METALLURGICAL TESTWORK..................16-5

17.0     MINERAL RESOURCE AND RESERVE ESTIMATES.............................17-1



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   17.1    MINERAL RESERVE AND RESOURCE STATEMENT...........................17-2
   17.2    HISTORICAL ESTIMATES.............................................17-4
   17.3    MODELING METHODOLOGY.............................................17-6
      17.3.1     OVERVIEW...................................................17-6
      17.3.2     GEOLOGICAL INTERPRETATION..................................17-6
   17.4    SAMPLE ANALYSIS.................................................17-12
      17.4.1     ARSENIC...................................................17-13
      17.4.2     BOND WORK INDEX...........................................17-13
      17.4.3     SPECIFIC GRAVITY..........................................17-14
   17.5    COMPOSITING.....................................................17-14
   17.6    GRADE CAPPING AND RESTRICTING OF HIGH GRADE.....................17-15
   17.7    GEOSTATISTICS...................................................17-15
   17.8    BLOCK MODEL.....................................................17-17
      17.8.1     GRADE INTERPOLATION.......................................17-17
      17.8.2     SPECIFIC GRAVITY..........................................17-18
      17.8.3     ORE HARDNESS..............................................17-18
      17.8.4     RECOVERY..................................................17-19
      17.8.5     MODEL CHECKING............................................17-19
   17.9    RESOURCE CLASSIFICATION.........................................17-19
   17.10      PIT OPTIMIZATION.............................................17-21
      17.10.1      BASE CASE...............................................17-21
      17.10.2      SENSITIVITY CASES.......................................17-25
      17.10.3      CUT-OFF GRADES..........................................17-27
      17.10.4      PIT DESIGN..............................................17-28

18.0     OTHER RELEVANT DATA AND INFORMATION................................18-1

19.0     INTERPRETATION AND CONCLUSIONS.....................................19-1

20.0     RECOMMENDATIONS....................................................20-2



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21.0     ADDITIONAL INFORMATION FOR OPERATING PROPERTIES....................21-1

   21.1    PROCESS PLANT....................................................21-1
      21.1.1     CRUSHING...................................................21-1
      21.1.2     GRINDING CIRCUIT...........................................21-2
      21.1.3     GRAVITY CIRCUIT............................................21-2
      21.1.4     FLOTATION..................................................21-2
      21.1.5     HYDROMETALLURGY PLANT......................................21-3
      21.1.6     SMELTING...................................................21-3
   21.2    MARKETS AND CONTRACTS............................................21-4
   21.3    RECLAMATION AND MINE CLOSURE.....................................21-4
   21.4    TAXES............................................................21-4
   21.5    CAPITAL AND OPERATING COST ESTIMATES.............................21-5
      21.5.1     OPERATING COST ESTIMATE....................................21-7
      21.5.2     ECONOMIC ANALYSIS..........................................21-7

22.0     REFERENCES.........................................................22-1



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                                 LIST OF TABLES
                                 --------------


TABLE 1-1 PROVEN AND PROBABLE MINERAL RESERVES - NOVEMBER 1, 2005............1-1

TABLE 1-2 MEASURED AND INDICATED MINERAL RESOURCES - NOVEMBER 1, 2005........1-2

TABLE 1-3 BOND WORK INDEX ORE HARDNESS ESTIMATES BY HORIZON.................1-10

TABLE 3-1 SUMMARY OF RPM MINING LICENSES AND EXPLORATION CONCESSIONS.........3-7

TABLE 5-1 PARACATU LIFE OF MINE PRODUCTION SUMMARY...........................5-3

TABLE 5-2 HISTORICAL MINERAL RESOURCES AND RESERVE ESTIMATES.................5-4

TABLE 10-1 DRILL HOLES SUMMARY TABLE........................................10-1

TABLE 10-2: CONFIDENCE LIMITS FOR GOLD......................................10-5

TABLE 10-3: CONFIDENCE LIMITS FOR ARSENIC...................................10-6

TABLE 12-1 SUMMARY OF SIMPLE PREPARATION PROCEDURES BY LAB..................12-3

TABLE 13-1: STANDARDS AND THEIR ACCEPTED LIMITS.............................13-6

TABLE 13-2: SUMMARY OF QAQC BY LABORATORY...................................13-7

TABLE13-3: LABORATORY PERFORMANCE SUMMARY FOR 2005 EXPLORATION..............13-8

TABLE 14-1 PARACATU PRODUCTION RECONCILIATION...............................14-1

TABLE 16-1 PROCESS PLANT METALLURGICAL RECOVERY SUMMARY.....................16-1

TABLE 17-1 PROVEN AND PROBABLE MINERAL RESERVES - NOVEMBER 1, 2005..........17-2

TABLE 17-2 MEASURED AND INDICATED MINERAL RESOURCES - NOVEMBER 1, 2005......17-2

TABLE 17-3:  UPDATED DRILL HOLE DATABASE....................................17-6

TABLE 17-4 BASIC STATISTICS FOR GOLD, RAW SAMPLE DATA......................17-12

TABLE 17-5: BASIC STATISTICS FOR ARSENIC ASSAYS............................17-13



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                                 LIST OF TABLES
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TABLE 17-6: BASIC STATISTICS FOR BOND WORK INDEX...........................17-14

TABLE 17-7: BASIC STATISTICS FOR SPECIFIC GRAVITY IN CORE SAMPLES..........17-14

TABLE 17-8: PARACATU CORRELOGRAM SUMMARY...................................17-16

TABLE 17-9 GRADE INTERPOLATION PARAMETERS..................................17-18

TABLE 17-10 GRADE TONNAGE SUMMARY OF IMPORTED AND EXPORTED MODEL...........17-22

TABLE 17-11: BASE CASE OPTIMIZATION PARAMETERS.............................17-23

TABLES 17-12 SENSITIVITY ANALYSIS SUMMARY FOR MEASURED AND INDICATED
        RESOURCES..........................................................17-26

TABLES 17-13 SENSITIVITY ANALYSIS SUMMARY OF MEASURED, INDICATED AND
        INFERRED RESOURCES.................................................17-26

TABLE 17-14: PIT DESIGN CRITERIA...........................................17-29

TABLE 17-15 COMPARISON OF PIT DESIGN RESULTS TO WHITTLE 4X(C)
        OPTIMIZATION RESULTS FOR THE BASE CASE ESTIMATE....................17-31



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                                 LIST OF FIGURES
                                 ---------------


FIGURE 3-1 - PARACATU MINE LOCATION MAP......................................3-2

FIGURE 3-2 PARACATU MINING AND EXPLORATION CLAIM MAP.........................3-8

FIGURE 3-3 BRAZILIAN ENVIRONMENTAL LICENSING AND CONTROL PROCESS............3-12

FIGURE 6-1 REGIONAL GEOLOGY PARACATU DISTRICT................................6-3

FIGURE 6-2 TYPICAL SULPHIDE MINERALIZATION IN BOUDINAGE STRUCTURES...........6-4

FIGURE 6-3 SMALL SCALE THRUST FAULTING.......................................6-5

FIGURE 6-4: LOCAL GEOLOGY OF THE PARACATU DEPOSIT............................6-6

FIGURE 6-5 CONCEPTUAL GEOLOGICAL CROSS SECTION OF THE PARACATU DEPOSIT.......6-7

FIGURE 6-6 CONCEPTUAL PRE-MINING WEATHERING PROFILE..........................6-8

FIGURE 8-1 PARACATU THIN SECTION GOLD ON ARSENOPYRITE GRAIN BOUNDARY.........8-3

FIGURE 9-1 Q1- 2005 DRILL PROGRAM, PHASES 1, 2 AND 3.........................9-3

FIGURE 10-1 DRILL HOLE LOCATION MAP.........................................10-2

FIGURE 10-1:GOLD ESTIMATION UNCERTAINTY BY DRILL HOLE SPACING...............10-7

FIGURE 10-2: ARSENIC ESTIMATION UNCERTAINTY BY DRILL HOLE SPACING...........10-7

FIGURE 13-1: STANDARD PERFORMANCE - RPM LAB.................................13-9

FIGURE 13-2: STANDARD PERFORMANCE - ALS CHEMEX.............................13-10

FIGURE 13-3: STANDARD PERFORMANCE - LAKEFIELD..............................13-11

FIGURE 13-4 PLAN VIEW - DIAMOND DRILLING DISTRIBUTION BY ANALYTICAL LAB....13-13

FIGURE 16.-1 SAG MILL PERFORMANCE CURVE (MORRELL REVISED CURVE).............16-7

FIGURE 16.-2 TYPICAL GOLD ON ARSENOPYRITE GRAIN BOUNDARIES..................16-8



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FIGURE 17-1 TONNAGE MINED AND IN RESERVE AS OF OCTOBER 31, 2005.............17-5

FIGURE 17-2 OUNCES MINED AND IN RESERVE AS OF OCTOBER 31, 2005..............17-5

FIGURE 17-3 GRADED BEDDING IN UNMINERALIZED PHYLLITE........................17-7

FIGURE 17-4 PHYLLITE WITH VERGING ASYMETRIC FOLDS,
        SHEAR BANDS & BOUDINS...............................................17-9

FIGURE 17-5 LARGE ARSENOPYRITE PORPHYROBLAST IN CORE........................17-9

FIGURE 17-6 DRILL SECTION 05N - LOOKING NORTH..............................17-11

FIGURE 17-7 BASE CASE WHITTLE 4X(C) RESULTS................................17-24

FIGURE 17-8 TYPICAL HAUL ROAD PROFILE......................................17-30

FIGURE 21-1: SIMPLIFIED FLOW SHEET EXISTING PARACATU PROCESS PLANT..........21-1



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1.0     EXECUTIVE SUMMARY

1.1     INTRODUCTION

        Rio Paracatu Mineracao (RPM), a 100% owned subsidiary of Kinross Gold Corporation (Kinross) operates the Morro do Ouro (Paracatu) mine in Brazil.

        The following Technical Report has been prepared in support of a November 22 2005 press release disclosing material increases in the resources and reserves at Paracatu as a result of new exploration data and engineering studies completed by Kinross in 2005. This report has been prepared to comply with Canada's National Instrument 43-101.

        Table 1-1 summarizes the Proven and Probable mineral reserve estimate for the Paracatu mine as of November 1, 2005 at a gold price of US$ 400 per ounce, a Foreign Exchange Rate (FEX) of 2.65 Reais per US $1.00 and a cut off grade of 0.21 g/t Au.


        TABLE 1-1 PROVEN AND PROBABLE MINERAL RESERVES - NOVEMBER 1, 2005

        ------------------------ ------------- ---------- --------------
            CLASSIFICATION          TONNES       GRADE        GOLD
                                   (X 1,000)    (AU G/T)     (OUNCES)
        ------------------------ ------------- ---------- --------------
        Proven                      807,341       0.44      11,212,000
                                 ------------- ---------- --------------
        Probable                    139,633       0.46       2,068,000
        ------------------------ ------------- ---------- --------------
        PROVEN & PROBABLE           946,974       0.44      13,280,000
        ------------------------ ------------- ---------- --------------

        Table 1-1 summarizes the Measured and Indicated mineral resource estimates (excluding mineral reserves) for the Paracatu mine as of November 1, 2005 at a gold price of US $450 per ounce, a Foreign Exchange Rate (FEX) of 2.65 Reais per US $1.00 and a cut off grade of
        0.19 g/t Au.



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        TABLE 1-2 MEASURED AND INDICATED MINERAL RESOURCES - NOVEMBER 1, 2005

        ------------------------ ------------- ---------- --------------
             CLASSIFICATION          TONNES       GRADE        GOLD
                                   (X 1,000)    (AU G/T)     (OUNCES)
        ------------------------ ------------- ---------- --------------
        Measured                    110,837       0.43       1,530,000
                                 ------------- ---------- --------------
        Indicated                    11,069       0.41         147,000
        ------------------------ ------------- ---------- --------------
        Measured and Indicated      121,906       0.43       1,677,000
        ------------------------ ------------- ---------- --------------

        In addition to the Measured and Indicated mineral resources stated in Table 1-2, Paracatu hosts an Inferred resource of 123.0 million tonnes averaging 0.43 g/t Au. Inferred resources are estimated at a gold price of US $450 per ounce and a FEX of 2.65 Reais per US $1.00.

        The resource and reserve estimates described in this report are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

1.2     KEY METHODOLOGY CHANGES

        The following section summarizes key changes in estimation methodology relative to the historical estimation methods employed at RPM and previously reported by Kinross.

1.2.1   DRILL HOLE SPACING AND RESOURCE CLASSIFICATION

        Historically, RPM required a minimum drill hole spacing of 100 x 100 meters to support a classification of Measured and Indicated Resources. In April 2005, Kinross commissioned Dr. B. Davis (Davis 05), an independent geostatistical consultant, to complete a study to determine the minimum drill hole spacing necessary to support a Measured and Indicated resource classification at Paracatu. Dr. Davis concluded that a 200 x 200 meter "five spot" pattern, resulting in an average drill hole spacing of 140 meters, was sufficient to support an Indicated classification at Paracatu. Additional discussion of Dr. Davis' conclusions is included in Section 10.0 of this report.



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1.2.2   SAMPLE PREPARATION AND ANALYSIS

        Historically, RPM assayed six (6), 50-gram sample aliquots for every 1.0 meter sample submitted for analysis. The average grade reported for each sample was an average of the six individual aliquots. In June 2005, Kinross received a report from Agoratek International (Gy, Bongarcon
        2005), an independent consulting firm specializing in gold sampling and hetrogenity studies. Agoratek's principle consultants are Dr. P. Gy and Dr. D. Francois Bongarcon, recognized industry experts in sampling theory. Agoratek's scope was to review the historical sampling methodology employed at Paracatu and recommend changes to maintain sample integrity and precision. In their June report, Agoratek concluded that three to four 50g sample aliquots would be adequate to ensure the precision of the sample results is maintained. As a result of their recommendation, Kinross abandoned the six aliquot practices and began using three (3) 50-gram aliquots to determine the grade of each sample interval. Additional discussion regarding Agoratek's conclusions is included in Section 12.0 of this report.

1.2.3   GEOLOGICAL INTERPRETATION

        Previous resource models at Paracatu limited gold grade interpolation to a mineralized horizon determined largely limits interpreted by RPM geologists based on geology and assay data from drill holes. The mineralized horizon was further sub-divided by weathering profiles and arsenic content, establishing the C, T, B1 and B2 horizons and Calha, non-Claha and IDS ore types. Metallurgical recovery was assigned to the Calha, n-n Calha, IDS units and gold grade interpolation utilized conditional simulation of composite data within the defined ore limits.

        The resource model reported herein is based on a revised geological interpretation that subdivides the mineralized horizon west of Rico Creek into two distinct layers, developed largely from geological features logged in the core and verified against gold assay results. Three layers were identified within the zone, a hangingwall zone (HWZ), approximately 40 to 60 meters thick with gold grades between 0.15 g/t -
        0.30 g/t and a footwall zone (FWZ), measuring 60 to 80



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        meters in thickness, typically averaging 0.60 g/t. Gold mineralization in the HWZ coincides with the first occurrence of arsenopyrite, increased folding and increased boudins. All three factors increase toward the FWZ. The HWZ can be visually identified by a significant increase in boudins and the presence of coarse grained arsenopyrite. The footwall contact of the FWZ is abrupt in some places and gradational, over a 10-15 meter thickness, in others. Where it is gradational, gold grade gradually decrease to a 0.10 to 0.20 g/t range to the last visual occurrence of arsenopyrite. For the November resource model, the footwall contact of the FWZ was truncated at the point where boudins and coarse grained arsenopyrite truncated. The remaining gradational mineralization beyond this point was not modeled.

        East of Rico Creek, in the historical and current mine area, identification of the HWZ and FWZ was not possible, largely the result of the failure of several holes to test the entire thickness of the mineralized horizon. As a result, grade interpolation in this area relied on a geological solid that estimated the footwall limits of the mineralized zone by projecting a limited distance beyond the last data point available. The estimated contacts are considered by Kinross to be conservative, rarely extending more than 8.0 meters below the available drill data.

        Additional information on the changes in the geological modeling is provided in Section 17.0 of this report

1.2.4   ORE HARDNESS

        Ore hardness has always been recognized as a critical success factor in modeling the Paracatu deposit. Historically, hardness, measured according to Bond Work Index (BWI), was assessed based on an 8.0 meter downhole composite sample equal to the mine`s bench height. Each sample is composed of a fraction of each meter after initial sample crushing to
        1.4 mm. The BWI test is carried out by the RPM process lab following the BWI standard test. BWI values were interpolated into the model blocks using multi indicator kriging without lithology discretization.



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        For the reserve estimate disclosed herein, the BWI data was collected in the same manner with the exception that the new crushing standard meant that the composite sample was formed from the 2.0 mm crushed product for each 1.0 meter interval. The interpolation method used to estimate the BWI for individual model blocks was ordinary kriging.

        The interpolated BWI values were then used to estimate a Process Cost Adjustment Factor (PCAF) for each block. The PCAF was evaluated during optimization of the resource model by Whittle 4X(C), an industry recognized software program. Whittle 4X(C) determined the profitability of each block considering the PCAF, recovery and gold content. More detail on the PCAF is provided in Section 17.0 of this report.

1.2.5   METALLURGICAL RECOVERY

        Previous models at Paracatu estimated average recoveries for individual ore types based on the arsenic content of the ore. Sectional interpretation, based on arsenic analytical data, outlined polygons for Calha, non-Calha and IDS ore types. Average metallurgical recoveries were then assigned to each unit.

        In the resource model reported herein, metallurgical recovery is estimated for each model block based on arsenic and sulphur data collected from the drill core. The net result is a variable metallurgical recovery for each model block based on the same data originally used to define Calha and IDS ores on section. More detail on how recovery was estimated for the resource model reported herein is provided in Sections 16.0 and 17.0 of this report.

1.2.6   RESOURCE MODEL OPTIMIZATION

        Historically, RPM used MSO, a proprietary software program developed in Brazil, for optimization of the resource model. For this report, pit optimization is reported exclusively from Whittle 4X(C), a standard software program recognized by thE international mining community. Kinross has completed several comparisons between Whittle 4X(C) and MSO and results indicatE that MSO typically mines a larger volume of rock than Whittle 4X(C). The MSO algorithm does not attempt to



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        identify thE highest Net Present Value for the pit shells generated. MSO equates marginal cost to marginal revenue at the outer boundary of the shells.

1.3     DESCRIPTION AND LOCATION

        The Paracatu mine is located 2 km north of the city of Paracatu (population 75,000), in the north western portion of the state of Minas Gerais, Brazil, 230 km southeast of the national capital Brasilia and 480 km northwest of the state capital Belo Horizonte.

        The current mine includes an open cut mine, process plant, tailings impoundment area and related surface infrastructure, with a throughput rate of 18 million tonnes per annum (Mtpa). Historically, mining in the pit has not required drilling or blasting prior to excavation. Ore is ripped using CAT D10 dozers, pushed to CAT 992 front-end loaders and loaded to CAT 777 haul trucks for transport to the crusher. In 2004, RPM began blasting harder portions of the deposit exposed in certain areas of the mine.

        The mineral resources and mineral reserves supported by this Technical Report assume completion of Expansion Plan III, described in detail in
        Section 16.0 of this report. Expansion Plan III will increase plant throughput to 50 Mtpa, allowing more efficient treatment of harder ores at depth and improved recovery of arsenopyrite rich ores.

        RPM currently holds clear mineral rights title to two (2) mining licenses and eighteen (18) exploration concessions totalling 12,783 hectares. The mine and most of the surface infrastructure, with the exception of the tailings impoundment area, lie within the two mining licenses. The mining licenses are confirmed by legal survey. An application to convert additional exploration concessions to mining leases has been submitted to the DNPM for review. RPM has expressed that there is reasonable certainty that DNPM will approve the application within the next six months.



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1.4     ACCESSIBILITY CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

        Access to the site is provided by paved federal highway or by charter aircraft. A paved airstrip, suitable for small aircraft is maintained on the outskirts of city of Paracatu.

        The mine is the largest employer in Paracatu, directly employing 750 workers in what is predominantly an agricultural town (dairy and beef cattle and soy bean crops) located in Brazil's tropical savannah. Average annual rainfall varies between 850 and 1800 mm, the average being 1300 mm, with the majority realized during the rainy season between October and March. Temperatures range from 15(degree) to 35(degree) Celsius.

        The mine draws power from the Brazilian national power grid.

        The mine is dependent on rainfall as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the beneficiation plant. Similarly, surface runoff and rain water is stored in the tailings impoundment, which constitutes the main water reservoir for the concentrator. The objective is to capture and store as much water as possible from the rainy season to ensure adequate water supply during the dry season. The mine is permitted to draw make up water from three local rivers that also provide water for agricultural purposes.

1.5     PROJECT HISTORY

        Gold mining has been associated with the Paracatu area since 1722 with the discovery of placer gold in the creeks and rivers of the Paracatu region. Alluvial mining peaked in the mid -1800's and until the 1980's; mining activity was largely restricted to garimpiero (artisinal) miners.

        In 1984, Rio Tinto began exploring the property using modern exploration methods and by 1987, the RPM joint venture was formed between Rio Tinto and Autram Mineracao e Participacoes (later TVX Gold Inc). The RPM joint venture



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        constructed the mine and processing facility for an initial capital cost of $65 million.

        Production commenced in 1987 and the mine has operated continuously since then. As of December 31, 2004, the mine has produced close to 3.0 million ounces of gold from 237.0 M tonnes of ore. Average life of mine mill feed grade is 0.50 g/t Au. The average metallurgical recovery is 78.1%.

        Production for the period January through October 2005 was 13.9 M tonnes averaging 0.43 g/t Au. The resource model described herein has been adjusted to reflect mine production.

        In January 2003, TVX's 49% interest in RPM was acquired by Kinross as part of the merger between Kinross, TVX and Echo Bay Mines Ltd (EBM).

        In December 2004, Kinross purchased Rio Tinto's 51% interest in RPM to obtain a 100% ownership position in the property.

        In 2004, ECM, a Brazilian consulting engineering company completed a Feasibility Study on Expansion Project III, proposing a throughput increase to 30 Mtpa.

        In June 2005, RPM and Kinross staff prepared the Plant Capacity Scoping Study, which is the primary supporting document for the resource and reserve estimates disclosed herein. Various throughput rates and process options were examined. The Study indicates that a staged expansion from 18 Mtpa to 32 Mtpa with a second phase bringing total throughput to a 50 Mtpa returned the best Net Present Value based on discounted cash flow analyses of the options.

        In September 2005, Kinross awarded SNC-Lavalin Engineers and Constructors Ltd and MinerConsult Engenharia, a Brazilian engineering firm, a contract for the Basic Engineering of Expansion Plan lll.



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1.6     GEOLOGY

        Mineralization at Paracatu occurs within the Morro do Ouro sequence, a series of phyllites that have been thrust from SW to NE producing extensive deformation. Anamalous gold and sulphide mineralization is localized within a 120 - 140 meter thick high strain zone that dips gently (20(Degree)) to the SW and is traceable for over 6 km along a NE-SW trend, and more than 3 km in width. Grade variation can be visually identified within the high strain zone based on readily observable geologic features, the most important of which are the frequency of boudins, intensity of shearing and arsenopyrite content,

        Holcombe, Coughlin and Associates (Holcombe 2005), an independent structural geology company, concluded that the timing of gold and sulphide mineralization was syn-deformational. Gold and sulphides are scavenged from the Morro do Ouro sedimentary sequence during deformation and localized within the high strain zone(s) that acted as chemical traps due to dissolution of silica and carbonate and resulting increase in graphite.

        Subsequent surface weathering produced four, distinct, weathering horizons. The individual weathering horizons, known as the C, T, B1 and B2 are described in detail in Section 6.0 of this report. Mining to date has exhausted the majority of the softer C and T horizons. The remaining reserves for the project are hosted in the B1 and B2 horizons with the majority (90%) hosted in the B2 horizon. Ore hardness, based on Bond Work Index (BWI) tests of the cores, increases with depth from surface. Table 1-3 presents the average range of BWI measurements by horizon.



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           TABLE 1-3 BOND WORK INDEX ORE HARDNESS ESTIMATES BY HORIZON

                        ---------------- ----------------
                             HORIZON         BWI RANGE
                                              (KWH/T)
                        ---------------- ----------------
                               C              2 to 3
                               T              3 to 4
                               B1             5 to 7
                               B2             8 to 16
                        ---------------- ----------------

        Historically, sulphide mineralization in mineralized horizon has been sub-divided based on the arsenic content. The historically units, know as Calha (arsenic greater than 2500 ppm), non-Calha (arsenic less than 2500 ppm) and Intensely Deformed Sulphide (IDS) mineralization (the central portion of Calha lenses with an arsenic content greater than 4000 ppm) were traditionally interpreted and differentiated during resource modeling.

        The percentage of arsenopyrite in the ore directly affects metallurgical recovery. Ore with higher arsenic content typically has slightly lower metallurgical recovery.

        In the resource and reserve estimate summarized in this report, Kinross utilized sulphur and arsenic assays collected during the drill programs to estimate the metallurgical recovery for each block in the resource model. Complete details on how recovery has been estimated for this estimate are provided in Sections 16.0 and 17.0 of this report.

        Mineralization is confined to the finely laminated phyllites of the Morro do Ouro sequence immediately overlying the massive Serra da Landim metasiltstone member that forms the base of the Paracatu formation. Gold and sulphide mineralization is believed to be syngenetic with the deposition of the phyllites.

        In late Proterozoic times, the weaker phyllites responded more easily to tectonic pressures than the enveloping siltstone units. Regional east-west deformation and a later phase of north-south buckling (interpreted to be responsible for formation of a high strain zone, occurred simultaneously with remobilization of gold and sulphide mineralization.



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        Evidence supporting the two phase deformational history is provided by mapping of the boudin axes. Outside of the high strain zone, boudin axes trend north-south. Within the high strain zone, the axes are rotated to an east-west orientation.

1.7     DEPOSIT TYPE

        The Paracatu deposit is a metamorphic gold system with finely disseminated gold mineralization hosted within an original bedded sedimentary host. Mineralization is syn-deformational with the thrusting of the rocks of the Morro do Ouro sequence from WSW to ENE. To the authors knowledge, Paracatu is a unique deposit and therefore is termed a Morro do Ouro type deposit. The deposit has extraordinary lateral continuity and exhibits very predictable grade distribution.

1.8     MINERALIZATION

        The Paracatu phyllites have been metamorphically altered to lower greenschist facies resulting in pervasive quartz-sericite alteration. Metamorphic grade increases from east to west.

        Sulphide mineralization is dominantly arsenopyrite and pyrite with pyrrhotite and lesser amounts of chalcopyrite, sphalerite and galena.

        Gold is closely associated with arsenopyrite and pyrite and occurs predominantly as fine-grained free gold along the arsenopyrite and pyrite grain boundaries or in fractures in the individual arsenopyrite and pyrite grains. Thin section analyses indicate 92% of the gold is free. Gold grains typically average 50-150 microns in size. The size and amount of the gold grains does not correlate well with the size or amount of the arsenopyrite grains. It is however essential that arsenopyrite be available as a substrate on which gold can occur.



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1.9     EXPLORATION

        Rio Tinto was the first company to apply modern exploration methods at Paracatu. Northeast of Rico Creek, the deposit had been drilled on a nominal 100 x 100 meter drill spacing.

        Exploration at Paracatu evolved in lock step with knowledge gained through production experience. Essentially, the success of mining in the C and T horizons focused attention and exploration effort on the B1 horizon. Continued production success in the B1 horizon led to increased interest in the B2 horizon.

        Recent drilling by Kinross has indicated that portions of the deposit NE of Rico Creek have not been drill tested for the entire thickness of the mineralized horizon hosting gold. This largely reflects the historical mining theory at Paracatu where softer C, T and B1 ores were targeted and harder B2 ores were considered uneconomic due to limitations in the existing process plant technology in operation at that particular moment in time.

        Expansion Plan III will allow processing of the harder ores of the B2 horizon. Originally, Kinross focused on increasing reserves to the SW of Rico Creek, exploiting the B2 mineralization that continues down dip of the surface exposure being mined in the current pit.

1.10    DRILLING

        In Q1, 2005, Kinross committed to a phased exploration program at Paracatu to delineate the Measured and Indicated resources west of Rico Creek. The initial program budget was US$ 4.5 million and consisted of 153 drill holes (30,000 meters). In Q3, 2005, Kinross approved an additional US$ 3.0 million drilling program (50 to 75 holes, 20,000 meters) targeting the potential mineralization below the current mine pit and including additional exploration holes targeting the lateral extent of the deposit beyond the conceptual $400 pit shell used to constrain the initial drilling west of Rico Creek.



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        The resource model described by this report incorporates results from 89 drill holes. Analytical results for the remainder of the planned 153 hole program were pending at the time of the estimate.

        The dominant sample collection method used to delineate the Paracatu resource and reserve model is diamond drilling. A total of 785 drill holes totalling 42,489 meters support the resource and reserve estimate stated in this report. Table 10-1 summarizes the data used in this report.

        A complete summary of the diamond drill holes included in the mineral resource estimate summarized in this report is included in Appendix A. The majority of the drilling relied on diamond drill core, largely H or N diameter core. Only 67 reverse circulation (RC) holes are included in the database Results from the RC holes indicated a consistent bias of 25% where the reverse circulation results were 25% lower than the diamond drill results. The reasons for the observed bias were thought to be related to losses of gold in the dust that was produced during drilling, some of it being retained inside the drill hole. RPM includes the reverse circulation results in their resource estimate. Kinross considers inclusion of this data may have a conservative effect on the resource model and reserve estimate.

        The nominal drill spacing Northeast of Rico Creek is 100 x 100 meters. An Optimum Drill Spacing Study (Davis 05) commissioned by Kinross established that a 200 x 200 meter five spot pattern (a 200 x 200 m grid plus one hole in the middle) would satisfactorily define Indicated mineral resources. This pattern results in a nominal 140 meter hole spacing and represents a departure from historical RPM practices.

        Diamond drilling has demonstrated that anomalous gold grades (greater than 0.20 g/t Au) occur within a 125-150 meter thick tabular zone that has been traced for more than 4.0 km (NE-SW) by 3.0 km. (NW-SE). Anomalous gold grades remain open down dip and laterally.



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        The portion of the deposit demonstrated to be economically viable is approximately 3.0 km by 2.0 km in size.

1.11    SAMPLING METHOD AND APPROACH

        The diamond drill holes have been systematically sampled using a 1.0 meter sample interval. In all, a total of 42,489 samples have been collected and analyzed. Core recovery is typically greater than 95%. The core is logged and a photographic record of each hole is collected prior to any sampling. The core is systematically sampled on 1.0 meter intervals without adjustment for geological boundaries. Sampling consumes 100% of the core except for the 8 cm pieces selected from every two meter interval which are retained and stored for S.G and Point Load Testing (PLT) analysis.

        Specific gravity measurements are collected during the core logging process using the water displacement method. These measurements are checked against samples collected from the upper levels of each mining bench during mining of the deposit.

        Samples for BWI analysis are collected as composite samples during sample preparation and are subjected to RPM's standard BWI analysis method.

1.12    SAMPLE PREPARATION, ANALYSIS AND SECURITY

        Historical sample preparation and analysis was performed recognizing the low average grade of the deposit. The historical method reduced each one meter core sample to 95% passing 1.44mm. Crushed samples were homogenized and split with approximately 7 kg stored as coarse reject. Approximately 200 grams of the remaining sample were split off for ICP analysis and 1.35 kg of sample was split out for Bond Work Index analysis. The remaining sample (4.5kg) was dried and further reduced to 95% passing 65 mesh. This sample was homogenized and split with 4.2 kg stores as pulp reject and the remain 300g was fully analyzed using standard fire assay with AA finish in a series of six, individual 50 g aliquots.



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        Results from the six individual aliquots were weight averaged together to determine the final grade for each sample.

        The process described above was time consuming, adversely impacted sample turn around time and QAQC sample turnaround. In an effort to streamline the preparation and analysis of the drill samples collected during Kinross' exploration effort, Kinross completed several studies at the start of the exploration program.

        In April 2005, an audit of the RPM mine lab was undertaken by Kinross' Laboratory Manager from the Fort Knox Mine (Oleson 05) to assess lab equipment and procedures. The audit recommended changes in preparation and fluxing that were implemented immediately resulting in markedly improved productivity and QAQC performance. Variability between 50 g aliquots was reduced significantly.

        In May 2005, Kinross commissioned Agoratek International (Gy, Bongarcon
        05) to review sample preparation and analysis procedures with a specific mandate to assess the historical practice of assaying six individual 50 g aliquots per sample and averaging the results. Agoratek, concluded that three (3) 50 g analyses would be sufficient for determining the grade of any given sample.

        Based on the lab audit and the Agoratek study, Kinross' standardized sample preparation and analytical procedure for the remainder of the exploration program was as follows:

        Samples (typically 8.0 kg) are crushed to 95% passing 2.0 mm and homogenized at the RPM sample preparation lab. Approximately 6 kg of sample is stored as coarse reject; the remaining 2 kg of sample is split out and pulverized to 90% passing 150 mesh. This sample is homogenized and three (3) 50 g aliquots are selected for fire assaying with an AA finish. The remaining pulverized sample is maintained as a sample pulp reject.

        Sample analyses were performed at three separate analytical labs during the exploration program. Two independent labs: Lakefield, Brazil and ALS Chemex,



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        Vancouver was utilized due to the number of samples generated. RPM's lab at Paracatu also analyzed samples during the exploration program.

        The use of three separate analytical facilities in compiling the results for the 89 additional drill holes added and used in completing this resource and reserve estimate is beneficial in that it results in reduced potential of lab bias influencing the accuracy of the estimate.

1.13    DATA VERIFICATION

        RPM staff has indicated that Rio Tinto employed rigorous data verification procedures. Kinross has not independently verified the data transcription against original sources for historical data. For the 2005 drill program, Kinross' exploration geologists managing the program verified all data. Gold grades were all double entered and weight averaged per sample, then the two databases were crosschecked with no significant errors or differences detected. Arsenic and sulphur assays have undergone initial cross-checking at the time of this report. Final checks were ongoing as are some QAQC batch re-runs. Batch reruns were redone if the blind standards inserted in the sample stream exceeded 2 standard deviations from the mean for any samples within the mineralized horizon.

        The summary database spreadsheet was compared to the individual digital files sent by the different laboratories. Kinross is confident that the database is sufficiently free of errors to support the present mineral resource and mineral reserve estimates.

1.14    ADJACENT PROPERTIES

        There are no other producing mines near the Paracatu mine. Fazenda Lavras is a gold prospect located approximately 13 km from Paracatu. It has some similarities with the Paracatu deposit but it is not in production. On a regional scale there are additional anomalies being investigated by Kinross.



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1.15    MINERAL PROCESSING AND METALLURGICAL TESTING

        The existing process plant at Paracatu has operated continuously since 1987. As of December 31, 2004, the average mill recovery was 78.1%. The plant includes primary and secondary crushing, grinding, gravity, flotation and hydrometallurgical circuits. Current plant throughput is 18 Mtpa.

        Plant recoveries are estimated on the basis of Calha content and IDS Calha (arsenic) content in each block together with an allowance for the gains by improved gravity recovery. Gold recovery projections are based on 80.39% for C,T,B1,B2 ore blends and 75% for ore blends containing higher Calha content (B2 ore with high arsenopyrite levels).

        Plant throughput has already been increased two times with expansion upgrades in 1997 and 1999.

        RPM recognized that further plant improvements were necessary to maintain current production levels in the face of increasing ore hardness. Exploration drilling had successfully traced the Paracatu deposit to depth and west of Rico Creek. Sampling indicated that ore hardness increased with increasing depth from surface.

        In response to the increasing ore hardness, RPM began evaluating options to further increase plant throughput. In 2004, a Feasibility Study for Expansion Plan III was completed by ECM, a Brazilian engineering firm. Aker-Kvaerner contributed technical expertise to ECM's study.

        In June 2005, RPM and KTS completed a Plant Capacity Scoping Study (RPM
        05), based on the initial expansion options considered in the Feasibility Study. Both RPM and Kinross staff provided input to the Plant Capacity Scoping Study which considered several alternatives to increase plant throughput. All options considered in the Study assumed the installation of an in pit crushing and conveying system (IPCC) and 38 foot diameter Semi-Autogenous Grinding (SAG) mill which were the cornerstone assumptions in the original Feasibility Study.



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        The Plant Capacity Scoping Study is the primary document supporting the resource and reserve estimates outlined in this report.

        The Plant Capacity Scoping Study recommended Expansion Plan III to proceed in two stages over a four year period commencing in 2006. The first stage will increase plant capacity from 18 to 32 Mtpa. A new 32 Mtpa SAG mill plant will be constructed and once commissioned, the existing 18 Mtpa plant will be shut down and refurbished. Once refurbishment of the 18 Mtpa plant is complete, it will be restarted and tasked with processing the remaining B1 reserve as well as softer, B2 ore. This will bring total plant throughput for the two lines to 50 Mtpa.

        The Plant Capacity Scoping Study included the installation of additional flotation cells and upgrading of the hydrometallurgical plant to handle the additional concentrate produced at the 50 Mtpa throughput rate.

        The Plant Capacity Scoping Study includes a preliminary evaluation and cost estimate to establish a new tailing facility with a capacity of 1.5 billion tonnes. The new impound area is located in the valley adjacent to the existing facility. Construction costs are estimated based on current construction costs for raising the tailing dam of the existing impoundment.

        Plant operating and capital costs for Expansion Plan III were originally estimated as part of the Feasibility Study completed by ECM, a Brazilian engineering company working with Aker-Kvaerner E&C. Firm supplier quotations for the recommended SAG and Ball mills have been received from suppliers and form the basis of the capital cost estimate.

        Data on SAG mill performance was collected during a pilot plant program completed by RPM staff. The pilot plant data was run on 1,500 tonnes of Paracatu ore with WIs ranging from 5.5 to 12.0 kWh/t. In all, six different ore types were processed through a Koppers 6x2 foot SAG mill that was leased from CETEM, Rio de Janeiro, Brazil. The pilot plant testwork and analysis of the results were all completed under the supervision of a team of recognized expert in the filed of SAG mill design and operation.



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        The pilot plant test work evaluated ores independently as well as composite ores formed by blending the available ore types together to produce a representative blend of future mill feed.

        Specific details on the pilot plant testwork are included in a 2004 Feasibility Study (RPM 2004).

        The IPCC will improve ore delivery from the pit to the plant. The IPCC will reduce haul distances resulting in lower operating costs. The IPCC is sized to transport 4870 tonnes per hour and assumes 75% availability. The ore will be transported by a 1.5 km long, 1.8 meter wide conveyor to fine ore bin near the existing crushing plant.

        The Process Plant Capacity Study assumes an MMD sizer will be installed. MMD sizers are the industry standard for limestone quarry operations challenged by the hardness of the rock (WI=12.0) It is considered adequate to treat the harder B2 ore in the reserve inventory.

1.16    MINERAL RESOURCE AND RESERVE ESTIMATE

        The mineral resource model for Paracatu is interpreted and estimated using Maptek Pty Ltd.s Vulcan(C) software.

        The mineral resource model for Paracatu is developed from a series of NW-SE oriented drill sections that include analytical data from the drill programs, pre-mining topography and current mine development. The sections are used to define the contacts between the various mineral horizons of interest.

        Historic mineral resource estimates focused on identifying the overall contacts of the phyllites hosting anomalous gold grades. No effort was made to isolate zones within the hanging and footwall contacts.

        During the drill campaign, Kinross geologists began to draw strong correlations between geological factors such as the frequency of boudins and fold and arsenopyrite content with gold assays. Higher grade gold results were found to correspond with a marked increase in boudins, folds and arsenopyrite. This



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        correlation was used to refine gold grade estimation in the resource model interpreted for this report.

        For the mineralization west of Rico Creek, the mineralized horizon has been divided into two distinct zones producing a layered interpretation. A hangingwall zone (HWZ), approximately 40 to 60 meters thick with gold grades between 0.15 g/t - 0.30 g/t and a footwall zone (FWZ), measuring 60 to 80 meters in thickness, with gold grades in excess of 0.60 g/t.

        The footwall contact of the FWZ varies between sharp and gradational. Where it is gradation, gold values decrease gradually over a 10-15 meter interval from the high grade FWZ to the lower contact. The gradational contact zones were not included in the November 2005 resource model.

        The mineralization east of Rico Creek is interpolated within the broader zone defining the entire thickness of the mineralized horizon as estimated by RPM geologists. The limits are considered conservative, largely the result of limiting the projection of the footwall contact to a distance equal to a single mining bench below the drill hole data. This is because many of the holes in the eastern portion of the deposit were stopped in mineralization and did not test the entire thickness of the mineralized horizon.

        The November resource model did not employ the typical Calha, non-Calha, IDS interpretation to establish the metallurgical recovery in the model space. Metallurgical recovery was estimated from the available arsenic and sulphur analytical results and estimated for individual blocks using ordinary kriging.

        The geological information is interpreted on the sections and the resulting interpretation is imported into Vulcan(C) foR further processing. Linear features (faults, lithologic contacts, and mineralization polygons are modeled as continuous three-dimensional surfaces and wireframes in Vulcan(C).

        The mineralized wireframes are used to extract sample data (gold, arsenic, sulphur, BWI, specific gravity) and code model blocks in a 50 x 50 x 8 (x, y, z) meter block model.



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        Raw assay data (1.0 meter samples) is composited into 4.0 meter intervals. The composite data is extracted using the wireframes produced from sectional interpretation. Each composite is coded according to the geological wire frame. Composites less than 2.0 meters in length are discarded and any duplicate (twinned) composites are also discarded. Grade capping of the raw assays is not employed during estimation. Any composite with a grade greater than 1.5 g/t Au was limited to one 50 m x 50 m x 8 m block. The extracted composite data for gold, arsenic and sulphur for each zone is analyzed using directional semi-variograms to determine the major, semi-major and minor axes and the influence of individual composites. The variograms are used to interpolate grades into the individual model blocks.

        Gold grades are interpolated using Ordinary Kriging with each geological unit (zone) estimated independently. The zone solids are used as hard boundaries and the composites must have the identical domain code item as the solids to be used in the interpolation process.

        An octant search is used in all cases for grade interpolation. A minimum of 1 composite and a maximum of 12 composites are used within the search ellipsoid. A maximum of four adjacent samples are used from the same drillhole.

        The resource model described in this report estimates specific gravity for each model block (50 x 50 x 8 meters). Specific gravity data from the raw samples (1.0 meter length) is composited over a 4.0 meter interval. Statistical and geostatistical analysis of the data is used to develop correlograms and fitted models for interpolation of specific gravity for the model blocks. Interpolation extracts data for each geological zone and used the composite data to estimate the grade for each block within the zone using ordinary kriging.

        A comparison with overall tonnage estimates estimated by the previous regression model compared to pit production statistics showed an increase in tonnage of about 7%. The November 2005 density model was therefore factored down by 7% to reflect operating experience. This is likely conservative as much of the data supporting the 7% reduction originates form the B1 horizon which is



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        notably more weathered and possibly, more variable as far as specific gravity is concerned. It is Kinross' opinion that in all likelihood, the more competent rocks in the B2 horizon will likely not demonstrate the same trend as the B1 rocks.

        BWI data is also modeled from the composite data collected from the drill holes during sample preparation. BWI is interpolated for each block in the model using ordinary kriging.

        Finally, each model block is assigned a metallurgical recovery based on results for sulphur (S) and arsenic (As). The metallurgical recovery is based on the following equation.

                Recovery = (a +(-2.36230 x S%) +(-0.0017 x As ppm)) x b) where

                a = theoretical maximum flotation recovery of 85.95352% and

                b = theoretical hydrometallurgical recovery or 96.5%

        The resource model is classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

        The resource model classification uses a combination of geostatistical methods and manual verification. The primary classification is the result of drill spacing analysis completed by Dr. B. Davis in April 2005, which is then manually verified.

        The resource model is exported to Whittle 4X(C), an accepted industry standard program used to estimate mineral reserves. Grade tonnage tables of the exported model are compared to a grade tonnage table from Vulcan(C) to ensure the accuracy of thE transfer. Whittle 4X(C) optimizations are completed on the Measured and Indicated mineral resources to develop a series oF nested pit shells. The shells are analyzed assuming a $US 400 per ounce gold price and a FEX of 2.65 Reais per US$. An optimum shell is selected to guide the design of the final pit.

        Additional analyses, assuming various gold price and FEX assumptions were also completed to determine the sensitivity of the project to changes in these key factors.



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        The operating costs used to complete the Whittle 4X(C) analysis are those estimated in the Plant Capacity Scoping Study. Preliminary capital costs were estimated based on recent supplier quotations for other Kinross operations. Operating costs for the recommended mine equipment fleet were estimated from first principles.

        Geotechnical parameters are consistent with those provided by Golder and Associates in their report dated June, 2005 (Golder 05).

        Pit design is completed using Datamine(C) modeling software. The optimum pit shell selected from Whittle 4X(C) is exported TO Datamine(C) and used to guide manual pit design. The pit design parameters are described in detail in Section 17.0 of thiS report.

        The final pit design is modeled in Datamine(C) to generate a final surface. The Vulcan(C) resource model is imported iNTO Datamine(C) and the grade tonnage curve is verified to ensure the model matches the model exported from Vulcan(C). The PIT design is used to extract the resource model blocks within the pit design and the blocks are reported by class (Measured, Indicated and Inferred) within the pit shell. Measured resources convert to Proven reserves, Indicated resources convert to Probable reserves and Inferred resources are reported separately.

        Mineral resources are estimated directly from Whittle 4X(C). The mineral resources presented in this report assume a golD price of US$ 450 per ounce and a FEX of 2.65 Reais per US$.

        The mineral resources reported are the incremental difference between the optimum pit shell at US$ 450 per ounce and the design pit at US$ 400 per ounce. Total Proven Reserves at US$ 400 per ounce are subtracted from total Measured Resources at US$450 per ounce and the difference is reported as the measured resource at the US$ 450 per ounce price level. The same calculation is performed on the Probable and Indicated component.



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1.17    CONCLUSIONS

        The Paracatu mine is a model mining operation. Gold production has consistently met targeted levels in the 18 years the mine has been in operation. Over that period of time, the predictive accuracy of the mineral resource model has been verified by actual production experience.

        RPM have completed a thorough pilot plant test confirming the amenability of the Paracatu ores to SAG milling. A Feasibility Study was completed on an option to increase throughput to 30 Mtpa with the addition of a SAG mill and in pit crushing and conveying system was completed in 2004 and updated in 2005 to reflect rising costs.

        A Plant Capacity Scoping Study, examining the Net Present Values of various plant throughput rates was completed in Q2-2005. This study considered four throughput options:

        o       Maintain current plant throughput

        o       Expansion to 30 Mtpa

        o       Expansion to 50 Mtpa

        o       Expansion to 66 Mtpa

        The Plant Capacity Scoping Study was based on the updated costs from the Feasibility Study. It is a detailed study and Kinross considers the costs to have been estimated to a pre-feasibility level of accuracy. Most of the major plant equipment is based on updated vendor quotations and site operating and construction costs are well known from operating experience at Paracatu.

        The Plant Capacity Scoping Study indicated the best Net Present Value of the options considered was an expansion to a 50 Mtpa throughput rate. Discounted cash flow analyses indicate that the project has a positive cash flow at gold prices above US $ 400 per ounce.



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1.18    RECOMMENDATIONS

        The primary recommendations regarding Paracatu modeling are:

        o       Update the drill database with remaining exploration holes;

        o       Review impact of new reagent recoveries on mine cutoff grade;

        o       Review economics on completion of the feasibility study;



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2.0     INTRODUCTION AND TERMS OF REFERENCE

2.1     INTRODUCTION

        The mineral resource and mineral reserve estimates summarized in this report are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves as required by Canada's National Instrument 43-101. This report has been prepared under the direct supervision of:

        R. Cooper, P.Eng, Vice-President, Technical Services, Kinross Gold Corporation and;

        W. Hanson, P.Geo, Director Technical Services, Kinross Gold Corporation.

        Both individuals have personally visited the Paracatu mine and have been directly involved in the work supporting the estimate disclosed herein.

        This report has been prepared in support of a reserve increase reported by Kinross Gold Corporation (Kinross) in a press release dated November 22, 2005. The reserve increases are based on an updated resource model prepared in October 2005, and assumes that the existing operation would be expanded to increase plant throughput to 50 Mtpa.

        ECM, a Brazilian consulting engineering company completed a Feasibility Study on the planned expansion in 2004. In June 2005, RPM and KTS staff prepared the Plant Capacity Scope Study that examined various plant throughputs and process options to determine the highest Net Present Value for each option. On September 2005, Kinross awarded SNC-Lavalin Engineers and Constructors a contract to complete Basic Engineering activities related to Expansion Plan lll.

2.2     TERMS OF REFERENCE

        All units of measure (distance, area, etc,) unless otherwise noted are in metric units of measure.



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        All monetary units are expressed in terms of October 2005 US dollars unless otherwise specified.

        An exchange rate of $2.65 Brazilian reais per $1.00 US has been assumed throughout the Capacity Study and the 2006 Life of Mine Plan and, by extension, this Technical Report. KTS prepared a sensitivity analysis of the mineral reserves at an exchange rate of $2.45 Brazilian reais per $1.00 US.

2.3     GLOSSARY

        CIM             Canadian Institute of Mining Metallurgy and Petroleum

        CONAMA          National Environmental Council

        DNMP Departamento Nacional da Producao Mineral (National Department for Mineral Production)

        EIA             Environmental Impact Assessment

        g/t             grams per tonne

        IBAMA           Brazilian Institute for the Environment and Renewable
                        Resources

        JORC            Joint Ore Reserves Committee

        KTS             Kinross Technical Services

        KWh/t           kilowatt-hours per tonne

        M               million

        Ha              hectares

        Mtpa            million tonnes per annum

        MW              megawatts

        oz(s)           troy ounce(s)

        PAE             Economic Development Plan

        ROM             run of mine



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        SAG             semi-autogenous grinding

        SGA             Environmental Management System

        SISNAMA         National Environmental System

        t               tonne(s)

        Tpa             tonnes per annum

        Tpd             tonnes per day

        Tph             tonnes per hour


2.4     SCOPE AND OBJECTIVES

        This report is prepared in support of Kinross' November 22, 2005 Press Release disclosing Kinross' updated resource and reserve estimates for the Paracatu Mine.

2.5     REPORT BASIS

        This Technical Report is based on costs and financial analyses completed as part of the RPM Plant Capacity Scope Study completed in June 2005. The resource model and reserve estimate have been prepared by RPM and Kinross staff. Reserve estimates are based on a mine plan within design pit developed based on an optimized pit shell estimated by Whittle 4X(C). Current operating costs were adjusted to reflect increased throughput rates after completion of the proposed plant expansion detailed in the Plant Capacity Scoping Study.

        The underlying data supporting the reserve estimate has been verified for accuracy by RPM staff and Kinross experts. No errors have been noted.

        The lead author of this report has personally visited the project on several occasions and has reviewed the estimation methodology.



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2.6     INDEPENDENT THIRD PARTY PARTICIPANTS

        The following independent consultants have contributed indirectly to this report:

        Agoratek International                  Sampling Hetrogeneity Study

        Dr. B. Davis, Independent Consultant    Optimum Drill Hole Spacing

        ECM Engineering                         Feasibility Study Expansion
                                                Project III

        Holcombe, Couglin & Associates          Structural Assessment

2.7     STUDY PARTICIPANTS

        The following employees of Kinross have contributed to the report:

        M. Belanger, P.Geo, Kinross Americas            Resource Estimation

        C. Frizzo, Kinross Americas Exploration         Geology & QA/QC

        B. Gillies, P.Geo, Kinross Gold Corporation     Geology & QA/QC

        R. Henderson, P.Eng, Kinross Gold Corporation   Metallurgy & Process

        K. Morris, P.Eng, Kinross Gold Corporation      Reserve Estimation

        J. Oleson, Kinross, Fort Knox Operations        Laboratory Audit

        Dr. R. Peroni, Rio Paracatu Mineracao           Resource Estimation

        W. Phillips, Kinross Americas                   Metallurgy and Process

        L. A. Tondo, Rio Paracatu Mineracao             Metallurgy and Process



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2.8     DISCLAIMER

        This document has been prepared by Kinross Gold Corporation's Technical Services Department (KTS). The document summarizes the professional opinion of the author(s) and includes conclusions and estimates that have been based on professional judgement and reasonable care. Said conclusions and estimates are consistent with the level of detail of this study and based on the information available at the time this report was completed. All conclusions and estimates presented are based on the assumptions and conditions outlined in this report. This report is to be issued and read in its entirety. Written or verbal excerpts from this report may not be used without the express written consent of the author(s) or officers of Kinross Gold Corporation.



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3.0     PROPERTY DESCRIPTION AND LOCATION

3.1     PROPERTY DESCRIPTION

        The Paracatu Mine (locally known as Morro do Ouro) is operated by Rio Paracatu Mineracao (RPM), a wholly owned subsidiary of Kinross Gold Corporation (Kinross). The mine has been in continuous operation since 1987.

        The mine includes an open cast mine, process plant, tailings impoundment area and related surface infrastructure and support buildings. Current plant throughput averages 18 Mtpa.

        Currently, mining does not require any waste removal (stripping) and just a limited amount of explosive is necessary to blast the harder ores prior to excavation. Ore is ripped and pushed into piles by CAT D10 dozers. CAT 992 front-end loaders load the ore from the piles into CAT 777 rigid frame haul trucks that transport the ore to the existing crusher.

        Ore hardness increases with the depth from surface and as a result, modeling the hardness of the Paracatu ore is as important as modeling the grade. Ore hardness is modeled based on Bond Work Index (BWI) analyses of diamond drill samples. RPM currently estimates that blasting of the Paracatu ore will be necessary for blocks with a BWI greater than
        8.5 kWh/t

        The mineral resources and mineral reserves supported by this Technical Report assume implementation of Expansion Plan III.

        The planned Expansion Plan III proposes to increase plant throughput to 30 Mtpa then 50 Mtpa, allowing more efficient treatment of harder ores at depth and the arsenopyrite rich ores. It is expected that with the Expansion Plan lll a fleet of larger mining equipment comprising 218 tonne trucks and either hydraulic or electric shovels will be purchased. KTS has prepared a trade-off study comparing various combinations of trucks and loading units. Capital and operating costs were also estimated.



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3.2     LOCATION

        The mine is located less 3 km north of the city of Paracatu (population 75,000) in the northwest part of the state of Minas Gerais, Brazil. Paracatu is located approximately 230 km from Brazil's capital, Brasilia at latitude 17(degree)3'S and lonGITUDE 46(degree)35'W. Figure 3-1 is a location map showing the location of Paracatu (in red).

                     FIGURE 3-1 - PARACATU MINE LOCATION MAP




                                      [MAP]




        The mine is located at an elevation of 780 m above sea level.



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3.3     TITLE AND OWNERSHIP

        In Brazil, the Departamento Nacional da Producao Mineral (DNPM) issues all mining leases and exploration concessions. Mining leases are renewable annually, and have no set expiry date. Each year RPM is required to provide information to DNPM summarizing mine production statistics.

        RPM currently holds title to two contiguous mining claims totalling 1,258 hectares:

        o DNPM Nos. 830.241/80 and 800.005/75 are outlined in red in Figure 3.3-1 below. The mine and most of the surface infrastructure, with the exception of the tailings impoundment area, lie within the two mining licenses. The mining claims are confirmed by legal survey.

        The current tailings impoundment is located on lands to which RPM has negotiated surface rights with the former landowner(s).

        RPM also holds title to 18 exploration concessions in the immediate mine area.

        Exploration concessions are granted for a period of three (3) years. Once a company has applied for an exploration concession, the applicant holds a priority right to the concession area provided no previous ownership exists. The owner of the concession can apply to have the exploration concession successively renewed. Renewal is at the sole discretion of DNPM.

        Granted exploration concessions are published in the Official Gazette of the Republic (OGR), which lists individual concessions and their change in status.

        The exploration concession grants the owner the sub-surface mineral rights. Surface rights can be applied for if the land is not owned by a third party.

        The owner of an exploration concession is guaranteed, by law, access to perform exploration field work, provided adequate compensation is paid to third party landowners and the concession owner accepts all environmental liabilities resulting from the exploration work.



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        In instances where third party landowners have denied surface access to an exploration concession, the owner maintains full title to the concession until such time as the issue of access is negotiated or legally enforced by the courts. Access is guaranteed under law so eventually; the owner will gain access to the exploration concession. Once access is obtained, the owner will have three (3) years to submit an ER on the concession.

        The owner of a mineral concession is obligated to explore the mineral potential of the concession and submit an Exploration Report (ER) to DNPM summarizing the results of the fieldwork and providing conclusions as to the economic viability of the mineralization. The content and structure of the report is dictated by DNPM and a qualified professional must prepare the report.

        DNPM will review the ER for the concessions and either:

        o approve the report, provided DNPM concurs with the report's conclusions regarding the potential to exploit the mineralization,

        o dismiss the report should the report not address all requirements in which case the owner is given a term in which to address any identified deficiencies in the report or,

        o postpone a decision on the report should it be decided that exploitation of the deposits are temporarily non-economic.

        Approval, dismissal or postponement of the ER is at the discretion of the DNPM. There is no set time limit for the DNPM to complete the review of the ER. The owner is notified of the DNPM's decision on the ER and the decision id published in the OGR.

        On DNPM approval of the ER, the owner of an exploration concession shall have one year to apply for a mining lease. The application must include a detailed Development Plan (DP) outlining how the deposit will be mined.

        DNPM will review the DP and decide whether or not to grant the application. The decision is at the discretion of DNPM but approval is virtually assured unless



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        development of the project is considered harmful to the public or the development of the project compromises interests more relevant than industrial exploitation. Should the application for a mining lease be denied for exploration concessions for which the ER has been approved, the owner is entitled to government compensation.

        On approval of the DP, DNPM will grant the mining license, which will remain in force until the depletion of the mineral resource. DNPM will publish the change in the OGR.

        RPM's exploration concessions are highlighted in blue in Figure 3.3-1 below. Unlike the mining leases, exploration concessions are not legally surveyed. Their physical limits are staked in the field and DNPM employees who physically confirm all corners in the field. Including the exploration concessions, RPM controls 12,859 hectares in the Paracatu area as outlined in Figure 3-2.

        RPM holds clear title to all the exploration concessions listed in Table 3-1. As previously noted, access to said concessions is guaranteed under law. Given the mines exemplary operations record for the past 18 years, there is no reason to suspect that application to convert said exploration concessions to mining leases would be denied.

        RPM currently has applications before DNPM to convert four exploration concessions to mining lease status. The current status of this application is summarized below for each exploration concession.

        o       EXPLORATION PERMIT 831205/85

                The ER was submitted and approved on April 22, 2002. The mine claim request was submitted on April 17, 2005 and is dependent on the subsequent presentation of the DP that is planned for 25 November, 2005. Once all necessary material is submitted to the DNMP, it is expected to take approximately six months to obtain the final mining claim.



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        o       EXPLORATION PERMIT 830907/99

                The ER was submitted and approved on April 22, 2002. The mine claim request was submitted on April 17, 2005. As per the claim above, its acceptance depends on the presentation of the DP to be submitted on November 25, 2005. The mining claim is expected after a period of six months following the presentation.

        o       EXPLORATION PERMIT 832228/93

                Title was effectively changed from GALESA (Rio Tinto) to RPM on November 22, 2005. RPM must present the ER and DP for this area to obtain the mining lease. It is expected to take approximately six months.

        o       EXPLORATION PERMIT 832225/93

                This exploration concession renewal is due January 1, 2006. RPM must present the ER and DP to obtain a mining lease. Once all reports are submitted, it is expected to take six months to go through the process established by the DNPM.

        Table 3-1 summarizes RPM current mining licenses and exploration concessions for which RPM holds clear title to the mineral rights.



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      TABLE 3-1 SUMMARY OF RPM MINING LICENSES AND EXPLORATION CONCESSIONS

----------- ------------------------ ------------ ------------------ -------------
  DNPM                TYPE               DATE        MINING LEASE        AREA
   (#)                                 ACQUIRED    APPLICATION DATE   (HECTARES)
830.241/80   Mining Lease              03/11/80                              828
800.005/75   Mining Lease              01/02/75                              430
----------- ------------------------ ------------ ------------------ -------------
             SUBTOTAL                                                      1,258
----------- ------------------------ ------------ ------------------ -------------
831.205/85   Exploration Concession    08/26/85            04/17/05           20
830.907/99   Exploration Concession    05/17/99            04/17/05           28
835.561/93   Exploration Concession    10/18/93        -                     131
832.228/93   Exploration Concession    06/21/93            11/22/05          990
832.225/93   Exploration Concession    06/21/93            01/01/06          938
832.227/93   Exploration Concession    06/21/93        -                      21
832.229/93   Exploration Concession    06/21/93        -                     950
805.862/75   Exploration Concession    07/02/75        -                     187
805.863/75   Exploration Concession    07/02/75        -                     130
831.848/93   Exploration Concession    06/07/93        -                     409
832.224/93   Exploration Concession    06/21/93        -                     171
831.823/99   Exploration Concession    09/24/99        -                     908
831.561/99   Exploration Concession    10/18/99        -                     976
830.253/00   Exploration Concession    02/10/00        -                   1,538
830.742/05   Exploration Concession    04/04/05        -                     381
830.743/05   Exploration Concession    04/04/05        -                   1,275
830.800/05   Exploration Concession    04/11/05        -                   1,993
830.801/05   Exploration Concession    04/11/05        -                     480
            ------------------------ ------------ ------------------ -------------
             SUBTOTAL                                                     11,525
            ------------------------ ------------ ------------------ -------------
             TOTAL                                                        12,783
----------- ------------------------ ------------ ------------------ -------------

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              FIGURE 3-2 PARACATU MINING AND EXPLORATION CLAIM MAP






                                      [MAP]






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3.4     PERMITTING

3.4.1   BRAZILIAN FRAMEWORK FOR THE ENVIRONMENT

        The Brazilian environmental policy is executed at three different levels of public administration - federal, state and municipal. Coordinating and formulating the Brazilian Environmental Policy is the responsibility of the Ministry for the Environment. Directly linked to it is the National Environmental Council (CONAMA), the deliberative and consultative board for environmental policy. CONAMA's responsibility is to establish the rules, standards and criteria guidelines so that environmental licensing can be granted and controlled by the state and municipal local environmental agencies which are part of the National Environmental System (SISNAMA), and by the Brazilian Institute for the Environment and Renewable Resources (IBAMA). IBAMA is the government agency under the jurisdiction of the Ministry for the Environment, and is the agency responsible for executing the Brazilian Environmental Policy at the federal level.

        The basic environmental process is initiated with the collection of baseline data, following the submission of a conceptual mine plan. Baseline data collection is followed with an Environmental Impact Assessment (EIA), leading to an Environmental Impact Report (RIMA), which is a summary of the EIA presented in simple language adequate to public communication and consultation. The EIA and RIMA are made available for public review and comment.

        Once the EIA/RIMA process is complete, the Environmental License (LA) is required to move the project forward. The LA is issued by the State Agency, under guidelines developed by the CONAMA. There are a number of components to the Environmental License:

        o PRIOR LICENSE (LP) - this is relevant to the mining project's preliminary planning stage and contains the basic requirements to be met during the location, installing and operating stages, in accordance with the municipal, state or federal plans for soil use.



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                Requirements must meet regulations, criteria and standards set out in the general guidelines for environmental licensing issued by the CONAMA. In addition, the criteria and standards established by the state environmental agency must be met, in the scope of the agencies area of jurisdiction, providing there is no conflict with federal level requirements.

        o The Mining Plan and the EIA/RIMA are technical documents required for obtaining the Prior License. This process is concurrent with the request for a mining concession.

        o INSTALLATION LICENSE (LI) - authorizes the start of the mining project, including implementation and installation of the project, according to the specifications in the approved Environmental Control Plan. After the LP is granted, an Economic Development Plan (PAE) is prepared, to be approved by the National Department for Mineral Production (DNPM), as well as an Environmental Control Plan (PCA, based on the Environmental Management System (SGA), to be approved by local Environmental Agency in order for the Installation License and the land clearing (deforestation) license to be issued. At this stage, a closure plan is also required, to be submitted for the DNPM's approval.

        o OPERATING LICENSE (LO) - authorizes, after necessary confirmation, the start of the licensed activity and functioning of its pollution control equipment, according to that set out in the Prior and Installation Licenses. During the operating phase of the Project, Annual Mining Reports (RAL) are submitted by the company for DNPM's approval. In the closure phase, the company applies for a Conformity Certificate from the environmental agency and DNPM, after the decommissioning, restoration and environmental monitoring operations are finished.



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        Figure 3-3 is a simplified diagram of the environmental and mining rights, licensing and control processes.

        Kinross is confident that RPM holds clear mineral title to the resources and reserves discussed in this report.











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        FIGURE 3-3 BRAZILIAN ENVIRONMENTAL LICENSING AND CONTROL PROCESS















                                     [CHART]















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        Environmental licenses related to Expansion Plan III have been obtained from the Environmental Regulatory Authorities; these include the Preliminary License (PL) allowing mining below the water table and the Installation License (IL) for installing the major plant equipment for phase I of Expansion Plan III.

3.4.2   CURRENT OPERATIONS STATUS

        One of the initial conditions satisfied by RPM in obtaining a mining license was that an Environmental Impact Assessment (EIA) was successfully filed with the State of Minas Gerais environmental agency. During the time that the mining license is effective, the Operation License must be renewed every four years. In the year 2000, RPM was the first Brazilian gold mining company to receive ISO 14001 certification. The mine has implemented excellent environmental care and monitoring programs. They include complete acid rock drainage (ARD) prediction and control program for mining the B2 sulphide ore and reclamation research and studies carried out in partnership with Vicosa Federal University
        (UFV) to define the final profile and vegetation for mined areas and the tailings dam.

        RPM is currently licensed to draw a set amount of water from the Sao Domingos, Santa Rita and Sao Pedro rivers. As previously discussed, any additional water demands are likely to be a sensitive issue in the community. It is likely that applications to increase water drawdown from the rivers will require public and government consultation and possibly additional environmental study. RPM staff has expressed confidence that Expansion Plan III can be completed under current water drawdown rates.

        Another permitting factor affecting Expansion Plan III is mining on the exploration claims west of Rico Creek. Rico Creek is a historic placer mining area and the soils in and around the creek are contaminated with mercury. The creek plays an important role in the community however and any disruption of the creek had to be carefully presented to the community.

        A communication process about Expansion Plan III was initiated in November 2003. A series of presentations outlining the benefits to the community and



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        describing the environmental impact of the planned expansion were initially presented to a representative group of RPM employees and selected opinion maker groups in the town of Paracatu including the local press. From these initial meetings, a strategy was developed to communicate Expansion Plan III to the community. The planned diversion of Rico Creek to allow continued mining of the deposit was one of the main focus areas for the community.

        Public perception of this process has been very positive as evidenced by the factthat no public hearings were requested after the EIA study was submitted to FEAM (the environmental agency). Legally, any party could call for a public hearing, at any time, within 45 days of submission of the EIA. This clearly indicates that the communication process was successful in building public support for the project within the local community.

        The final potentially significant permitting issue is related to approvals to mine below the water table. Currently the mine is not permitted to mine below the water table. This would require a specific permit that is issued by the State Water Authority. RPM personnel have indicated that it is reasonable to assume that the necessary government approvals will be granted in the first quarter of 2006. RPM has not actively pursued the necessary permits as there were sufficient mineral reserves above the water table to support the long-range mine plan. For the Expansion Project lll, however, these reserves become very important. The impact of lowering the water table in the areas influenced by the mine was studied in details by RPM. A Geohydrological and Geohydrochemical model to identify the underground flows and water quality has been generated to support the EIA study. The results were also communicated to the community. No public hearing was requested after the EIA submission.

        On September 29, 2005 RPM was granted the Previous Licence (LP) during a meeting of the Environmental Executive Committee (COPAM) at the Minas Gerais State Environmental Agency (FEAM).



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        RPM is finalizing some documents related to the LP and the Environmental
        Control Plan. This documentation should be submitted to the Environmental Agency by November 15, 2005. The Installation Licence
        (LI), which will allow starting with the expansion installation works, is expected to be granted in April 2006.

        Kinross is confident that all necessary permits for the planned expansion and the acquisition of all necessary surface rights is guaranteed under Brazilian mining law. Kinross is not aware of any limitations that would dent successful permitting of the project described herein.

3.5     ROYALTIES

        RPM must pay to the DNMP a royalty equivalent to 1% of net sales. Another 0.5% has to be paid to the holders of surface rights in the mine area if the rights are not already owned by RPM.



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4.0     ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

        Access to the site is provided by the federal highway system, a network of modern, paved roads that are maintained by the federal government. A small paved airstrip also services the community. The airstrip can accommodate small, charter aircraft.

        The Paracatu mine is located 230 km southeast of the national capital, Brasilia (pop. 2.1 million) and 480 km northwest of the state capital Belo Horizonte (pop. 2.5 million). Both cities are modern cities with industrial and manufacturing facilities. Belo Horizonte is considered the "mining capital" of Brazil and several major mining suppliers and engineering companies are headquartered there.

        Paracatu is located in the Brazilian savannah, a region characterized by low rolling hills that have been largely cleared of vegetation to support farming along with cattle ranching. The elevation at the mine site is 780 meters above sea level. The region is largely dependent on agriculture with soya beans being the predominant crop.

        The Paracatu mine is the largest industrial enterprise in the region, employing 750 people, most of who live in the city of Paracatu.

        There are two distinct seasons, a rainy season from October to March and a dry season from April through to September. Temperatures average 20(degree) Celsius, ranging from a high of 35(degree) C to a low of 15(degree) C. Average annual rainfALL TOTALS BETWEEN 850-1800 mm.

        Domestic water for the mine is obtained from the city of Paracatu, via pipelines from the municipal water company provider. Process water is largely recycled from the tailings pond. Make up water is drawn from the Sao Domingos and Sao Pedro rivers during the rainy season to maintain the water level in the tailings dam at a level sufficient to provide adequate water during the dry season. The mine also has access to artesian wells as an emergency water supply.



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        The Sao Domingos and Sao Pedro rivers provide all the water necessary to support agricultural irrigation in the area. As such, the drawdown of additional water is considered a sensitive issue in the community and was identified by RPM staff as a potential limiting factor in the design of the SAG Mill Expansion Project. RPM staff carefully monitored densities in the process circuit and concluded that the SAG Mill Expansion could be operated without having to modify their existing water drawdown permits.

        The mine is connected to the national power grid, which relies mainly on hydroelectric generation. Electricity is subject to a free market environment with consumers able to select their supplier of choice. RPM obtains electricity from Centrais Eletricas Minas Gerais (CEMIG). The mine has a small emergency power capability, used for critical process equipment that cannot be suddenly stopped such as thickeners and CIL tank agitators.

        The mine has established surface areas for tailings disposal, and for its mineral processing facilities. These are sufficient to meet the future needs as defined by the Life of Mine Plan. In the case of the tailings storage, the impoundment dam will be raised in a series of lifts to provide the necessary storage volume.



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5.0     PROJECT HISTORY

        The mining history of the Paracatu region is closely associated with the activities of the Portuguese bandeirantes expeditions who prospected for gold in Brazil's interior, arriving in the Paracatu region in 1722 after the discovery of gold alluvial placers.

        Alluvial mining peaked during the second half of the 18th century. The alluvial mining was not limited to the placer deposits along Rico Creek, they also exploited the oxidized ore outcrop on the top of Morro do Ouro hill or the "Hill of Gold".

        Gold production declined sharply in the region during the first decade of the 19th century. From this point forward, production was limited to "garimpeiros", subsistence level mining practiced by local inhabitants. Various prospectors explored the region but economically viable operations were limited as a result of the low-grade nature of the deposits.

        Beginning in 1970, Paracatu attracted some attention from mineral exploration companies looking for lead and zinc deposits in the area. The interest in the gold of Morro do Ouro was secondary as the majority of the companies were not attracted by the gold grade, considered to be too low to be economically extracted.

        In 1980, Rio Tinto, operating in Brazil under the name of Riofinex do Brasil, joined with Billiton in a partnership to explore land in Brazil. Billiton owned the Morro do Ouro area but had no interest in investing in the area. In 1984 Billiton sold the balance of its shares in the Morro do Ouro area to Riofinex. Riofinex embarked on a surface exploration program that focused on the oxidized and weathered horizons of the Moro do Ouro area. At the end of 1984, based on the data from hundreds of test pits (up to 25 m deep) and further supported by a total of 44 drill holes, a reserve of 97.5 Mt at 0.587g/t Au was estimated at what is currently known as the Paracatu Mine.



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        This estimate only included the superficial oxidized ore, then categorized as type C or T ore. Despite the low gold grade, Riofinex's geologists believed that profitable extraction of the ore could be realized. In 1985 this was confirmed by a feasibility study. Total investment up to that period was $7.3 million including ground acquisition costs, exploration costs, and the cost of the feasibility study.

        Approval was granted by Rio Tinto to construct a mining project at a capital cost of approximately US$ 65 million, on the condition that a Brazilian partner could be secured for the venture. At the end of 1985, RTZ Mineracao, successor to Riofinex, struck a joint venture agreement with Autram Mineracao e Participacoes (Autram) to joint venture the project through a new company, Rio Paracatu Mineracao (RPM), with Rio Tinto holding a 51% operating interest and Autram the remaining 49%.

        Autram's interest was ceded to TVX Participacoes who later became TVX Gold Inc. (TVX). TVX entered into an agreement with Newmont that resulted in Newmont and TVX holding a 24.5% interest in Paracatu. In early 2003, TVX acquired Newmont's 24.5% interest resulting in TVX having a 49% interest in Paracatu. Almost immediately, Kinross acquired TVX's interest as part of the Kinross, TVX, Echo Bay Mines Ltd (EBM), merger agreement.

        Production at Paracatu commenced in October 1987 treating oxidized and highly weathered ore from the C and T ore horizons described in Section
        5.0 of this report. The first gold bar was poured in December 1987. The following year, the mine throughput reached the design capacity of 6.1 Mtpa.

        After start up, the throughput rate was progressively increased to 13 Mtpa, as a result of a number of improvement programs. In 1993, an $18.3M Optimization Project was commissioned providing extra water and flotation capacity for the circuit.

        Throughput at Paracatu was increased again to 16 Mtpa in 1997 after completion of Expansion Project I with a capital cost expenditure of $47.3 M.



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        Expansion Project II (1999) increased the mill throughput to 20 Mtpa after a capital investment of $6.2M. Due to an increase in ore hardness, throughput has now fallen to the 18.0 Mtpa level.

        Total capital investment to December 31, 2004 totalled $249.4 M dollars. This includes the initial purchase costs of the land, all engineering, the initial construction costs, later optimization and expansion capital costs, the purchase of the mining fleet and other smaller capital investments to optimize the existing project.

        The plant currently produces approximately 200,000 ounces of gold annually at an average cash cost of $220 per ounce

        In December 2004, Kinross purchased Rio Tinto's 51% interest in the RPM mine giving Kinross a 100% interest in RPM and the Paracatu mine.

        Table 5-1 summarizes the historic life of mine production at Paracatu since it began commercial production in 1987.


               TABLE 5-1 PARACATU LIFE OF MINE PRODUCTION SUMMARY

------------------------ --------- --------- ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------
         YEAR               1987       1988      1989       1990       1991       1992       1993       1994       1995      1996
------------------------ --------- --------- ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------
Tonnes milled (million)      0.5        6.2       8.2        9.3       10.1       10.5       13.0       13.4       13.6       13.5
Feed grade (Au g/t)         0.78       0.77      0.67       0.64       0.61       0.58       0.50       0.50       0.49       0.50
Gold Produced (oz)         3,884    113,257   145,844    160,258    166,053    167,000    174,699    169,003    162,844    165,646
------------------------ --------- --------- ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------
         YEAR               1997       1998      1999       2000       2001       2002       2003       2004                TOTAL
------------------------ --------- --------- ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------
Tonnes milled (million)     15.3       15.6      17.5       19.7       16.5       18.4       18.4       17.3                 237.0
Feed grade (Au g/t)         0.47       0.48      0.45       0.47       0.45       0.48       0.44       0.44                  0.50
Gold Produced (oz)       156,687    181,305   188,938    228,866    186,915    224,539    200,691    188,574             2,985,002
------------------------ --------- --------- ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------

        Table 5-2 summarizes the mineral resource and reserve estimates for the Paracatu mine since Kinross acquired an interest in the property in December 2002. In 2002 and 2003, Kinross held a 49% interest in the property with Rio Tinto, the operator, holding the



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        remaining 51%. RPM estimated and reported mineral resources and reserves in 2002 and 2003 according to the Australian Institute of Mining and Metallurgy (AusIMM) Joint Ore Reserves Committee (JORC) Code. Kinross acquired Rio Tinto's 51% interest in December 2004 and reported mineral resources and reserves according to the Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) Standards. There are no material differences between JORC and CIM resource and reserve classifications.

          TABLE 5-2 HISTORICAL MINERAL RESOURCES AND RESERVE ESTIMATES

------------ ----------- ---------- ------------ -------------------------- ----------- ---------- ------------
               KINROSS      GOLD     REPORTING
     DATE     OWNERSHIP    PRICE        CODE            CLASSIFICATION        TONNES       GRADE      GOLD
                 (%)      (US$/OZ)                                           (X 1,000)   (AU G/T)    (AU OZS)
------------ ----------- ---------- ------------ -------------------------- ----------- ---------- ------------
  31-Dec-02        49%      $300        JORC      Proven                      156,547        0.43    2,163,000
                                                                            ----------- ---------- ------------
                            $300                  Probable                     24,402        0.43      337,000
                                                  ------------------------- ----------- ---------- ------------
                            $300                  PROVEN & PROBABLE           180,859        0.43    2,500,000
                                                  ------------------------- ----------- ---------- ------------
                            $325                  Measured                     14,700        0.46      217,000
                                                                            ----------- ---------- ------------
                            $325                  Indicated                    69,580        0.38      850,000
                                                  ------------------------- ----------- ---------- ------------
                            $325                  MEASURED AND INDICATED       84,280        0.39    1,067,000
                                                  ------------------------- ----------- ---------- ------------
                            $325                  INFERRED                     27,400        0.40
------------ ----------- ---------- ------------ -------------------------- ----------- ---------- ------------
  31-Dec-03        49%      $325        JORC      Proven                      163,971        0.42    2,225,000
                                                                            ----------- ---------- ------------
                            $325                  Probable                     31,829        0.38      388,000
                                                  ------------------------- ----------- ---------- ------------
                            $325                  PROVEN & PROBABLE           195,800        0.42    2,613,000
                                                  ------------------------- ----------- ---------- ------------
                            $350                  Measured                          -           -            -
                                                                            ----------- ---------- ------------
                            $350                  Indicated                    76,627        0.39      966,000
                                                  ------------------------- ----------- ---------- ------------
                            $350                  MEASURED AND INDICATED       76,627        0.39      966,000
                                                  ------------------------- ----------- ---------- ------------
                            $350                  INFERRED                     30,508        0.37
------------ ----------- ---------- ------------ -------------------------- ----------- ---------- ------------
  31-Dec-04       100%      $350        CIM       Proven                      425,947        0.44    6,025,000
                                                                            ----------- ---------- ------------
                            $350                  Probable                    178,464        0.43    2,437,000
                                                  ------------------------- ----------- ---------- ------------
                            $350                  PROVEN & PROBABLE           604,411        0.44    8,463,000
                                                  ------------------------- ----------- ---------- ------------
                            $400                  Measured                      1,645        0.30       16,000
                                                                            ----------- ---------- ------------
                            $400                  Indicated                       647        0.31        6,000
                                                  ------------------------- ----------- ---------- ------------
                            $400                  MEASURED AND INDICATED        2,292        0.30       22,000
                                                  ------------------------- ----------- ---------- ------------
                            $400                  INFERRED                     71,881        0.40
------------ ----------- ---------- ------------ -------------------------- ----------- ---------- ------------

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6.0     GEOLOGICAL SETTING

        In May 2005, R. Holcombe of Holcombe Coughlin and Associates, an independent structural geology consulting firm, visited the site and conducted fieldwork to isolate the structural controls on mineralization at Paracatu.

        Holcombe hypothesizes that the mineralization at Paracatu is closely related to the thrust faulting that emplaced the Paracatu Formation to the NW over top of younger rocks of the Vazante Formation. Gold and sulphide mineralization was emplaced syn-deformationally, localized from the surrounding sediments through metamorphic alteration and concentrated into high stress areas where shearing was greatest during thrusting. Silica and carbonate were stripped out of the high strain zones resulting in an increase in graphite, providing an ideal chemical trap to precipitate gold and sulphide minerals out metamorphic remobilization fluids generated by pressure from the lithostatic pile.

6.1     REGIONAL GEOLOGY

        The mineralization is hosted by a thick sequence of phyllites belonging to the basal part of the Upper Proterozoic Paracatu Formation and known locally as the Morro do Ouro Sequence. The sequence outcrops in a northerly trend in the eastern Brasilia Fold Belt, which, in turn, forms the western edge of the San Francisco Craton. The Brasilia Fold Belt predominantly consists of clastic sediments, which have undergone lower greenschist grade metamorphism along with significant tectonic deformation.

        A series of east-northeast trending thrust faults are extensively developed along the belt. Metamorphic grade increases towards the west as the thickness of the fold belt increases. The timing of deformation is estimated at between 800-600 Ma during the Brasiliano orogenic cycle and the mineralization is believed to originate syngenetically with this period of deformation.

        A number of anomalous gold occurrences have been mapped in the area. Most are hosted in rocks similar to those being mined at Paracatu. Stratigraphic



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        correlation between the know occurrences is difficult, largely as a result of fault offsets and lack of true marker units. It is not certain that these other mineralized occurrences are within the same stratigraphic horizon as Paracatu.

        Mineralization at Cabeca Seca and Luziania occurs along the same northwest linear trend as Paracatu. This trend defines a significant regional gravity anomaly.

        Figure 6-1 is a regional geological map of the Paracatu district modified as per Holcombe 2005.












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                  FIGURE 6-1 REGIONAL GEOLOGY PARACATU DISTRICT






                                      [MAP]






6.2     LOCAL GEOLOGY

        The phyllites at Paracatu lie within a broader series of regional phyllites. The Paracatu phyllites exhibit extensive deformation and feature well developed quartz boudins and associated sulphide mineralization. Sericite is common, likely as a result of extensive metamorphic alteration of the host rocks.

        Primary sedimentary features and bedding planes are easily recognizable but are intensively deformed with development of thrusting, bedding plane thrusting, sygmoidal and boudinage structures as can be observed in Figures 6-2 and 6-3 below.



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       FIGURE 6-2 TYPICAL SULPHIDE MINERALIZATION IN BOUDINAGE STRUCTURES






                                    [PICTURE]






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                     FIGURE 6-3 SMALL SCALE THRUST FAULTING






                                   [PICTURE]






        Mineralization at Paracatu is closely related to a period of ductile deformation, associated shearing and thrust faulting. Overall, the Morro do Ouro sequence has been thrust to the northeast. Intense, low angle isoclinal folds are commonly observed. The mineralization plunges to the west-southwest at 15 to 20(degree) and there is secondary folding with axial PLANES striking to the northwest resulting in kink bands and egg box folds in some areas.

        The mineralization appears to be truncated to the north by a major normal fault trending east-northeast as mapped in Figure 6-4. The displacement along this fault is not currently understood but the fault is used as a hard boundary during mineral resource estimation. The current interpretation is that the fault has displaced the mineralization upwards and natural processes have eroded away any mineralization in this area.



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                FIGURE 6-4: LOCAL GEOLOGY OF THE PARACATU DEPOSIT











                                      [MAP]











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        Figure 6-5 presents a conceptualized geological cross section looking to the Northwest through the Paracatu deposit. The section shows the high strain zone in pink surrounded by the weakly mineralized phyllites of the Morro do Ouro sequence. Kinross' exploration results and the resource and reserve estimate summarized in this report are the results collected from following the high strain zone to the southwest, down dip from Rico Creek.

        FIGURE 6-5 CONCEPTUAL GEOLOGICAL CROSS SECTION OF THE PARACATU DEPOSIT








                                    [PICTURE]








6.3     DEPOSIT GEOLOGY

        The Paracatu mineralization is subdivided into 4 horizons defined by the degree of oxidation and surface weathering and the associated sulphide mineralization. These units are, from surface, the C, T, B1 and B2 horizons. Figure 6-6 presents the conceptual pre-mining weathering surface and established the relative relationship between the various zones. Mining to date has exhausted the C and


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        T horizons. The remaining mineral reserves are exclusively hosted in the
        B1 and B2 horizons.

               FIGURE 6-6 CONCEPTUAL PRE-MINING WEATHERING PROFILE






                                    [PICTURE]






        Type C mineralization occurs at surface and extends to 20 - 30 meters from surface. Type C mineralization is completely altered with no remaining sulphides. It also features localized laterite development.

        The T horizon is generally only a couple of meters thick. It is varicoloured and is essentially marks the transition from the C-horizon to the B1 horizon.

        The B1 horizon is dark in colour and carbonaceous with less oxidation than the C-horizon. Sulphides have been completely oxidized but some fresh sulphide material is visible in the quartz boudins.

        B2 mineralization was originally described as un-weathered or fresh mineralization with primary sulphides.

        The contact between un-mineralized host rock (Type A) and the various mineralized horizons is gradational, occurring over a 10m wide zone that is characterized by arsenic values of 200-500ppm and up to 0.2 g/t of gold.



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7.0     DEPOSIT TYPE

        The Paracatu deposit is a metamorphic gold system with finely disseminated gold mineralization hosted within an original bedded sedimentary host (phyllite). Very fine, evenly distributed gold (associated with sulphides) is finely disseminated throughout a thinly bedded phyllite (metamorphosed argillaceous sedimentary rock) of Upper Proterozoic age.

        The phyllites at Paracatu are highly deformed as a result of tectonic processes.

        Gold mineralization at Paracatu was introduced syn-tectonically, the result of metamorphic alteration during thrusting of the Morro do Ouro sequence over top of the rocks of the younger Vazante Formation. Metamorphic grade increases from east to west.. Structural interpretation suggests that mineralization was precipitated within a high strain zone where silica and carbonate were scavenged out of the host phyllites resulting in an increase in graphite content that may have acted as a chemical trap, precipitating out gold and sulphide mineralization remobilized during metamorphic alteration of the Morro do Ouro Sequence.




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8.0     MINERALIZATION

8.1     PETROGRAPHY

        The mineralization at Paracatu is indicative of metamorphic alteration of lower greenschist facies intensity. Early petrographic studies of the B1 mineralization indicated that quartz and sericite make up 80% of the rock mass. Carbon occurs in the form of a fine opaque dust disseminated within the individual sericite bands. Carbon content varies from 5-20%. Minor amounts of ilmenite, tourmaline, anatase, rutile and limonite are also commonly observed.

        In 2000, a suite of 50 samples of typical Paracatu mineralization was submitted for petrographic study. The samples were collected from different ore horizons, at different locations and at different depths from surface and are considered to be representative of the Paracatu mineralization.

        West of Rico Creek a similar sized suite was collected from B2 rocks of the 2005 drilling campaign and confirmed that these rocks are mineralogically the primary equivalent of slightly more weathered analogues to the east.

        Results indicated that 60-90% of unoxidized phyllites were composed of quartz and sericite producing the distinctive banding noted. Individual bands typically are less than 2 cm in thickness.

        The phyllites also contain carbonate (calcite and ankerite) locally up to 20% and the same fine grained carbon noted in the previous petrographic work was also observed in the latter samples. Accessory minerals included muscovite, biotite, albite, tourmaline, ilmenite, chlorite, zircon and rutile.

8.2     SULPHIDES

        The amount of sulphides present typically doesn't exceed 3-4%. The most common sulphides observed are pyrite, arsenopyrite and pyrrhotite. Galena is relatively common and may be accompanied by sphalerite. Chalcopyrite occurs locally in fractures in the main sulphide minerals noted above.



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        The sulphides typically occur as individual crystals or coarse crystalline aggregates.

        Arsenopyrite is the most common sulphide and occurs as a fine grained (less than 1mm) to coarsegrained (greater than 3mm) aggregates. Crystals up to 1 cm in size are not uncommon. Arsenopyrite crystals increase in size to the southwest.

        The mineralization at Paracatu exhibits distinct mineralogical zoning with the arsenopyrite content increasing towards the center and west and in the zones of intense deformation. Gold grades increase in lock step with the arsenopyrite so that the highest gold grades occur where arsenopyrite content is greatest.

        Pyrrhotite occurs in the western part of the deposit and gold grade are elevated where pyrrhotite increases. There is evidence for the existence of a high-grade pyrrhotite body at depth, which has been intersected in a number of drillholes.

        The paragenetic model proposed for Paracatu suggests that gold and arsenopyrite were introduced concurrently, syn-tectonically with deformation.

        Holcombe suggests that the boudins typically observed in the higher grade portions of the Paracatu deposit, represent original, attenuated quartz veins. Holcombe notes that the quartz boudins crosscut bedding at a shallow angle. The boudin thickness likely represents the original thickness of the quartz vein and these have been considerably attenuated implying moderately high to very high strain in the system.

        Holcombe interprets a two-stage process related to the boudins, the first stage emplaces the quartz veins early in the deformation event. As stress builds, these veins are folded, boudinaged and separated. It is interesting to note the apparent absence of continuous quartz veins in the Paracatu rocks. Mineralized boudins are consistently foliation parallel, while a later barren quartz boudinage phase is noted to cross cut folation. A final late barren quartz stockwork phase also cross cuts foliation in the low grade hanging wall.



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8.3     GOLD

        Gold occurs either as free gold or electrum. Microscopic analysis indicates that 92% of the gold at Paracatu is free milling with less than 8% encapsulated by sulphide grains or silica.

        RPM examined 50 polished sections of Paracatu ore and identified 79 gold grains in 16 of the samples. 50 grains were associated with arsenopyrite either occurring on the grain boundaries or as inclusions. The remaining 29 gold grains were associated with pyrite.

        No gold was observed with pyrrhotite and no gold was noted without sulphide.

        The gold grains varied from sub-rounded to highly irregular (angular). Typically, gold grains were less than 10 microns in size and occur on the sulphide grain boundaries as seen in Figure 8-1.

        FIGURE 8-1 PARACATU THIN SECTION GOLD ON ARSENOPYRITE GRAIN BOUNDARY






                                    [PICTURE]






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        The gold varies in color from pale to deep yellow reflecting variation in the silver content.

        Another mineralogical assessment made by Rio Tinto in Bristol has analysed ore samples ground at a grinding size of 106 microns. 634 gold particles were identified, 27 % being bigger than 53 microns and 16 % bigger than 75 microns. These grains represented around 60 % of the total gold area of the samples. By the same talk, only 7 % of the grains were bigger than 106 microns, but those represented 40 % of the total gold area of the samples.

        In summary, all mineralogical assessments conducted so far indicate that gold is associated preferentially with arsenopyrite. Gold is predominantly free milling and responds to cyanidation. The majority of grains are ultrafine (less than 20 microns) but the few coarse grains that occur are responsible for the highest percentage of the contained gold in the ore.



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9.0     EXPLORATION

        Rio Tinto was the first company to apply modern exploration methods at Paracatu. The initial production decision was based on a mineral reserve estimate based on 44 drill holes and 458 surface pits (25 m maximum depth) testing the C and T horizons at Paracatu.

        The deposit, with the exception of the exploration permits west of Rico Creek, is currently drilled off on nominal 100 x 100 meter drill spacing.

        The exploration history at Paracatu has evolved in lock step with the mine development. Initially, the exploration effort was focused only on defining mineral reserves within the C and T horizons. As a result, the majority of the sample support was limited to within 25-30 meters of surface.

        As mining of the C and T horizons advanced and the initial capital investment was recovered, the decision was made to evaluate the B1 horizon and exploration drilling was focused on defining the deposit through drilling only to the bottom of the B1 horizon.

        As more knowledge was gained through mining of the B1 horizon, the potential of the B2 horizon became increasingly important and exploration drilling was extended to test the entire thickness of the C, T, B1 and B2 horizons.

        As a result of the staged recognition of the mineral reserve potential at Paracatu, several drill holes do not test the entire thickness of the B2 horizon.

        After acquiring a 100% interest in RPM, Kinross reviewed the engineering support prepared by RPM in support of a further mill expansion. At the same time, Kinross evaluated the exploration potential at Paracatu and identified two priority target areas:

        o Deepening of holes in the northeast portion of the pit where the full extent of the B2 had not previously been defined and



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        o       Drilling to the west of Rico Creek where the B2 has been
                identified with similar characteristics as in the pit area but had been tested with a very limited number of drill holes.

        In Q1, 2005, Kinross approved an exploration drill campaign totalling 30,000 meters and consisting of 154 diamond drill core holes. The purpose of this program was to upgrade the Inferred mineral resources west off Rico Creek to Measured and Indicated classification. A theoretical US$ 400 pit shell was used to confine the drilling program.

        Total costs for the program were estimated to be US$ 4.5 million. Drilling was planned in Phases with subsequent phases contingent of results of the preceding phase. All the planned drilling phases were completed prior to the November 2005 resource model however analytical results for 65 of the holes were pending when the resource model was updated.

        In addition to the drilling outlined above, in Q3, 2005, an additional drill program was planned consisting of 50-75 diamond core holes (20,000 meters) that were targeted to test the potential resources below the footwall contact defined for the mineralized horizon below the existing mine pit in areas where historical drilling was stopped short. Some holes were also targeted to test lateral continuity of the mineralization beyond the limits that were in place for the initial drill campaign. Total costs for this program were estimated to be US $3.0 million.

        Figure 9-1 outlines the initial drill programs with the phased exploration approach for the Inferred mineralization west of Rico Creek.



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              FIGURE 9-1 Q1- 2005 DRILL PROGRAM, PHASES 1, 2 AND 3.








                                    [PICTURE]









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10.0    DRILLING

        The 2005 exploration drill program was managed and supervised by B. Gillies, P. Geo., Kinross Director of Exploration and C. Frizzo, Kinross Americas Project Geologist.

        The current database at Paracatu includes 458 test pits (5,070 meters) and 785 drill holes (42,489 meters). Table 10-1 summarizes the drill database as of July 29, 2005.


               TABLE 10-1 DRILL HOLES SUMMARY TABLERAPHIC OMITTED]

           -------- ------ --------------- ------------ ------------
            YEAR     TYPE      DIAMETER     NUMBER OF      TOTAL
                                              holes        meters
           -------- ------ --------------- ------------ ------------
             1988    DD     6 inch                 26       1,014
             1989    RC     6 inch                 67       2,791
             1990    DD     6 inch                 15         604
             1992    DD     6 inch                277       7,961
             1993    DD     6 inch                 36       1,858
             1994    DD     6 inch, HX/NX         141       5,871
             1996    DD     6 inch                 31         920
             2000    DD     HX                     38       3,597
             2001    DD     HX                     40       1,788
             2004    DD     HX                     25       1,913
             2005    DD     HX                     89      14,172
           -------------------------------------------- ------------
           TOTAL                                  785      42,489
           -------------------------------------------- ------------

        The database used in estimating mineral resources and reserves for this report includes results from 89 drill holes completed in 2005.

        Diamond drilling has demonstrated that anomalous gold grades (greater than 0.20 g/t Au) occur within a 125-150 meter thick tabular zone that has been traced for more than 4.0 km (NE-SW) by 3.0 km. (NW-SE). Anomalous gold grades remain open down dip and laterally.



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        The portion of the deposit demonstrated to be economically viable is approximately 3.0 km by 2.0 km in size.

        Figure 10-1 is a plan map of the drill holes included in the resource model documented in this report.

                       FIGURE 10-1 DRILL HOLE LOCATION MAP






                                      [MAP]






        Included in the hole totals are 67 reverse circulation drill holes that were drilled to test the mineralization. Assay results from the RC drill campaign were 25 - 30 % lower than results from twinned diamond drill holes. The observed bias is thought to be related to losses of gold in the dust that was produced during drilling, some of it being retained inside the drill hole. RPM typically excludes RC data where the data has been twinned by a diamond drill hole. Where holes have not been twinned, RPM includes the RC results in the mineral resource modeling process. Inclusion of the RC data in the mineral resource estimate does not have any



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        impact as the upper portions of the deposit tested with the RC holes have been mined out.

        All drill hole collars were established in field by RPM's mine surveyor using standard Topcon GPS system. The drill hole is collared as close as possible to the collar coordinates established by the surveyors with most holes collared within 5 meters of plan.

        All drill setups (-90 degrees) are checked by RPM geologists before beginning drilling. RPM geologists controlled the hole shut down depths. A minimum of 20 meters of barren core (no arsenopyrite, no boudins), beyond the interpreted footwall contact, was the criteria used to terminate drilling.

        Several holes west of Rico Creek were surveyed using a downhole instrument. The initial drill holes were surveyed using acid tube tests and a tropari. Deviation was typically 2(Degree) per 100 meters. Azimuth readings from tropari were often suspect.

        Later in the program, an E-Z shot system was used. Results from the E-Z shot instrument confirmed that some of the tropari readings were erroneous. Generally pyrrhotite content was low enough that magnetic error is thought to be marginal. Given the continuity and homogeneity of the mineralized zone and the wide spacing of drilling, inclinometry variance is thought to have marginal effect.

        Hole collars were surveyed again by the mine surveyor after drilling. 6 meter PVC casing was placed downhole in as many collars as possible and collars were cemented into a cairn, labelled, and photographed with landmark backgrounds. All drill sites were cleaned up, drill cuttings removed and stored at the RPM waste dump site and the water sumps were backfilled.

        Core was collected continuously from the collar. Wooden tags were placed in the core trays and labelled according to the drill run. All core boxes were clearly labelled with the hole number and drill interval. Lids were nailed on each core box at the drill site to facilitate transport to the RPM logging facility.



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        Drill reports identified all zones of broken ground, fault zones and water gain or loss. Water gain or loss was almost non-existent. Rusty water seams in the B2 horizon were almost non-existent, suggesting active hydrology occurs almost exclusively in the weathered zone only.

10.1    DRILL SPACING

        Until 1993, drilling and test pitting focused on the C and T horizons but since that time, drilling has been extended into the B2 horizon. The nominal drill spacing across the mineralized area east of Rico Creek roughly defines a 100 x 100 meter grid.

        In 2005, the focus of Kinross' exploration efforts was the B2 horizon west of Rico Creek. Kinross commissioned Dr. B. Davis, an independent consultant specializing in geostatistical resource estimation, to complete a Drill Spacing Study (Davis 05) to determine the optimal drill spacing required for defining Measured and Indicated mineral resources at Paracatu.

        The Drill Spacing Study is based on an estimation of confidence intervals for various theoretical drill hole patterns. Spatial variation patterns are incorporated in the variogram and the drill hole spacing can be used to help predict the reliability of estimation for gold, arsenic, density and work index. The measure of estimation reliability or uncertainty is expressed by the width of a confidence interval or the confidence limits. By determining how reliably gold, arsenic, density, and/or work index results must be estimated to meet resource classification criteria, it is possible to calculate the drill hole spacing necessary to achieve the target level of reliability

        Confidence intervals are intended to estimate the reliability of estimation for different volumes and drill hole spacing. A narrower interval implies a more reliable estimate. Using hypothetical regular drill grids and the variograms for gold, arsenic, work index and specific gravity, confidence intervals or limits can be estimated for different drill hole spacing and production periods or equivalent



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        volumes. The limits for 90% relative confidence intervals should be interpreted as follows:

        o If the limit is given as 8%, then there is a 90 percent chance the actual value of production is within +/-8% of the estimateD value for a volume equal to that required to produce enough ore tonnage in the specified period (e.g., quarter or full year). This means it is unlikely the true value will be more than 8 percent different relative to the estimated value (either high or low) over the given production period.

        The method of estimating confidence intervals is an approximate method that has been shown to perform well when the volume being predicted from samples is sufficiently large. Dr Davis considered drill hole grids measuring 100 x 100 meters, 200 x 200 meters, and 300 x 300 meters in completing his study.

        Further assumptions made for the confidence interval calculations are:

        o The variograms are appropriate representations of the spatial variability for all variables

        o Most of the uncertainty in metal production is due to fluctuations in the values of these variables


        o       Daily production rates range from about 17 - 50 Mtpa

        Dr. Davis concluded that variability for density and work index at Paracatu was marginal and not material to isolating optimum drill spacing. Confidence limits for the gold and arsenic defined by different grids are shown in the Tables 10-1 and 10-2.


                     TABLE 10-2: CONFIDENCE LIMITS FOR GOLD


                    -------------- ------------ -------------
                      DRILL GRID      17 MTPA      30 MTPA
                          (m)
                    -------------- ------------ -------------
                       100 x 100        6.5%         4.9%
                       200 x 200        8.2%         7.5%
                       300 x 300       14.0%        13.0%
                    -------------- ------------ -------------


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               TABLE 10-3: CONFIDENCE LIMITS FOR ARSENICC OMITTED]


                    -------------- ------------ -------------
                      DRILL GRID      17 MTPA      30 MTPA
                          (m)
                    -------------- ------------ -------------
                       100 x 100        9.0%         7.9%
                       200 x 200       12.4%        10.8%
                       300 x 300       19.3%        18.0%
                    -------------- ------------ -------------


        Results for the 30 Mtpa production rate, the estimated production rate planned for Expansion Project III at the time of Dr. Davis' work, are presented in Figures 10-1 and 10-2.













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          FIGURE 10-1:GOLD ESTIMATION UNCERTAINTY BY DRILL HOLE SPACING








                                     [GRAPH]








          FIGURE 10-2: ARSENIC ESTIMATION UNCERTAINTY BY DRILL HOLE SPACING








                                     [GRAPH]










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        Dr. Davis concluded that in order to support a classification of
        Indicated, drill spacing should be maintained at a nominal 140 meter spacing. Drilling on a 200 x 200 meter grid pattern with a fifth hole in the center provides this drill coverage. As a result, Kinross adopted the 200 x 200 meter five spot pattern for their exploration work west of Rico Creek.

        Sulphur content seems quite homogeneous and shows a very distinctive increase in overall content at the bottom of the weathered-oxidized zone or top of water. This is confirmed reasonably well with geological logging of first presence of sulfides. Sulphur content can be used to define the contact of B1-B2, using the geological log as backup.







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11.0    SAMPLING METHOD AND APPROACH

        Core recovery from all diamond drill programs is reported to be excellent, averaging greater than 95%. The greatest areas of core loss were from the collar to 15.0 meters downhole in laterite zones. RPM employed a systematic sampling approach where the drilling (and test pitting) were sampled using a standard 1.0 meter sample length from the collar to the end of the hole.

        All samples were marked up and collected by geologists or technicians employed by RPM.

        It is standard practice at RPM to send the entire core for analysis after the core had been logged and photographed. Reference pieces are 8 mm cores (1/ 4 meters) used for density and PLT testwork. These pieces are labelled and stored at the core logging facility. This practice was continued for the duration of sampling programs until Kinross acquired a 100% interest in RPM in 2004.

        This practice of sampling large diameter core whole is not uncommon in deposit with a low average grade and good grade continuity. Kinross does not consider the sampling of whole core to be a concern especially when viewed in light of the property's production history where typically, actual production is well within 5% of estimated annual gold production.

        It should be noted that only mineralized zones have been sampled. The remaining non-mineralized core has been stored in metal tagged boxes both at the logging facility and an enclosed secured storage building near the plant. Some core that was assessed to be low grade was chip sampled in 2 x 5mm discs per 1 meter for creating a single 8 meter composite (to fit with mining benches.) If the sample returned close to
        0.2 g/t au cut-off, the entire 8 meters was re-sampled in the traditional 1 meter interval pattern. However, it is a very rare occurrence.



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11.1    BULK DENSITY AND CORE SPECIFIC GRAVITY

        Bulk density analyses have been completed at various times throughout the exploration and development of the project. The original values were based on the results of samples collected from the surface test pits. Mining of the deposit indicated that the bulk density values were low so efforts were made to obtain a more representative number.

        Changes were made to the calculation methodology and a linear regression method was employed up to 1999. Reconciliation to actual production statistics indicated problems with the density calculations and a study was commissioned to examine the bulk density estimates.

        Rio Tinto Technical Services Ltd (RTTSL) developed a new method that combined statistical evaluation of near surface sampling for the C, T and B1 horizons with a linear regression approach for the data within the B2 horizon in those areas where deep drill coverage was limited. This new method has improved reconciliation relative to the actual mill production to within 1.5% of predicted tonnage figures.

        At the mine, in situ density measurements are taken by extracting a 30cm cubic block from the upper level of a bench. Generally two samples are taken and averaged to give a value for the bench. The results from these samples will not take into account any variations with depth and the density determination at the top of the bench is applied through the entire depth of that bench (8.0 meters).

        For the core samples, specific gravity is measured using the water displacement method. This method is considered appropriate for the B2 horizon targeted in the 2005 exploration campaign.

        A comparison between in situ density measurements and the recent specific gravity measurements from the core samples shows the core being biased high with an average difference of approx. 10%. The correlation in the B2 horizon improves with increasing depth but in situ density information at depth in B2 is limited. Since it will be the focus of future mining activity it was decided to use a



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        reduction of 7% of the SG in the estimation process to produce a more conservative estimate. It is recommended that more data be collected in the B2 horizon. The relationship between the in situ density on the bench and the core specific gravity should be re-examined.

11.2    BOND WORK INDEX

        Samples for Bond Work Index (BWI) testing are collected during sample preparation of the 1.0 meter raw samples. Composite samples are based on an 8.0 meter downhole length representing the current mining bench height. Each composite is composed of a fraction of each meter after initial sample crushing to 2.0 mm. The BWI test is completed at the RPM process lab according to the Bond Work Index standard test methodology.

        KTS reviewed the lab's testing and quality control procedures and found them to be within industry accepted industry standards.

        The BWI composite data is used to interpolate the BWI for individual blocks in the model using ordinary kriging.



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12.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1    SAMPLE PREPARATION AND ANALYSES

        Prior to the start up of the mine, all samples were shipped to independent analytical labs in Brazil for analysis. After construction of the mine, all samples were processed at the on site lab by RPM employees. The RPM lab is not an internationally certified analytical facility. Historically, gold assays were completed on 50 g sample aliquots with a total of six (6) analyses done for each sample. A sulphur assay value is also determined for each sample. Additional elements assayed are arsenic, copper, lead, zinc, manganese, cadmium and silver.

        In order to meet the demands of the 2005 drill program, Kinross contracted three laboratories to perform analyses. They are listed below in decreasing order of overall project workload.

        o ALSChemex sample preparation facility in Luziania and ALSChemex analytical facility in Vancouver, Canada. 40% (ISO 9001 Certified).

        o Lakefield laboratories - Belo Horizonte, Brazil. 40% (ISO 17025 Certified)

        o RPM sample preparation and analytical facility, Paracatu. 20% (ISO 14001 Certified)

        All facilities are ISO certified facilities.

        The initial exploration program started with six (6) 50 g aliquots as per the established procedure at RPM. A series of factors such as the number of samples generated by the drill program, resulting requirements of the QAQC program, workload and turnaround time at all commercial labs in Brazil forced Kinross to re-evaluate different aspects of its exploration program.



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        In May 2005 an audit of the RPM mine lab was undertaken by Kinross'
        Laboratory Manager at the Fort Knox Mine to assess its equipment and procedures. Some changes in preparation and fluxing were implemented resulting in markedly improved productivity and QAQC performance. The variability between 50 g aliquot was also reduced significantly.

        In June 2005, Kinross commissioned a study by Agoratek International (Gy, Bongarcon 05) to review exploration sampling procedures and assess the requirements for six (6) 50 g aliquots assays per sample. Agoratek led by Dominique Francois-Bongarcon, a recognized expert in sampling, reviewed the sampling procedures and concluded that three (3) 50 g analyses would be sufficient for the purposes of the exploration program.

        Kinross standardized sample preparation and analytical procedures for all three labs as closely as possible given equipment limitations and differences in internal lab QA/QC protocols.

        All three labs used fire assay with AA finish procedures on 3 x 50 g pulp aliquots. Table 12-1 summarizes the sample preparation procedures employed by the three laboratories in completing analyses for the exploration drill program for the 89 holes added for this estimate.



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           TABLE 12-1 SUMMARY OF SIMPLE PREPARATION PROCEDURES BY LAB

------------------------------------------ ------------------------------------------ ----------------------------------------------
                LAKEFIELD                                 ALS CHEMEX                                          RPM
                ---------                                 ----------                                          ---
          Belo Horizonte, Brazil                        Luziania, Brazil                                Paracatu, Brazil
                                                        Vancouver, Canada
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                     DRYING                                  DRYING                                       CRUSHING (1)
                     ------                                  ------                                       ------------
Total sample 100(degree) - 110(degree)C  Total sample 100(degree) - 110(degree)C         Total sample 100% < 1cm
                                                                                         Renard jaw crusher
                                                                                         Air cleaning every sample
                                                                                         LS cleaning every 20 samples

                                                                                                          CRUSHING (2)
                                                                                                          ------------
                                                                                         Total sample, 95% <2.4mm
                                                                                         Renard roll crusher
                                                                                         Air cleaning every sample
                                                                                         LS cleaning every 20 samples
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                    CRUSHING                                CRUSHING                                         DRYING
                    --------                                --------                                         ------
Total sample 90% < 2mm                   Total sample 90% < 2mm                          Drying, 2kg:110(degree) - 120(degree)C
Rhino jaw crusher                        Rhino jaw crusher
Air cleaning every sample                Air cleaning every sample
Qtz cleaning every 40 samples            Qtz cleaning every 20 samples
Sieve test every 20 samples              Sieve test every 20 samples
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                  PULVERIZATION                           PULVERIZATION                                   PULVERIZATION
                  -------------                           -------------                                   -------------
2kg: 95% < 150 mesh                      2kg: 95% < 150 mesh                             2kg: 90% < 100#
LM2 pulverizers                          LM2 pulverizers                                 Setamil pulverizer
Air cleaning every sample                Air cleaning every sample                       Silica cleaning every sample
Qtz cleaning every 40 samples            Qtz cleaning every 20 samples
Sieve test every 20 samples              Sieve test every 20 samples
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                  FINAL SAMPLES                           FINAL SAMPLES                                   FINAL SAMPLES
                  -------------                           -------------                                   -------------
3- 50g aliquots                          150g opacked for FA/AA analysis                 3-50g aliquots
FA/AA analysis                           ALS Chemex Vancouver, Canada                    FA/AA analysis
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                 INTERNAL QA/QC                          INTERNAL QA/QC                                  INTERNAL QA/QC
                 --------------                          --------------                                  --------------
Batch size = 50 aliquots                 Batch size = 84 aliquots                        Batch size = 30 aliquots
1 standard                               2 standard                                      1 standard
1 blank                                  1 blank                                         1 blank
2 duplicates                             3 duplicates
------------------------------------------------------------------------------------------------------------------------------------

12.2    SECURITY

        All core boxes are shut with nailed wooden lids and transported by RPM personnel from Geoserve or Geosol rigs to the logging facility located inside the fenced mine gates. After photographing, logging and sample mark-up (1.0 meter standard core interval), the whole core is placed in heavy gauge plastic bags with



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        a unique sample tag. The sample tag number is also written in indelible marker on the outside of each sample bag.

        Samples to be analyzed at the RPM lab are loaded by RPM personnel onto prickup trucks and transported to the RPM crushing facility. After crushing, samples are again transported by pickup truck to the RPM preparation lab where samples are riffle split. Approximately 6 kgs are stored as a coarse rejects and 2 kgs are transported by pickup truck to the RPM assay lab for pulverization and analysis.

        Samples that are to be analyzed by either Lakefield or ALS Chemex are loaded onto transport trucks operated by the respective labs and delivered to the respective sample preparation facilities in Belo Horizonte or Luziania.

        Sample collection, preparation, transportation and analysis have all been completed to industry standards. The samples used to estimate the mineral resources and reserves described herein are, in the author's opinion, of sufficient quantity and quality to support the resource classification.





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13.0    QUALITY CONTROL, QUALITY ASSURANCE

        Quality Control and Assurance for the 2005 drilling was managed by B. Gillies P.Geo, Kinross' Director of Exploration and R. Peroni, RPM's Director of Technical Services.

        Quality control and quality assurance programs were limited during early exploration at Paracatu. The dominant quality control procedure involves the use of inter-laboratory check assays comparing results from RPM's analytical lab to Lakefield Research in Canada. Additional check assay work was carried out at the Anglo Gold laboratories in Brazil (Crixas and Morro Velho).

        Currently, inter-laboratory checks are run against all RPM's samples including flotation rejects (low grade), geology samples (intermediate grade) and hydromet plant samples (high grade). Results from the inter-laboratory check assaying have not been reviewed by the author.

        The RPM lab procedure includes insertion of certified analytical standards and blanks. At least one blank and standard is inserted with each batch (30 samples) analyzed. Results are statistically analysed and if they lie outside the determined boundaries, all the samples within the batch are repeated. Other checks are also conducted throughout the fire assay process, such as lead recovery to the buttons and silver recovery for the prills. If recoveries are below the criteria, the analyses are repeated.

        For the 2005 exploration program, all procedures have been under direct control of RPM KTS staff.

        A QA/QC program was implemented for the three labs used during the 2005 exploration program. The program consists of inserted standards and blanks in the sample streams. All three labs also reported using round robin checks. The labs were visited on an infrequent and unannounced basis by RPM representatives. No major sample preparation discrepancies were noted. The ALSC analytical facility in Vancouver was not visited.



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        Kinross purchased certified standard from Rocklabs (New Zealand) in two lots. The standards were selected to meet typical Morro do Ouro grade ranges. These standards were OXA26, OXC30, OXD27, SE19, SF12. Their certified values and acceptable limits are listed in Table 13-1

                 TABLE 13-1: STANDARDS AND THEIR ACCEPTED LIMITS

        ------------- ------------- --------------- ------------- ---------------- -----------------
                                                                     CERTIFIED
           STANDARD     CERTIFIED      CERTIFIED      STANDARD       CERTIFIED         ACCEPTED
            (REF #)       VALUE       VARIABILITY     DEVIATION     QA/QC LIMITS     QA/QC LIMITS
                        (AU G/T)       (AU G/T)       (AU G/T)        (AU G/T)        (AU G/T)
        ------------- ------------- --------------- ------------- ---------------- -----------------
        OxA26               0.080      +/- 0.006      -            0.068 to 0.092   0.065 to 0.095
        OxC30               0.200      +/- 0.014      -            0.172 to 0.228   0.165 to 0.235
        OxD27               0.416      +/- 0.025      -            0.366 to 0.466   0.354 to 0.478
        SE19                0.583      +/- 0.011      +/- 0.026    0.529 to 0.637   0.518 to 0.648
        SF12                0.819      +/- 0.012      +/- 0.026    0.763 to 0.875   0.751 to 0.887
        ------------- ------------- --------------- ------------- ---------------- -----------------

        For blanks, a local crushed (gravel 1-2 cm) calcareous metasiltstone was used but was clearly identifiable by its white colour.

        A model numbering code system was generated that could accommodate the 3 different batch sizes of the 3 labs. Table 13-2 presents a comparison between internal QAQC for the labs and the QAQC system implemented by Kinross for the 2005 exploration-drilling program.



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               TABLE 13-2: SUMMARY OF QAQC BY LABORATORYC OMITTED]

        ---------------------------- ------------------------------------------- ---------------------------------------------------
                                                  INTERNAL LAB QA/QC                   CLIENT QA/QC
        ---------------------------- ------------------- -------- -------------- ------------------- --------
             LAB        BATCH SIZE       STANDARDS        BLANKS    DUPLICATES       STANDARDS       BLANKS      SAMPLES / BATCH
                            (#)              (#)            (#)         (#)             (#)            (#)             (#)
        ---------------------------- ------------------- -------- -------------- ------------------- -------- ----------------------
        Chemex                 84                   2         1              3                   2       3                     73
        Lakefield              50                   1         1              2                   1       2                     43
        RPM                    30                   1         1              0                   1       1                     26
        ---------------------------- ------------------- -------- -------------- ------------------- -------- ----------------------

        Each batch contained a minimum of one standard and one blank per analytical furnace tray. Standards were numbered according to the number model and were shipped in a separate bag to be inserted into the sample stream at the preparation facilities. The standards were inserted in a manner that assured that the analytical lab would not be able to identify the standards from the submitted samples. But, as five different standards were used, it is a reasonable to assume that they satisfy the requirement that they be blind.

13.1    RESULTS

        Results available are from March 1, 2005 to August 11, 2005 and include data for 103 exploration holes analyzed by RPM, Lakefield and ALSChemex.

        Results received to date for the certified standards indicate that ALS Chemex is returning results that are 2% higher than the certified standard values, Lakefield is 4% lower and RPM's lab is returning results that confirm the certified standards. As sample lots were shipped to all three labs throughout the program, no one lab significantly dominates a spatial area of the mineralized resource.

        Overall results returned from all labs were well within industry accepted tolerences with failure rates of 1,6% to 2,7% for the analyses performed. A failure on a standard is classified as +/- 2 standard deviations from the certified mean for each standard.

        All failures occurring within the identified mineralized horizon were requested to be re-run Results for the failures noted during the exploration program are pending and corrections, (if necessary) will be made to the database on receipt



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        of re-run results. Given the low number of failures it is unlikely that the changes (if warranted) will result in a material difference in the estimate.

        A significant number of swaps between standards were noted possible due to sample numbering mistakes by the geologists inserting the standards or transcription errors at the receiving labs. Sample swaps were readily identifiable when plotting standard performance.

        Overall laboratory performance is summarized in Table 13-3


           TABLE13-3: LABORATORY PERFORMANCE SUMMARY FOR 2005 EXPLORATION


             ----------- ------------- ------------ -----------
                 LAB       STANDARDS     FAILURES     SWAPS
                              (#)           (#)        (#)
             ----------- ------------- ------------ -----------
             RPM                 496           13          13
             Chemex              731           12           4
             Lakefield          1008           26          21
             ----------- ------------- ------------ -----------


        Figures 13-1 to 13-3 summarize QA/QC standard results by lab.




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                   FIGURE 13-1: STANDARD PERFORMANCE - RPM LAB








                                     [CHART]








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                 FIGURE 13-2: STANDARD PERFORMANCE - ALS CHEMEX









                                     [CHART]










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                  FIGURE 13-3: STANDARD PERFORMANCE - LAKEFIELD











                                     [CHART]










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        While, in general, standards performance of all three labs is considered acceptable, QAQC analysis indicates a large number of standards sample "swaps" have occurred. The source of these swaps has not been determined yet. RPM logging staff onsite has been repeatedly reminded about labelling errors and minor procedural adjustments have been made to reduce these occurrences.

        No reruns have been requested due to blanks failures. The number of blank failures in ore zones to date is regarded as minimal.

        Coarse reject duplicates are pending. Submission of coarse reject duplicates is planned in the future but has not been completed in support of this estimate. This is partially a result of the high volume of analysis resulting from assaying of three aliquots for each sample.

        Pulp reject duplicates were not considered for the exploration program, in part due the fact that three aliquots were selected for each analysis. Pulp duplicates become somewhat redundant in this regime.

        Interlab duplicates were not used in compiling the database supporting the resource model. With three separate labs involved in analyzing the core collected from the drill program the likelihood of lab bias materially affecting the estimate is considered low. Figure 13-4 presents a drilling plan for the 2005 exploration program showing the drill hole location and identifying the primary lab that completed the analysis. The plan demonstrates good distribution between the three labs.



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        FIGURE 13-4 PLAN VIEW - DIAMOND DRILLING DISTRIBUTION BY ANALYTICAL LAB








                                    [GRAPHIC]








        Analysis of the individual results from the 50 g aliquots indicates a high degree of variability.



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14.0    DATA VERIFICATION

        Kinross has not completed any independent verification routines against original data sources. Rio Tinto employed a rigorous data verification process at Paracatu where the database was manually verified against original assay and field certificates.

        Rio Tinto Technical Services completed bi-annual reviews of RPM's procedures and methodology. The review process was very detailed and generally involved 2-3 full days of detailed review and verification. Results of the reviews are maintained in RPM's archives. The 1998, 2000 and 2002 reviews concluded that RPM's procedures met Rio Tinto's corporate guidelines for resource modeling and reserve estimation.

        Rio Tinto often used the review process to highlight risks and opportunities for future work by RPM staff. Paracatu's production history suggests that the accuracy of the data is beyond reproach. Kinross has reviewed the production accounting records in detail and have found these to be exceptionally detailed and thorough. Kinross is confident that the production reconciliation data is accurate and indicative of the performance of the reserve estimate.

        Table 14-1 summarizes the production reconciliation for the period 1990 to 2004.

                  TABLE 14-1 PARACATU PRODUCTION RECONCILIATION

        ---------------------------------------------------------------------------------------------------------------------
        YEAR                                         1987   1988   1989   1990   1991   1992   1993   1994   1995   1996
        ---------------------------------------------------------------------------------------------------------------------
        Hydromet Recovery (%)                        NA     95.1   97.4   97.5   99.1   99.2   99.2   99.2   99.2   99.3
        Flotation Recovery (%)                       NA     83.8   84.8   84.6   83.7   83.7   81.8   79.5   76.4   76.7
        ---------------------------------------------------------------------------------------------------------------------
        GLOBAL METALLURGICAL RECOVERY (%)            59.0   75.7   82.4   82.7   83.3   83.2   81.4   78.8   75.8   76.0
        ---------------------------------------------------------------------------------------------------------------------
        Year                                         1997   1998   1999   2000   2001   2002   2003   2004          TOTAL
        ---------------------------------------------------------------------------------------------------------------------
        Hydromet Recovery (%)                        97.5   92.2   94.3   96.2   96.7   97.1   96.8   96.3          97.2
        Flotation Recovery (%)                       75.6   77.9   77.8   78.8   80.9   81.3   79.1   79.8          80.4
        ---------------------------------------------------------------------------------------------------------------------
        Global Metallurgical Recovery (%)            73.7   71.8   73.4   75.8   78.3   79.0   76.6   76.8          78.1
        ---------------------------------------------------------------------------------------------------------------------

        For the 2005 drill program, Kinross' exploration geologists managing the program verified all data. Gold grades were all double entered and weight averaged per



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        sample, then the two databases were crosschecked with no significant errors or differences detected. As and S assays have been cross checked at the time of this report. QAQC procedures are on going. Batch reruns are in process of being redone if standards exceeded 2 standard deviations from mean and if the standards failure occurred within mineralized zones.

        The summary database spreadsheet was compared to the individual digital files sent by the different laboratories. Kinross is confident that the database is sufficiently free of errors to support the present mineral resource and mineral reserve estimates.















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15.0    ADJACENT PROPERTIES

        There are no other producing mines near the Paracatu mine. . Fazenda Lavras is a gold prospect located approximately 13 km from Paracatu. It shows some similarities with the Paracatu deposit but it is not in production.






















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16.0    MINERAL PROCESSING AND METALLURGICAL TESTING

        The metallurgical and processing information presented herein was collected under the supervision of L. A. Tondo, RPM's Manager of Projects, W. Phillips, Kinross Americas Director of Technical Services and R. Henderson, P. Eng., Kinross' Director of Technical Services.

        The existing process plant at Paracatu has operated continuously since 1987. As of December 31, 2004, average mill recovery was 78.1%. A detailed discussion on the existing process facilities is presented in
        Section 20.0 of this report. The resource and reserve estimates summarized by this report assume modification of the existing plant according to Expansion Project III, which calls for the installation of an in pit crushing and conveying system (IPCC), 38 foot diameter SAG mill, two 24 x 40 foot ball mills operating in closed circuit with cyclones, a new flotation plant and upgrade of the existing hydrometallurgical plant.

        Table 16-1 summarizes the average annual metallurgical recoveries of the flotation and hydrometallurgical process as well as the average global plant recovery for the Paracatu plant since commercial production began.

             TABLE 16-1 PROCESS PLANT METALLURGICAL RECOVERY SUMMARY

        ---------------------------------------------------------------------------------------------------------------------
        YEAR                                         1987   1988   1989   1990   1991   1992   1993   1994   1995   1996
        ---------------------------------------------------------------------------------------------------------------------
        Hydromet Recovery (%)                        NA     95.1   97.4   97.5   99.1   99.2   99.2   99.2   99.2   99.3
        Flotation Recovery (%)                       NA     83.8   84.8   84.6   83.7   83.7   81.8   79.5   76.4   76.7
        ---------------------------------------------------------------------------------------------------------------------
        GLOBAL METALLURGICAL RECOVERY (%)            59.0   75.7   82.4   82.7   83.3   83.2   81.4   78.8   75.8   76.0
        ---------------------------------------------------------------------------------------------------------------------
        Year                                         1997   1998   1999   2000   2001   2002   2003   2004          TOTAL
        ---------------------------------------------------------------------------------------------------------------------
        Hydromet Recovery (%)                        97.5   92.2   94.3   96.2   96.7   97.1   96.8   96.3          97.2
        Flotation Recovery (%)                       75.6   77.9   77.8   78.8   80.9   81.3   79.1   79.8          80.4
        ---------------------------------------------------------------------------------------------------------------------
        Global Metallurgical Recovery (%)            73.7   71.8   73.4   75.8   78.3   79.0   76.6   76.8          78.1
        ---------------------------------------------------------------------------------------------------------------------

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        The resource and reserve estimates documented in this report are estimated assuming construction and commissioning of the mineral processing facility outlined in the Plant Capacity Scoping Study, prepared by Kinross and RPM staff in June, 2005.

        The Plant Capacity Scoping Study is a follow up study to a detailed Feasibility Study completed by ECM Engineering in 2004.

        The Feasibility Study considered expanding the current 18 Mtpa process facility to 30 Mtpa with the addition of an in pit crushing and conveying (IPCC) system, 38 foot diameter semi-autogenous grinding (SAG) mill and expansion of the existing gravity circuit.

        As the Feasibility Study was nearing completion, Kinross and RPM staff were reviewing conceptual models quantifying the potential resource and reserve increase related to exploration activity west of Rico Creek. Preliminary models suggested there was an opportunity to considerably increase the resource and reserve base. This led to the decision to re-evaluate Expansion Project III in light of potential reserve increase resulting from successful exploration programs west of Rico Creek.

        The Plant Capacity Scoping Study was initiated with the intent of isolating the preferred throughput rate for Expansion Plan III. Key assumptions from the Feasibility Study were maintained and as a result, the level of engineering support for many of the capital equipment items in Expansion Plan III are developed to a far greater level than most Scoping Studies.

        The Plant Capacity Scoping Study recommended that Expansion Project III be increased to a 50 Mtpa throughput rate. The expansion would take place in two stages. The first stage would see construction and commissioning of a separate mill stream anchored by the same SAG mill considered in the Feasibility Study. This line would have a capacity of 32 Mtpa. Once commissioned, phase two would commence with the shut down, refurbishement and modification of the existing 18 Mtpa plant.



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        Initially, the SAG mill will operate in open circuit followed by one 24
        x 40 ft ball mill that will operate in closed circuit with cyclones, processing 32 Mtpa of mixed B1 and B2 ores. A second 24 x 40 ft ball mill will be installed and started up when the 18 Mtpa plant refurbishment is brought on line. The second ball mill will maintain plant throughput at 32Mtpa when treating the increasingly harder B2 ore. Expansion Project III requires that the existing 18Mtpa mill to be brought back on line to treat the softer B1 ore, thus a total throughput capacity of 50 Mtpa will be attained.

        The additional throughput increase will require additional flotation capacity and upgrading of the existing hydrometallurgical plant. The phased approach to construction minimizes production disruption, addresses concerns regarding power and water supplies and reduces total capital costs for the project.

        The following sections provide additional details on Expansion Project III.

16.1.1  IN PIT CRUSHING AND CONVEYING

        An in pit crushing and conveying system (IPCC) has been recommended by RPM staff as an integral component to the Expansion Project III.

        The IPCC is sized to treat 4870 tph of run of mine (ROM) ore. To meet this specification, RPM estimates the system must average 75% availability. The system consists of a primary feed hopper that can be fed from three sides by 218 tonne trucks. Run of mine (ROM) ore will be feed by apron feeders to a MMD-type, twin shaft sizer to be reduced to 80% passing 200 mm. The MMD sizer is the industry standard for limestone quarry operations (WI=12.0) and is considered adequate to treat the harder B2 ore type in the mineral reserve base. Samples of the hardest B2 ore were sent to the manufacturer for testing, results indicated that the ore hardness was not an issue but the abrasive characteristics of the ore may increase cost due to accelerated wear. The Plant Capacity Scoping Study considered the additional wear factor and proposed a trade off study



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        during basic engineering to analyze the use of a conventional gyratory crusher as an alternative that would be less susceptible to abrasive wear.

        Ore will be transported by a 1.5 km long, 1.8 meter wide conveyor to a 16 hour live stockpile. Three 1,800 mm apron feeders will draw ore from the stockpile for feeding the SAG mill. Each feeder is capable of providing 100% of the SAG feed requirement. The stockpile will provide enough buffer capacity to prevent production disruption during IPC maintenance and during the rainy season when rainfall reduces mining efficiency in the pit.

16.1.2  TAILINGS

        The increase in throughput will require an increase in tailing capacity. A second tailing dam with sufficient capacity for containing 1.5 billion tonnes of tailings is currently being studied. The new dam will also serve as a water catchment area and reservoir, providing additional water that will be required for the 50 Mtpa production level. Sulphide tailings from the hydrometallurgical plant will continue to be stored in lined ponds.

        A pre-feasibility study examining the installation of a sulphuric acid plant for treating hydrometallurgical plant tailing will be commissioned. This is an environmentally preferable alternative with the potential to reduce disposal costs and potentially generate revenues from acid sales.

16.1.3  MODIFICATIONS TO THE EXISTING PLANT

        Expansion Project III is being developed with a strategy designed to minimize disruption to the current operation.

        The new grinding plant will be a stand alone circuit that will feed its own flotation cells. These cells will be slightly larger than the existing cells to take advantage of economies of scale. A new gravity concentration circuit with radial jigs will also be installed.



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        The only interaction between the existing circuit and the new circuit will occur at the existing hydrometallurgical plant. This plant will be upgraded to cope with the increase in concentration production. The hydrometallurgical plant will receive additional equipment for the grinding, CIL, elution, carbon regeneration and electro winning circuits.

        The increase in flotation and hydrometallurgical capacities will follow process criteria to ascertain that process residence times will not be reduced due to the increase in the ore processing rates. Therefore it is expected that current gold recoveries will be maintained after the proposed expansion.

16.1.4  EXPANSION PLAN III METALLURGICAL TESTWORK

        The test work supporting the installation and operation of the SAG mill originated from a series of 64 pilot plant tests conducted on the Paracatu ores. The tests were run on 1,500 tonnes of Paracatu ore with WIs ranging from 5.5 to 12.0 kWh/t. In all, six different ore types were processed through a Koppers 6x2 foot SAG mill that was leased from CETEM, Rio de Janeiro, Brazil. The pilot plant operated from April 2002 to February 2003. A staff of two process engineers, 3 technicians and 10 laborers were permanently assigned to the pilot plant operation.

        The samples are considered to be representative of the variability in ore hardness expected during the remainder of the mine life.

        The pilot plant testwork and analysis of the results were all completed under the supervision of a team of recognized expert in the filed of SAG mill design and operation. These experts were:

        o       Mr. Anthony Moon, Rio Tinto Technical Services;

        o       Dr. Steve Morrell, SMCC and

        o       Mr. George Grandy, Aker-Kvaerner.

        o       Dr Homero Delboni Jnr, University of Sao Paulo



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        The pilot plant test work evaluated ores independently as well as composite ores formed by blending the available ore types together to produce a representative blend of future mill feed.

        Specific details on the pilot plant testwork are included in a 2004 Feasibility Study. The results were reviewed by Dr. Morrell and Mr. Grandy who independently concluded that a 38 foot diameter SAG mill with a 3,700 tph throughput rate would be best suited to process the Paracatu ores.

        This study was later updated to the 50 Mtpa level. The major modifications that were introduced during these latest reviews and used as the basis for the Plant Capacity Scoping Study were: the addition of two 24 x 40 foot ball mills that will permit the SAG mill to be run in open circuit. This new circuit design reduces the risk of high volumes of slurry going through the SAG mill, by eliminating the circulating load (cyclone underflow) going back to SAG mill.

        Figure 16. -1 presents a graph showing mill throughput related to the ore hardness. At an average ore hardness of 10 (Plant Capacity Scoping Study design criteria), the SAG mill in open circuit has a maximum throughput of 4000 tph.



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        FIGURE 16. -1 SAG MILL PERFORMANCE CURVE (MORRELL REVISED CURVE)







                               [PERFORMANCE GRAPH]







        Mineralogical studies carried out at the JKMRC-MLA laboratories in Australia have shown that a large part of the Paracatu plant gold losses were associated with mixed particles of arsenopyrite with gold. Figure
        16. -2 illustrates a typical occurrence.



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           FIGURE 16. -2 TYPICAL GOLD ON ARSENOPYRITE GRAIN BOUNDARIES





                                    [PICTURE]





        The relatively large natural size of the arsenopyrite crystals in the deposit makes them readily recoverable by gravity concentration. The JKMRC-MLA mineralogical study showed that at 65 mesh, 90 % of the arsenopyrite crystals are liberated. Since thin section analysis has demonstrated that arsenopyrite crystals contain gold, increasing arsenopyrite recovery also results in increased gold recovery. RPM has studied options to improve arsenopyrite recovery from the ore. An obvious alternative for achieving this objective is to improve gravity concentration efficiency. After the pilot plant testwork results were analyzed, a number of optimization efforts were made in the current



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        industrial jigging circuit, leading to an improvement in arsenopyrite
        (and gold) recovery for some of the arsenic rich ores. The main change in operating parameters was the removal of the steel shot previously being used as ragging to create the jig dense media bed. It was found that the coarse arsenopyrite crystals in the ore are sufficient to create an autogenously bed in the jigs. The problem of bed compaction, resulting from the steel shot agglomerating after operating for a number of hours, was thus eliminated. This resulted in a more consistent production of jig concentrate, which in turn improved overall recovery of the circuit. For the Expansion Project III, the use of jigs treating part of the ball mill circuit-circulating load is being incorporated into the process design. A modification of the existing system will be made: PAN AMERICAN style jigs will be used instead of the current YUBA design. Testwork showed that a PAN AMERICAN jigs achieve a more consistent concentrate production. This type of jig is more robust and can fluidise the dense media bed more effectively, thus resulting in better mass recovery to the concentrate, without prejudicing concentrate quality.

        For the purpose of this report it was decided to maintain plant recoveries for both the SAG and the base case as they are currently estimated on the basis of Calha and IDS content in each block. Gold recovery projections are based on 80.39% for CTB1B2 ore blends and 75% for ore blends containing higher Calha ore content. .

        For the hydrometallurgical efficiency, the current 96.5% recovery was considered over the entire life of mine.



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17.0    MINERAL RESOURCE AND RESERVE ESTIMATES

        Mineral resources and classification were estimated by M. Belanger, P.Geo, Kinross Americas Director of Technical Services and Dr. R. Peroni, RPM's Director of Technical Services.

        Mineral reserves were estimated by K. Morris, P. Eng., Kinross' Manager of Open Pit Mining.

        R. Cooper, P.Eng., Kinross' Vice President of Technical Services, Projects and Planning; and W. Hanson, P.Geo., Kinross' Director of Technical Services supervised the preparation or the resource and reserve estimates.

        The mineral resource model for Paracatu is interpreted and estimated using Vulcan(C) software. The model was updated NovembeR 1, 2005. The model incorporates the results from 89 additional drill holes completed in 2005. These holes were drilled to test the down dip extent of the deposit to the west of Rico Creek.

        The estimate is based on a revised geological interpretation. The interpretation is based on geological factors observed in the drill core where there is a direct relationship between gold grade and the frequency of boudins, asymmetrically folded quartz veins and arsenopyrite content. Boudin frequency and arsenopyrite content are directly proportional with gold grade.

        Ore hardness (BWI) and metallurgical recovery are estimated for each block in the model.

        Mineral reserves are estimated within design pits developed from optimized pit shell using Whittle 4X(C) software, a prograM that has become a standard in the mining industry.



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        Kinross is not aware of any reason that would materially affect the resource and reserve estimate. There is reasonable certainty that all necessary permits will be obtained to allow continued exploitation of the resources and reserves at Paracatu.

17.1    MINERAL RESERVE AND RESOURCE STATEMENT

        The Proven and Probable mineral reserve estimate for the Paracatu mine is summarized in Table 17-1. Proven and Probable mineral reserves are estimated at a gold price of US$ 400 per ounce and a Foreign Exchange Rate (FEX) of 2.65 Reais per US $1.00. The estimate is based on the assumptions and costs documented in the Plant Capacity Scoping Study, June 2005. The cut off grade used to report mineral reserves is 0.21 g/t Au.

        TABLE 17-1 PROVEN AND PROBABLE MINERAL RESERVES - NOVEMBER 1, 2005


        -----------------------------------------------------------------------
               CLASSIFICATION         TONNES        GRADE           GOLD
                                     (X 1,000)     (AU G/T)       (OUNCES)
        -----------------------------------------------------------------------
        Proven                         807,341          0.44     11,212,000
                                  ---------------------------------------------
        Probable                         139,633        0.46         2,068,000
        -----------------------------------------------------------------------
        PROVEN & PROBABLE                946,974        0.44        13,280,000
        -----------------------------------------------------------------------


        Table 17-2 summarizes the Measured and Indicated mineral resource estimate (excluding mineral reserves) for the Paracatu mine as of November 1, 2005 at a gold price of US $450 per ounce and a Foreign Exchange Rate (FEX) of 2.65 Reais per US $1.00. The cut off grade used to report mineral resources is 0.19 g/t Au.



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        TABLE 17-2 MEASURED AND INDICATED MINERAL RESOURCES - NOVEMBER 1, 2005

        ------------------------------------------------------------------------
                  CLASSIFICATION       TONNES         GRADE          GOLD
                                      (X 1,000)     (AU G/T)       (OUNCES)
        ------------------------------------------------------------------------
        Measured                        110,837           0.43      1,530,000
                                   ---------------------------------------------
        Indicated                          11,069         0.41          147,000
        ------------------------------------------------------------------------
        MEASURED AND INDICATED            121,906         0.43        1,677,000
        ------------------------------------------------------------------------


        NB MEASURED AND INDICATED RESOURCES ARE REPORTED EXCLUSIVE OF MINERAL RESERVES

        In addition to the Measured and Indicated mineral resources stated in Table 17-2, Paracatu hosts an Inferred resource of 123.0 million tonnes averaging 0.43 g/t Au. Inferred resources are estimated at a gold price of US $450 per ounce and a FEX of 2.65 Reais per US $1.00.

        The resource and reserve estimates stated above are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

        The mineral resources and mineral reserves estimates were completed by RPM's staff and supervised of Wes Hanson, P.Geo, Kinross' Director of Technical Services.

        Approximately 65% of the mineral resources and mineral reserves lie below the current water table. The Preliminary License (PL) for extending the mine pit below the water table has recently been approved by the Environmental Regulatory Authorities.

        The mineral resources and reserves for the project are hosted entirely on mining leases and exploration concessions controlled by RPM. RPM is the sole owner of the sub-surface mineral rights for all of the resource and reserve estimates disclosed herein.



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        The mineral rights to these lands are controlled by RPM through the exploration concessions. Permits to allow mining have, as yet, not been granted. RPM has indicated that the necessary permits can be obtained once the decision to mine the reserves on these exploration concessions has been confirmed and the proper reports filed with DNPM. There is no reason to suggest that the necessary permits will be denied.

17.2    HISTORICAL ESTIMATES

        The reserve history at Paracatu indicates continuous growth of the reserve base reflecting increased geological knowledge and improved process efficiencies. Figures 17-1 and 17-2 are graphs that show the changes in mineral reserve tonnages and contained ounces from the start of commercial production until December 31, 2004.



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        FIGURE 17-1 TONNAGE MINED AND IN RESERVE AS OF OCTOBER 31, 2005







                               [PERFORMANCE GRAPH]







        FIGURE 17-2 OUNCES MINED AND IN RESERVE AS OF OCTOBER 31, 2005







                               [PERFORMANCE GRAPH]








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        The historical resource and reserve estimates for Paracatu have been classified according to the JORC Code. There are no significant differences between the JORC resource and reserve estimates and the CIM classification described in this report.

17.3    MODELING METHODOLOGY

17.3.1  OVERVIEW

        The Paracatu resource model was updated as of November 1, 2005.

        The resource and reserve estimate reported herein is based on the topographic mining surface as of July 31, 2005. Proven reserves have therefore been adjusted for mining depletion based on the mine production statistics for the period August 1, 2005 through October 31, 2005.

        A total of 89 new diamond drill holes, have been added to the project database. Table 17-3 summarizes the data added to the estimation database.

                     TABLE 17-3: UPDATED DRILL HOLE DATABASE

        ----------------------------------------------------------------------------------
                              GEOLOGY      GOLD     ARSENIC     SULPHUR    BWI      SG
                            --------------------------------------------------------------
        # drill holes                124        89         44          18     46      118
        # DATA POINTS             28,778    14,172      3,374       1,166    779    4,372
        ----------------------------------------------------------------------------------

17.3.2  GEOLOGICAL INTERPRETATION

        The mineral resource model for Paracatu is developed from a series of oriented drill sections on which all exploration results have been plotted. Major fault zones are interpreted from section to section, typically as a linear feature. Observation of the drill core is used to define the C-T-B1 and B2 contacts, which are interpreted on individual sections as surfaces.



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        Previous models, estimated by RPM staff, interpreted the Calha, non-Calha and IDS ore types on sections based on the arsenic content. The Calha, non-Calha, IDS interpretation was used to assign global recovery in the model.

        Historically, grade interpolation for the Paracatu resource model interpolated grades into a broad zone defining the entire thickness of the zone. This modeling methodology produced a non-layered model (NLM) that failed to isolate zonation within the hangingwall and footwall contacts of the zone.

        Logging of the exploration core collected in 2005 has identified several important geological clues that can be used to visually identify zonation within the mineralized horizon. The observations are consistent with the strong structural controls proposed by Holcombe.

        Unmineralized phyllites exhibits well-developed lamination, largely due to original bedding that dips at about 10(Degree) to the SW. Figure 17-3 shows bedding structures typically observed in the host phyllites.


              FIGURE 17-3 GRADED BEDDING IN UNMINERALIZED PHYLLITE




                                    [PICTURE]




        Anomalous gold grades correspond to the first and last occurrence of arsenopyrite and mark the hangingwall and footwall contacts of the mineralized zone which ranges from 120 to 150 meters in thickness and averages greater than 0.40 g/t. Pyrite ranges from 1-3%



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        as fine laminae and arsenopyrite ranges from trace to 1/2% as fine needles and grains typically less than 1 mm in size. Shear cleavage begins to develop and, as strain increases, trends from a 20(Degree) SW dip to parallel to bedding. Interfolial, isoclinal folds can be observed.

        Gold grades increase steadily from the hangingwall and footwall contacts towards the center of the zone where strain is highest. Gold grades increase in direct proportion to the size and frequency of boudins (bedding and quartz), intensity of shear banding, the presence of asymmetric folds where axial plane cleavage begins to parallel bedding and the amount and size of arsenopyrite grains which in the higher grade zones tends to occur as coarse porphyroblasts. Figures 17-4 and 17-5 typify structural textures and arsenopyrite mineralization within the high strain zone.



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        FIGURE 17-4 PHYLLITE WITH VERGING ASYMETRIC FOLDS, SHEAR BANDS & BOUDINS




                                    [PICTURE]




                Green - verging asymetric folds


                White - shearing


                Yellow - Foliation boudins




              FIGURE 17-5 LARGE ARSENOPYRITE PORPHYROBLAST IN CORE




                                    [PICTURE]





        The visual guides noted during core logging were used to create a layered geological model (the LM) for the mineralized phyllite to the west of Rico Creek.



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        For the mineralization west of Rico Creek, the mineralized horizon has been divided into two distinct zones producing a layered interpretation. A hangingwall zone (HWZ), approximately 40 to 60 meters thick with gold grades between 0.15 g/t - 0.30 g/t and a footwall zone (FWZ), measuring 60 to 80 meters in thickness, with gold grades in excess of 0.60 g/t.

        The footwall contact of the FWZ varies between sharp and gradational. Where it is gradation, gold values decrease gradually over a 10-15 meter interval from the high grade FWZ to the lower contact. The gradational contact zones were not included in the November 2005 resource model.

        The mineralization east of Rico Creek is interpolated within the broader zone defining the entire thickness of the mineralized horizon as estimated by RPM geologists. The limits are considered conservative, largely the result of limiting the projection of the footwall contact to a distance equal to a single mining bench below the drill hole data. This is because many of the holes in the eastern portion of the deposit were stopped in mineralization and did not test the entire thickness of the mineralized horizon.

        The November resource model did not employ the typical Calha, non-Calha, IDS interpretation to establish the metallurgical recovery in the model space. Metallurgical recovery was estimated from the available arsenic and sulphur analytical results and estimated for individual blocks using ordinary kriging.

        Figure 6-5 presents a conceptual model of the geology of the Paracatu deposit outlining the layered interpretation. Figures 17-5 and 17-6 present typical exploration drill results west of Rico Creek.



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                  FIGURE 17-5 DRILL SECTION 07N - LOOKING NORTH






                                    [PICTURE]






                  FIGURE 17-6 DRILL SECTION 05N - LOOKING NORTH






                                    [PICTURE]






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        The zone limits and, where applicable, the individual layers, are digitized and imported into Vulcan(C) mine modelinG software. Vulcan(C) is used to convert the sectional polygons and lines to three-dimensional wireframes and surfaceS representing the mineralized units and features that have been interpreted.

17.4    SAMPLE ANALYSIS

        The 1.0 meter raw sample data are extracted and grouped by using the wireframes to clip out the sample data. For gold, the populations were separated for B1, B2 east of Rico Creek and B2 west of Rico Creek. The B2 horizon west of the creek was further divided into hangingwall (HW) and high grade (HG) mineralization as per the the geologic interpretation. The footwall zone was not interpreted.

        Statistical analysis of the 1.0 meter samples indicates that within the defined mineralized horizons, gold grades have excellent lateral and downdip continuity. Table 17-4 summarizes the basic statistics of the
        1.0 meter raw sample data for gold.

            TABLE 17-4 BASIC STATISTICS FOR GOLD, RAW SAMPLE DATAED]

        -------------------------------------------------------------------------------------------------------------------------
                DOMAIN            NUMBER OF     MEAN     MEDIAN      MINIMUM       MAXIMUM      COEFFICIENT OF       STANDARD
                                   SAMPLES                                                         VARIATION        DEVIATION
        -------------------------------------------------------------------------------------------------------------------------
        B1                           16,587    0.430      0.378         0.00         12.22               0.830          0.357
        B2 (East)                    13,435    0.429      0.377         0.00          6.86               0.688          0.295
        B2 (West HWZ)                 4,032    0.278      0.230         0.00          2.39               0.727          0.202
        B2 (West FWZ)                 5,486    0.548      0.487         0.00          9.94               0.624          0.342
        -------------------------------------------------------------------------------------------------------------------------

        In general, review of the Paracatu data indicates that less than 5% of the total population returned values in excess of 1.0 g/t Au. The majority of gold grades lie between 0.3 and 0.9 g/t Au.



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17.4.1  ARSENIC

        Assay data for arsenic was used, in conjunction with sulphur analyses, to estimate a metallurgical recovery for each model block as per the recovery equation detailed in Section 17.8.4 of this report.

                 TABLE 17-5: BASIC STATISTICS FOR ARSENIC ASSAYS

        -------------------------------------------------------------------------------------------------------------------------
                DOMAIN            NUMBER OF     MEAN     MEDIAN      MINIMUM       MAXIMUM      COEFFICIENT OF       STANDARD
                                   SAMPLES                                                         VARIATION        DEVIATION
        -------------------------------------------------------------------------------------------------------------------------
        B1                           16,245      586          0            0        24,707                1.86          1,088
        B2 (East)                    12,402    1,509      1,088            0        25,575                1.14          1,715
        B2 (West HWZ)                 2,465    1,416      1,046            0        10,000                1.07          1,513
        B2 (West FWZ)                 3,262    1,765      1,373            0        11,516                0.99          1,739
        -------------------------------------------------------------------------------------------------------------------------

17.4.2  BOND WORK INDEX

        Hardness is assessed based on 8.0 m composite samples that represent the mine`s bench height. Each sample is composed of a fraction of each meter after initial sample crushing to 2.0 mm.

        BWI composite data for the November 2005 resource model was used to interpolate BWI estimates into each model block. The composite data for the B1 and B2 horizons was extracted and interpolated separately. BWI interpolation used ordinary Kriging to estimate the BWO of individual model blocks.

        Basic statistics tabled below in Table 17-6 highlight the difference in ore hardness between the B1 and B2 horizons.



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               TABLE 17-6: BASIC STATISTICS FOR BOND WORK INDEXED]

        ----------------------------------------------------------------------------------------------------------------------------
                                  NUMBER OF       MEAN      MEDIAN      MINIMUM       MAXIMUM      COEFFICIENT OF       STANDARD
                                   SAMPLES                                                            VARIATION        DEVIATION
        ----------------------------------------------------------------------------------------------------------------------------
        BWI (total)                   1,990      10.94       12.17         0.59         20.30               16.31           4.04
        BWI (B1)                        213       4.65        4.39         0.76         14.97                3.46           1.86
        BWI (B2)                      1,445      11.83       12.65         2.38         18.60               10.99           3.32
        ----------------------------------------------------------------------------------------------------------------------------

17.4.3  SPECIFIC GRAVITY

        Specific gravity measurements for core samples are collected and assessed based on a 4.0 m composite comprised of 8.0 cm core intervals selected for every 2.0 meters of core. As shown in Table 17-7 the core specific gravity measurements show minimal spread around the mean with a coefficient of variation of 0.04. The higher specific gravity results are related to an increase in the sulphide content.


        TABLE 17-7: BASIC STATISTICS FOR SPECIFIC GRAVITY IN CORE SAMPLES

        ---------------------------------------------------------------------------------------------------
           NUMBER OF       MEAN     MEDIAN      MINIMUM       MAXIMUM      COEFFICIENT OF      STANDARD
            SAMPLES                                                           VARIATION        DEVIATION
        ---------------------------------------------------------------------------------------------------
               16,684      2.77       2.79         1.89          4.42                0.04          0.12
        ---------------------------------------------------------------------------------------------------

17.5    COMPOSITING

        After reviewing the statistics of the raw data, the 1.0 meter raw samples are composited into 4.0 meter composite intervals. Compositing uses a downhole compositing routine where the composites start at the drill hole collar and progress downwards in 4.0 meter intervals to the end of the hole. The 4.0 meter composite length is equivalent to half the planned mining bench height.



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        The composite data is then extracted using the same geological wireframes used to evaluate the raw 1.0 meter sample results. Each composite is coded according to the geological unit used for the extraction.

        Any composites less than 2.0 meters in length are discarded and any duplicate (twinned) composites are also discarded. During the interpolation process the composites are length-weighted to account for composites with a length shorter than 4.0 meters.

        Composite statistics are evaluated in exactly the same manner that the
        1.0 meter sample data was evaluated as a check against any introduced error resulting from the compositing process. No errors were noted in comparing the composite sample statistics against the raw sample data.

17.6    GRADE CAPPING AND RESTRICTING OF HIGH GRADE

        Grade capping for original 1.0 m assays is not employed at Paracatu. High-grade results occasionally occur in the 1.0 m sample results. These results are diluted when the 8.0 m composite samples are calculated. Any composite with a grade greater than 1.5 g/t Au was limited to one 50 m x 50 m block.

17.7    GEOSTATISTICS

        The 4.0 m composites for the different variables are then subjected to geostatistical analysis. First a downhole correlogram is calculated to determine the nugget to used in a fitted model. Directional correlograms are then computed to define the direction of best continuity. For gold, different correlograms are used for the B1 and B2 ores. For the blocks west of Rico Creek the B2 horizon is further divided into hangingwall and footwall domains with their own variography and estimation parameters.

        Table 17-8 summarizes the correlogram models estimated for gold, arsenic, sulphur, Bond Work Index and density.



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                    TABLE 17-8: PARACATU CORRELOGRAM SUMMARY


------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
                                                         ROT.      RANGE     ROT.                 ROT.       RANGE
   ZONE       ITEM   STR.    TYPE    NUG-GET    SILL       Z        Z'        X'     RANGE X'      Y'          Y'
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
    B1         Au      2      Sph     0.121    0.544      -38      16.0       -5       35.0        50         21.2
                              Sph              0.335      -46      91.0        4      1183.3        5        802.8
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
    B2         Au      2      Sph     0.273    0.494      -34      16.9        2       87.4        -11       192.9
                              Sph              0.233     -109      88.2       -6      1041.7       -2        768.2
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
   B2HW        Au      2      Sph     0.350    0.520      29       65.4       -12      23.2        64         80.4
                              Sph              0.130      -28      122.0      -3      5206.9        1        747.1
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
   B2FW        Au      2      Sph     0.566    0.243      42       99.7       43       797.9       -62       142.3
                              Sph              0.191      74      1142.4      -18      26.4        56        413.9
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
    B1         As      2      Sph     0.349    0.107      -90      36.9       -66      44.8        20         26.0
                              Sph              0.545      -59      25.6       -2       521.5       -2        260.6
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
    B2         As      2      Sph     0.260    0.592      -83      28.4        5       103.6       82         13.1
                              Sph              0.148     -115      181.3       1      1113.3       -11       1639.6
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
   B2HW        As      2      Sph     0.180    0.439      68       159.7       6       65.7        116       783.0
                              Sph              0.381      -6       128.4      -5       121.0        8        1499.4
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
   B2FW        As      2      Sph     0.180    0.711       5       97.0       -19      708.5       18         44.8
                              Sph              0.109      -3       648.3      -51      202.2       -34        65.5
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
    B1        BWI      2      Sph     0.13     0.838      -12      43.3       15       14.9        125        61.8
                              Sph              0.032      -66     2192.0      33       33.0        77        913.0
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
    B2        BWI      2      Sph     0.022    0.162      23       48.9       -38      89.9        -54        87.6
                              Sph              0.442      -34      819.1       0       52.1        80        259.5
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
   B1 B2       SG      2      Sph     0.005    0.601      -33      90.0       -7       75.0        93        262.8
                              Sph              0.394      -7       137.0      -2      1405.8        1        2704.8
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
    B1         S       2      Sph     0.150    0.374      10       12.7       -3       40.9        -35        35.3
                              Sph              0.476      -47      109.3      31       22.5        -86       609.8
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
    B2         S       2      Sph     0.038    0.633       4       69.4       83       559.4       -84       1114.9
                              Sph              0.328       7      1467.8       1       145.6       -86       3609.1
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
   B2HW        S       2      Sph     0.060    0.741       0       241.1      44       74.9        109       110.1
                              Sph              0.199      -22      407.1      -13     1200.0        1        3366.1
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------
   B2FW        S       2      Sph     0.060    0.741       0       241.1      44       74.9        109       110.1
                              Sph              0.199      -22      407.1      -13     1200.0        1        3366.1
------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------

------------ ------- ------ -------- -------- --------- -------- ---------- -------- ---------- ---------- -----------


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17.8    BLOCK MODEL

        The block model is created using a two-step process. First, a block model with a 50 x 50 x 8 meter (x,y,z) block dimension is coded using the same geological wireframes used to evaluate the sample data.

        The block model was initialized in Vulcan(C) using the following parameters:

        X MIN = 6,200

        Y MIN = 8,000

        Z MIN = 244

        NUMBER OF BLOCKS X DIMENSION = 116

        NUMBER OF BLOCKS Y DIMENSION = 92

        NUMBER OF BLOCKS Z DIMENSION = 75

17.8.1  GRADE INTERPOLATION

        Gold grades are interpolated using Ordinary Kriging with each geological unit (zone) estimated independently. The zone solids are used as hard boundaries and the composites must have the identical domain code item as the solids to be used in the interpolation process. Assay grade capping is not employed at Paracatu however the influence of high grade composites (greater than 1.5 g/t) is reduced to the distance equivalent to one 50 m x 50m x 8m mining block.

        An octant search is used in all cases for grade interpolation. A minimum of 1 composite and a maximum of 12 composites are used within the search ellipsoid. A maximum of four adjacent samples are used from the same drillhole. Discretization is as follows: 4 steps in the X direction, 4 steps in the Y direction, and 2 steps in the Z direction for a total of 32 discretization points.



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        Table 17-9 summarizes the search parameters used to control grade interpolation in the resource model for all items in the different zones. It is assumed that the regional NE trend represents the dominant control for all mineralization types. First correlogram structures with much shorter ranges such as the NW structure observed in B2 footwall mineralization are accounted for in the kriging algorithm.

                    TABLE 17-9 GRADE INTERPOLATION PARAMETERS

        ----------------------------------------------------------------------------------------
          ROCKTYPE     SEARCH 1    RADIUS 1     SEARCH 2    RADIUS 2    SEARCH 3     RADIUS 3
                       (X AXIS)    (METERS)     (Y AXIS)    (METERS)    (Z AXIS)     (METERS)
        ----------------------------------------------------------------------------------------
        B1                225.00      600.00       -20.00      600.00        0.00        60.00
        ----------------------------------------------------------------------------------------
        B2 (east)         225.00      600.00       -20.00      600.00        0.00        60.00
        ----------------------------------------------------------------------------------------
        B2 HW             225.00      600.00       -20.00      600.00        0.00        60.00
        ----------------------------------------------------------------------------------------
        B2 HGZ            225.00      600.00       -20.00      600.00        0.00        60.00
        ----------------------------------------------------------------------------------------
        B2 FW             225.00      600.00       -20.00      600.00        0.00        60.00
        ----------------------------------------------------------------------------------------

17.8.2  SPECIFIC GRAVITY

        In the November 2005 model, correlograms were calculated and models fitted from which block densities were estimated by Ordinary kriging. A comparison with overall tonnage estimates from the previous regression model showed an increase in tonnage of about 7%. As this new density model requires further work, for example, differentiating between B1 and B2, it was decided to be conservative and the block density estimates were factored down.

17.8.3  ORE HARDNESS

        Each model block is assigned an ore hardness based on the results of the BWI analyses. WI values are interpolated into the model blocks using Ordinary Kriging performed using the correlograms and parameters described above for B1 and B2 horizons.



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17.8.4  RECOVERY

        Unique metallurgical recoveries are estimated for each model block (50 x 50 x 8 meters) based on the arsenic and sulphur analytical results of drill core analysis. The interpolation method used is ordinary Kriging.

        The metallurgical recovery is based on the following equation.

        Recovery = (a +(-2.36230 x S%) +(-0.0017 x As ppm)) x b) where

        a = theoretical maximum flotation recovery of 85.95352% and

        b = theoretical hydrometallurgical recovery or 96.5%


17.8.5  MODEL CHECKING

        All variables estimated into the model blocks were manually checked against the composite data to determine if there were any fatal errors resulting from the interpolation process. M. Belanger P.Geo and R. Peroni, the geologists responsible for resource model estimation, completed the manual checks. Both individuals confirmed that the estimate was free of gross error and omission and that the interpolation of the variables used in completing the estimate is of high quality.

17.9    RESOURCE CLASSIFICATION

        Paracatu historically reported resources and reserves classified according to the AusIMM JORC Code. JORC is essentially identical to the CIM Standards, which are the required reporting format under Canada's National Instrument NI 43-101.



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        The resource and reserve estimates dated November 1, 2005 and described in this report, are classified according to the CIM's Standards on Mineral Resources and Reserves.

        Model classification is based on drill density and confidence limits. Resource blocks are classified as Measured if the grade within a grouping of blocks equal to the average rate of annual production, is estimated to +/-5.0% accuracy with a 90% confidence level. In other words, in 9 out of 10 years, the average grade of all mill feed will agree within 5% of that predicted by the model. Blocks are classified as Indicated if the grade within a grouping of blocks equal to the average quarterly production, is estimated to a +/-10% level of accuracy with a 90% confidence level.

        The Drill Spacing Study completed at RPM suggests that indicated resources can be delineated from a 140-meter grid and measured resources from a grid spacing of less than 100 meters. It is important to note that the highest estimation variability is associated with arsenic and not gold. The drill spacings recommended in the Drill Spacing Study are shorter than optimal for gold due to the fact that arsenic is more variable.

        The Drill Spacing Study also indicated that reducing the grid spacing to less than 100 meters will not significantly increase confidence limits. This suggests that drilling on spacings of less than 100 meters will not increase the predictive accuracy of the estimate.

        The calculations of confidence intervals only consider the variability of grade within the deposit. There may be other aspects of deposit geology and geometry such as geological contacts or the presence of faults that would impact the drill spacing. However, based on the overall knowledge of the deposit after 18 years on mining experience and the demonstrated continuity of the B1 and B2 horizons, KTS used the following classification scheme:



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        o       Measured resources require a minimum of three samples from three holes within a 100 meter distance of the block that is being estimated;

        o Indicated resources require a minimum of three samples and a minimum of one hole with a 140 meter distance of the block being estimated;

        o All remaining mineralized model blocks are classified as Inferred.

        Block classification checked manually to determine any blocks which may require re-classification if the geologist feels that grade and/or geological continuity warrants an increase or decrease in confidence of the block value.

17.10   PIT OPTIMIZATION

17.10.1 BASE CASE

        The design process for the open pit mine at Paracatu began by completing a series of pit optimizations in order to create a pit shell that would form the basis, or template, for the pit design. Pit optimization was performed by Kevin Morris, P.Eng, Kinross' Manager of Open Pit Mine Engineering. Mr Morris has more than 20 years of industry experience in the optimization and design of open pit mines.

        Pit optimization for the Paracatu open pit was completed using proprietary software known as Whittle 4X(C). This softwarE uses the Lerchs-Grossman algorithm. The optimization proceeds by mining blocks that add value to the pit shell. In other words, an individual block is released to the optimum shell only if the mining of that block, along with the cumulative values of all blocks within the pit shell, produces an overall net positive cash flow.

        Prior to optimization, the grade tonnage curve from the Vulcan(C) model is compared to the grade tonnage curve for the modeL imported to Whittle 4X(C) to ensure there are no transcription errors during the manipulation from one software system to thE other. Table



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        17-10 summarize the grade tonnage summaries of the Vulcan(C) model as compared to the model imported to WhittlE 4X(C).

          TABLE 17-10 GRADE TONNAGE SUMMARY OF IMPORTED AND EXPORTED MODEL





                           [CHART NOT IN EXCEL SHEET]





        The minor differences noted in the table are believed to be software related and are not considered to be material.

        Optimization parameters included the operating costs, process recovery, metal price and pit slope angles. The optimization parameters used for this design exercise are presented in the following table and represent the Base Case. Operating cost assumptions are based on the operating costs as estimated in the June 2005 Plant Capacity Scoping Study.



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                 TABLE 17-11: BASE CASE OPTIMIZATION PARAMETERS


        ------------------------------------ -----------------------------------
                     PARAMETER                              VALUE
        ------------------------------------ -----------------------------------
                    Mining Cost                          $0.53/tonne
        ------------------------------------ -----------------------------------
                  Mining Recovery                           100%
        ------------------------------------ -----------------------------------
                  Mining Dilution                            0%
        ------------------------------------ -----------------------------------
                  Pit Slope Angles                           55o
        ------------------------------------ -----------------------------------
              Process Cost (incl. G&A)            Contained in Model Blocks
        ------------------------------------ -----------------------------------
                Process Recovery Au               Contained in Model Blocks
        ------------------------------------ -----------------------------------
                  F.E.X. (R$:US$)                          2.65:1
        ------------------------------------ -----------------------------------
                     Gold Price                           $US400/oz
        ------------------------------------ -----------------------------------
                 Selling Cost (Au)                  $7.90/ounce (1.976%)
        ------------------------------------ -----------------------------------
                        DCFR                                 5%
        ------------------------------------ -----------------------------------
                  Throughput Rate                          41 Mtpa
        ------------------------------------ -----------------------------------


        Process recoveries were estimated during the modeling process with a unique process recovery estimated for each 50 x 50 x 8 meter model block. The process costs were calculated within the block model based on the bond work index (WI) that was also estimated during resource modeling.

        Process costs were estimated as a Process Cost Adjustment Factor (PCAF) in Datamine(C) prior to exporting to Whittle 4X(C). IN Whittle 4X(C) the base process cost was set at $1.00 per tonne. The base cost was then adjusted during optimization based oN the PCAF formula presented below.

                PCAF = 23.7/(88.2-4.5(WI)) + 0.1158(WI)



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        A similar method was used to estimate the mining cost of each block. A
        Mining Cost Adjustment Factor (MCAF) was established in the block model. The MCAF increased costs, as the pit deepened by a quantity of $0.015 per 8-metre bench starting at pit exit. For this exercise the pit entrance/exit was assumed at the 804-elevation.A similar method was used for the mining cost. A cost adjustment factor (MCAF) was established in the block model. The MCAF increase costs, as the pit deepened by $0.015 per 8-metre bench starting at pit exit. For this exercise the pit entrance/exit was assumed at the 804-elevation.Figure 17-7 graphically summarizes the base case optimization results for Paracatu disclosed above.

                   FIGURE 17-7 BASE CASE WHITTLE 4X(C) RESULTS






                               [PERFORMANCE GRAPH]







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        The optimum pit shell was selected as the shell that produced the highest average cash flow discounted at 5%. The average cash flow is based on coarse schedules produced within Whittle 4X(C). One schedule. the Best Case, mines the nested pit shells in a series of "push backs". The other schedule, the Worst Case, mines each shell "bench by bench" to exhaustion. Neither schedule is truly valid however the average is a better approximation then either the best or worst case.

        The optimum pit shell selected for Paracatu was shell number 16. The selected pit shell is used as a guide for pit design. As such, it represents an approximation. KTS elected to utilize pit shell 17 as the basis for final pit design. In the opinion of Kinross, a 1% loss in cash flow for a gain of 7% in contained ounces is an acceptable risk.

17.10.2 SENSITIVITY CASES

        Numerous sensitivity cases were examined during the optimization process. The sensitivities considered various gold prices and foreign exchange (FEX) rates. Gold prices of US $400, $450 and $500 and FEX rates of 2.20, 2.40 and 2.65 Brazilian Reais per US dollar were used for the sensitivity analysis.

        The sensitivity analysis also examined the differences between optimizations based solely on Measured and Indicated Resources and optimizations based on Measured, Indicated and Inferred resources.

        Tables 17-12 and 17-13 summarize the results of the sensitivity analysis



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 TABLES 17-12 SENSITIVITY ANALYSIS SUMMARY FOR MEASURED AND INDICATED RESOURCES





                           [CHART NOT IN EXCEL SHEET]





  TABLES 17-13 SENSITIVITY ANALYSIS SUMMARY OF MEASURED, INDICATED AND INFERRED
                                   RESOURCES






                           [CHART NOT IN EXCEL SHEET]






        The sensitivity cases presented in the table above have not been adjusted for 2005 production.



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        Optimization results indicate that of the total model blocks at a 0.20
        g/t Au cut off (Grade - Tonnage Summary Table 17-10), optimization of the Measured and Indicated resources recovers approximately 46% of the total contained metal within the estimated mineralized horizon at Paracatu.

17.10.3 CUT-OFF GRADES

        Resources and reserves are reported above a minimum cut off grade that represents the incremental cut off. That is to say it does not mining costs. Mining costs are considered during pit optimization to determine if a block in the model will be mined or not mined by the optimum pit. The incremental cut-off grade represents the cut off grade once the ore reaches the pit rim and the decision must be made to process it or send it to the waste dump.

        The incremental cut off grade formula used for the reserves at $400 is presented below:


        Cut -Off Grade =              (Processing Costs (G&A incl.))
                         ------------------------------------------------------
                              (Gold Price - Selling Cost) * % Au Recovery



        Cut -Off Grade =                         (2.12)
                         ------------------------------------------------------
                                   (12.86 - (12.86*0.198%)) * 79.46%



        Cut -Off Grade = 0.2116 grams per tonne.



        The cut-off grade formula used for the resources at $450 was as follows:



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        Cut-Off Grade =              (Processing Costs (G&A incl.))
                         ------------------------------------------------------
                              (Gold Price - Selling Cost) * % Au Recovery



        Cut-Off Grade =                           (2.12)
                         ------------------------------------------------------
                                 (14.47 - (12.86*0.198%)) * 79.53%



        Cut-Off Grade = 0.1880 grams per tonne.


17.10.4 PIT DESIGN

        To design a practical open pit for Paracatu, the selected pit shell (17) developed in Whittle 4X(C) was imported into Datamine(C), commercial mining software. The chosen pit shell is contoured on a bench-by-bench basis in the model and the resulting contour lines are used to guide the pit design process. The pit design was completed by K. Morris, P.Eng., Kinross' Manager of Open Pit Mine Engineering. Mr. Morris has over 20 years of open pit optimization and design experience.

        The design criteria are summarized as follows in Table 17-14.



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                        TABLE 17-14: PIT DESIGN CRITERIA

        ===============================================================

                   Bench Height                           8m.

                 Bench Face Angle                         75o

                 Inter-ramp Angle                         55o

               Catchment Berm Width                       7 m

                  Berm Interval                          16 m

                 Haul Road Width                         30 m

                Haul Road Gradient                        6%

        ===============================================================


        Haul roads and in-pit ramps were designed at 6% gradient and 30m width, based on approximately four times the width of a CAT 793 haul truck (~7.41m). This will provide sufficient room for 2-way road traffic and also included an allowance for a drainage ditch and safety berm. A typical road cross-section is presented in Figure 17-8



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                      FIGURE 17-8 TYPICAL HAUL ROAD PROFILE






                                    [PICTURE]






        Mineral reserves are estimated by reporting the model blocks within the design pit above the incremental cut off grade described in section
        17.10.3. Resource model blocks classified as Measured are reported as Proven reserves, model blocks classified as Indicated are reported and Probable reserves.

        The Proven and Probable reserves within the design pit have been adjusted to reflect mine production for the period from July 31, 2005 (the date of the topographic mining surface used to estimate the resource model) and October 31, 2005 (the date the reserve estimate was completed). Mine production for this period was subtracted from the Proven reserves estimated within the design pit.

        The Proven and Probable reserves are then scheduled and entered into a Discounted Cash Flow (DCF) spreadsheet to estimate the project NPV and rate of return. Operating



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        and capital costs used in the DCF analysis originate from the Plant
        Capacity Scoping Study. Review of the DCF for the Proven and Probable reserves disclosed in this report indicates that the Paracatu Expansion Plan III is profitable at gold prices above US $400 per ounce.

        There will be differences in tonnes, grades and contained ounces between the design pit when compared to the optimized pit shell. They can vary by as much as 10%, but this variance is inversely proportional to the size of the pit (i.e. a small pit will typically have greater variances when compared to a larger pit). Table 17-15 provides a comparison of the tonnes, grades and ounces contained in the Whittle 4X(C) pit shell (No.
        17) with that in the design pit.

          TABLE 17-15 COMPARISON OF PIT DESIGN RESULTS TO WHITTLE 4X(C)
                 OPTIMIZATION RESULTS FOR THE BASE CASE ESTIMATE






                           [CHART NOT IN EXCEL SHEET]






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18.0    OTHER RELEVANT DATA AND INFORMATION

        This section is not applicable to the Paracatu mine.









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19.0    INTERPRETATION AND CONCLUSIONS

        The Paracatu mine is a well-managed operating gold mine with a long history of meeting production schedules and quotas.

        Kinross has been very successful in identifying the extension of the mineralization west of Rico Creek. The deposit exhibits excellent geological and gold grade continuity.

        The resource and reserve estimate described herein is well supported with a detailed Plant Capacity Scoping Study that includes firm supplier quotations for the proposed plant and mine equipment necessary to increase plant throughput from 18 to 50 Mtpa in stages over a four-year period.

        The recent data collected during Kinross' exploration program and added to the database is free of gross error and omission and has been collected using reasonable care and supervision to ensure the data meets industry best practices. While QAQC checks are still in process, ongoing monitoring of standards results indicates no significant bias in any of the labs used.

        The revised geological model is based on a structural geological interpretation of the Paracatu deposit. The changes in modeling method have not imparted a bias in the estimate and are a better reflection of the geology observed.

        The data density is sufficient to support the resource model classification.

        All work supporting the resource and reserve estimate described herein has been performed by or supervised by individuals who meet the definition of a Qualified Person as described in Canada's National Instrument 43-101.

        The reserves as estimated demonstrate positive financial returns for the project on a discounted cash flow basis and therefore, meet the definition of a reserve as defined by the CIM's Standards and Guidelines.



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20.0    RECOMMENDATIONS

        Based on the pilot plant test results and the Plant Capacity Scoping Study, RPM has recommended construction of Expansion Plan III. Kinross has reviewed the data and conclusions presented by RPM and are in agreement with their recommendation to proceed with the planned expansion. In Q3, 2005, Kinross' Board of Directors approved funding for Basic Engineering and financial commitments to allow SAG and Ball mill fabrication to proceed. In Q4, 2005, the Basic Engineering for Expansion Plan III was awarded to SNC-Lavalin Engineers and Constructors Ltd, an internationally recognized consulting engineering and construction company and MinerConsult Engenharia, a Brazilian engineering firm.

        In 2002, RPM joined the AMIRA Program P260D. This is a research program managed by AMIRA International, based in Melbourne Australia, conducting research in collaboration with mineral research centres around the world. The P260D aims at researching practical ways of improving sulphide mineral recovery in general, and arsenopyrite in particular, by investigating all parameters that interfere in the flotation performance of each sulphide mineral.

        As a project sponsor, RPM was entitled to have an extensive program of fieldwork conducted in the plant at Paracatu. Researchers from three institutions (University of Sao Paulo, CETEM in Rio and IWRI from Australia) conducted a series of measurements in the laboratory and industrial scales tests. They discovered that one of the major factors limiting efficient arsenopyrite recovery in the RPM flotation circuit was being caused by chemical oxidation of arsenopyrite surfaces during the treatment in the plant. The oxidation makes the action of the current flotation reagents ineffective. Hence, the conclusion was that the key for success in improving flotation performance at RPM was to find a new suite of reagents that could cope with this problem.

        Two new collectors developed by a large reagent producing company were successfully tested in the process lab, and have resulted in improved gold recovery. These were



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        introduced in the industrial plant for a trial in June 2005. Results have shown an increase in gold recovery in the flotation circuit as a consequence of replacing the old reagent suite with these new reagents. Average annual plant gold recovery is estimated to increase by 2-3% over current levels using the new reagents. The improved recoveries have not been considered in this study.

        It is recommended that:

        o the resource model is re-estimated at year end to incorporate the remaining analytical results,

        o update the pit optimization, mine design and reserve estimate based on the updated resource model,

        o update operating costs based on results developed during Basic Engineering and Feasibility Study work and

        o review the mine cut off grade to capture benefit of new flotation reagent testing indicating improved flotation recovery.



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21.0    ADDITIONAL INFORMATION FOR OPERATING PROPERTIES

21.1    PROCESS PLANT

        Figure 21-1 is a simplified flow sheet of the current process plant. The production statistics in the flow sheet are budget estimates only.



         FIGURE 21-1: SIMPLIFIED FLOW SHEET EXISTING PARACATU PROCESS PLANT






                                    [GRAPHIC]






21.1.1  CRUSHING

        Typical run of mine ore is about 80% passing 70mm. The current plant features four separate crushing lines, three of which are operated at one time while the fourth is on standby or down for scheduled maintenance. Three crushers provide a crushing rate of 800 tonnes per hour (tph). Each circuit consists of a primary impact crusher followed by



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        a secondary cone crusher. The final crushed product has a specification of 80% passing 10 mm.

        The crushed product feeds to a 5000 tonne fine ore bin. Two feeders from the fine ore bin transfer the ore to one of two blending bins that feed into the grinding circuit.

21.1.2  GRINDING CIRCUIT

        The existing grinding circuit features four separate process streams consisting of a single stage ball mill (1800 kW) which are fed at a rate of 600 tph from the two blending bins. The ball size is 60 mm diameter with consumption of 300 g/t. The ball mills operate in closed circuit with 500mm hydro cyclones.

        A fifth ball mill is used for regrinding a portion of the circulating load.

        The final product specification from the grinding circuit is 80% passing 75 microns (200 mesh).

21.1.3  GRAVITY CIRCUIT

        The current mill circuit includes sixteen jigs that are set up as part of each grinding line. The jigs are fed with a portion of the circulating load from the grinding circuit.

21.1.4  FLOTATION

        The flotation circuit features three stages, flash, scavenger and cleaner. Product from each grinding line is fed to four flash flotation units for gold and sulphide recovery. All flotation reagents are added in the flash flotation stage and include: Mercapto, MIBC and Dow froth. Approximately 60% of the flotation gold recovery occurs in flash flotation + jig circuit. The remaining 20-25 % occurs in the scavenger circuit.

        The scavenger units are 120 m(3) WEMCO cells.



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        40 % of the flotation tails are thickened to 42 % solids in two 70m
        -diameter thickeners, which joins with the other 60 % at 30% solids and are sent to the main tailings pond.

21.1.5  HYDROMETALLURGY PLANT

        Two separate concentrate products are sent to the hydrometallurgical plant, a jig concentrate and a cleaner concentrate, which cleans the flash flotation and scavenger flotation concentrates. All three average roughly 20-30 g/t gold.

        Concentrates are first reground in two parallel mills to a size of 90% passing 325 mesh. The concentrates are then processed in a Knelson concentrator in line with the regrind mills, recovering approximately 20% of the contained gold. The Knelson concentrate is directed to a bank of shaking tables and then on to the smelting furnace.

        The reground sulphide concentrate is thickened to 45% solids in two 15m-diameter thickeners prior to leaching. The thickened concentrate product is leached in eight, 300-m3 CIP tanks. Oxygen is injected in to the first tank to reduce cyanide consumption. Activated carbon is added to the leaching tanks (configuring a CIL circuit) to collect gold from the solution. Loaded carbon is produced from the first CIL tank.

        The loaded carbon is stripped in two, 3 tonne Zadra process elution columns at 130(0) C using a caustic soda solution. Gold is precipitated onto steel wool by electro winning. The carbon is reactivated in a 200-kg/hr kiln.

21.1.6  SMELTING

        The process plant produces gold bullion using two induction furnaces. Typically, the bullion averages 70-80% gold content with 20-30% silver and minor copper and iron content.



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21.2    MARKETS AND CONTRACTS

        This section is not applicable as gold production from Paracatu is sold on the open market at spot gold prices. There are currently no gold loans or gold derivative products that influence the gold price.

21.3    RECLAMATION AND MINE CLOSURE

        RPM has a comprehensive and up to date closure plan including a closure cost estimate. The plan is based on the "Rio Tinto Health, Safety & Environment - Closure Planning Guidelines". The current estimate of closure costs is US $32 million (excludes any credits for salvage value).

        Currently in Brazil there are no laws requiring the posting of a reclamation bond. RPM is making an annual financial provision for closure costs, but this is an accrual only, not an actual expense.

        The planned closure of the main tailings pond proposes to mine oxide ore only during the last year of production. This will provide a cover for the pond, which will then be drained.

        The closure plan involves placing a 1-meter thickness of cover materials on the final pit floor, the top 0.8m being soil material.

21.4    TAXES

        The following three types of taxation apply to RPM's mining operation at Paracatu.

        1.      A tax on profit equal to the greater of:

                o (a) based on actual profit 34% of actual profit (25% federal and 9% social contribution)



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                o       (b) based on a presumed profit 3% of net sales (same
                        distribution to federal and social contribution)

        2. CPMF (Tax on Financial Movement) Every movement of funds between banks is taxed at 0.38%. This is a federal tax.

        3. Property taxes. RPM must pay property tax on its mining land and property in Paracatu. It is distributed to rural (county) and municipal (city) governments.

21.5    CAPITAL AND OPERATING COST ESTIMATES

        The capital and operating costs estimates for Expansion Plan III have been prepared by RPM and KTS staff and are documented in the Plant Capacity Scoping Study. The Plant Capacity Scoping Study considered four options:

        o       Base Case - current plant configuration, no expansion,

        o       30 Mtpa - updated Feasibility Study expansion plan,

        o       50 Mtpa and

        o       66 Mtpa.

        The Plant Capacity Scoping Study was based on an unclassified resource model that included mineralization west of Rico Creek. It did not include mineralization below the current mining areas.

        Unclassified resources were estimated for each of the four expansion options considered in the Plant Capacity Scoping Study. Operating costs were estimated for each of the four expansion options and these costs were used to optimize the unclassified resource model and develop a life of mine schedule for input into Discounted Cash Flow (DCF) models to evaluate the Net Present Value (NPV) of each option.



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        The Plant Capacity Scoping Study concluded that the highest NPV option was an expansion to a 50 Mtpa throughput rate. The expansion would be completed in stages over a four year period from 2006 through to 2009. The initial stage would maintain production at the current 18 Mtpa rate while a 32 Mtpa SAG Mill line was constructed and commissioned. Once completed, the existing 18 Mtpa line would be upgraded and mine production would continue, uninterrupted, at a rate of 32 Mtpa. After completion of the refurbishment of the 18 Mtpa line, it would be brought back on stream to process the remaining B1 reserves bringing total plant throughput to 50 Mtpa.

        The life-of-mine capital cost for the 50 Mtpa expansion is estimated to be US $ 700 million of which US $ 326 million is estimated to be the capital cost for the plant expansion with a 32 Mtpa capacity. Closure cost is estimated to be US $ 47 million.

        Most major plant equipment has been estimated based on firm supplier quotations. Mine equipment capital costs have been estimated based on internal Kinross equipment cost databases. Kinross considers the level of estimation accuracy to be sufficient to support a reserve classification.

        Construction costs for the plant site, steel fabrication, concrete and earthworks have been estimated based on RPM's operating experience by ECM, the Brazilian Engineering firm the completed the original Feasibility Study.

        All cost estimates assume an exchange rate of 2.65 Reais per US dollar.

        All costs were estimated in terms of dollars of the day as of June 1, 2005.

        SNC-Lavalin Engineers and Constructors Ltd, an internationally recognized consulting engineering and construction company and MinerConsult Engenharia, a Brazilian engineering firm, have been awarded the Basic Engineering contract for Expansion Plan III.



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        The current economic climate, especially with regards to the pricing of oil and steel, combined with the devaluation of the American dollar represent the key areas of risk with respect to the capital and operating costs estimates.

        Kinross has reviewed the cost estimates and has concluded that they meet generally accepted industry standards for evaluating the economic viability of the project.

21.5.1  OPERATING COST ESTIMATE

        Operating costs are based on the 2006 Life-of-Mine Budget and are estimated to be US $2.94 per tonne. Total cash costs per ounce are estimated to be US $260 per ounce and the life of mine production cost is estimated to be US $ 340 per ounce. The project has a 28 year mine life and average annual gold production is estimated to be 370,000 ounces per annum.

21.5.2  ECONOMIC ANALYSIS

        Discounted cash flow analyses for a 50 Mtpa throughput rate and the Proven and Probable reserves disclosed herein have been completed demonstrating that the project is viable and has a positive rate of return at gold prices greater than US $400 per ounce. The cash flows are based on life of mine plans estimated by Kinross from the resource and reserve model described in this Technical Report. The life of mine plans have been reviewed by Kinross and meet generally accepted industry standards.

        Kinross considers the financial models to be confidential and have not incorporated said models into the body of this report. Said financial models may be made available with the execution of a confidentiality agreement with Kinross.



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22.0    REFERENCES

        Davis B., Paracatu Estimation Reliability by Drill Spacing, April, 2005

        Gy P., Bongarcon D. Francois, Agoratek International, Study of Sampling Protocols and Ore Heterogeneity, May 2005;

        Holcombe R., Holcombe, Coughlin and Associates, Structural Assessment of the RPM Mine, Paracatu, Minas Gerais, May 2005;

        J.C. Moller, M. Batelochi, Y. Akiti, M. Sharratt, and A.L. Borges: 2001, The Geology and Characterization of Mineral Resources of Morro do Ouro, Paracatu, MG;

        Oleson J., Preliminary Report of Sample Prep and Laboratory Audit, April 2005

        Rio Paracatu Mineracao S.A., 2004: RPM Expansion Plan III Feasibility Study;

        Rio Paracatu Mineracao and Kinross Technical Services, June 2005: Plant Capacity Scoping Study;



--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-1

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--------------------------------------------------------------------------------


                                   APPENDIX A

        The data used on this work consider all the data available up to 2004 (taking out the RC drillholes and the old duplicated drillholes).

        The table below presents the code used for each drillhole to identify the type of drilling.

        -------------------- ---------------------------------------------------
              DH-TYPE                          DESCRIPTION
        -------------------- ---------------------------------------------------
        100                  Reverse circulation (PRF)
        -------------------- ---------------------------------------------------
        200                  POC (shafts)
        -------------------- ---------------------------------------------------
        300                  6"
        -------------------- ---------------------------------------------------
        400                  HX (3")
        -------------------- ---------------------------------------------------
        500                  HQ (2.5") drilled by GEOSERV using wireline method
        -------------------- ---------------------------------------------------
        550                  HTW (3") drilled by GEOSOL using wireline method
        -------------------- ---------------------------------------------------
        600                  NQ drilled by GEOSERV using wireline method
        -------------------- ---------------------------------------------------

        The following table summarizes the pre-2005 drill holes used in completing the November 2005 resource model.

        -----------------------------------------------------------------------------------------------------------
             HOLE ID            COLLAR           COLLAR            COLLAR           DH-TYPE           DH-YEAR
                               NORTHING          EASTING          ELEVATION
        -----------------------------------------------------------------------------------------------------------
        ALB1121            11600            9100              801.27            300
        -----------------------------------------------------------------------------------------------------------
        ALB121             11600            8100              746.15            300
        -----------------------------------------------------------------------------------------------------------
        ALB321             11600            8300              760.46            300
        -----------------------------------------------------------------------------------------------------------
        ALB324             11900            8300              786.41            300
        -----------------------------------------------------------------------------------------------------------
        ALB328             12300            8300              766.36            300
        -----------------------------------------------------------------------------------------------------------
        ALB521             11600            8500              777.55            300
        -----------------------------------------------------------------------------------------------------------
        ALB524             11900            8500              798.72            300
        -----------------------------------------------------------------------------------------------------------
        ALB721             11600            8700              796.2             300
        -----------------------------------------------------------------------------------------------------------
        ALB724             11900            8700              809.88            300
        -----------------------------------------------------------------------------------------------------------
        ALB728             12300            8700              796.82            300
        -----------------------------------------------------------------------------------------------------------
        ALB921             11600            8900              807.47            300
        -----------------------------------------------------------------------------------------------------------
        FPA1016            11100            9000              802.59            300
        -----------------------------------------------------------------------------------------------------------
        FPA1102            9700             9100              743.99            300
        -----------------------------------------------------------------------------------------------------------
        FPA1122            11700            9100              806.25            300
        -----------------------------------------------------------------------------------------------------------
        FPA1124            11900            9100              807.24            300
        -----------------------------------------------------------------------------------------------------------

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                                      22-1

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
         -----------------------------------------------------------------------------------------------------------
         FPA1217            11200            9200              803.35            300
         -----------------------------------------------------------------------------------------------------------
         FPA1417            11200            9400              803.25            300
         -----------------------------------------------------------------------------------------------------------
         FPA1503            9800             9500              741.7             300
         -----------------------------------------------------------------------------------------------------------
         FPA1617            11200            9600              811.31            300
         -----------------------------------------------------------------------------------------------------------
         FPA1622            11700            9600              822.48            300
         -----------------------------------------------------------------------------------------------------------
         FPA1704            9900             9700              746.97            300
         -----------------------------------------------------------------------------------------------------------
         FPA1724            11900            9700              820.13            300
         -----------------------------------------------------------------------------------------------------------
         FPA17-1            9500             9700              735.11            300
         -----------------------------------------------------------------------------------------------------------
         FPA1901            9600             9900              750.5             300
         -----------------------------------------------------------------------------------------------------------
         FPA1916            11100            9900              820.94            300
         -----------------------------------------------------------------------------------------------------------
         FPA1918            11300            9900              823.05            300
         -----------------------------------------------------------------------------------------------------------
         FPA1922            11700            9900              826.41            300
         -----------------------------------------------------------------------------------------------------------
         FPA1924            11900            9900              822.53            300
         -----------------------------------------------------------------------------------------------------------
         FPA1926            12100            9900              815.55            300
         -----------------------------------------------------------------------------------------------------------
         FPA1928            12300            9900              787.51            300
         -----------------------------------------------------------------------------------------------------------
         FPA2004            9900             10000             748.52            300
         -----------------------------------------------------------------------------------------------------------
         FPA2108            10300            10100             770.78            300
         -----------------------------------------------------------------------------------------------------------
         FPA2114            10900            10100             814.04            300
         -----------------------------------------------------------------------------------------------------------
         FPA2116            11100            10100             809               300
         -----------------------------------------------------------------------------------------------------------
         FPA2120            11500            10100             820.68            300
         -----------------------------------------------------------------------------------------------------------
         FPA2122            11700            10100             822.59            300
         -----------------------------------------------------------------------------------------------------------
         FPA2124            11900            10100             817.08            300
         -----------------------------------------------------------------------------------------------------------
         FPA2126            12100            10100             815.33            300
         -----------------------------------------------------------------------------------------------------------
         FPA2128            12300            10100             805.05            300
         -----------------------------------------------------------------------------------------------------------
         FPA2310            10500            10300             787.38            300
         -----------------------------------------------------------------------------------------------------------
         FPA2314            10900            10300             813.91            300
         -----------------------------------------------------------------------------------------------------------
         FPA2320            11500            10300             790.54            300
         -----------------------------------------------------------------------------------------------------------
         FPA2322            11700            10300             813.15            300
         -----------------------------------------------------------------------------------------------------------
         FPA2324            11900            10300             810.58            300
         -----------------------------------------------------------------------------------------------------------
         FPA2326            12100            10300             812.74            300
         -----------------------------------------------------------------------------------------------------------
         FPA2328            12300            10300             806.37            300
         -----------------------------------------------------------------------------------------------------------
         FPA2511            10600            10500             790.64            300
         -----------------------------------------------------------------------------------------------------------
         FPA2514            10900            10500             786.65            300
         -----------------------------------------------------------------------------------------------------------
         FPA2520            11500            10500             792.77            300
         -----------------------------------------------------------------------------------------------------------
         FPA2522            11700            10500             808.02            300
         -----------------------------------------------------------------------------------------------------------
         FPA2526            12100            10500             797.01            300
         -----------------------------------------------------------------------------------------------------------
         FPA2528            12300            10500             787.9             300
         -----------------------------------------------------------------------------------------------------------
         FPA2624            11900            10600             796.95            300
         -----------------------------------------------------------------------------------------------------------
         FPA2711            10600            10700             768.67            300
         -----------------------------------------------------------------------------------------------------------
         FPA2714            10900            10700             777.29            300
         -----------------------------------------------------------------------------------------------------------

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                         Paracatu Mine Technical Report

                                      22-2

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--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         FPA2720            11500            10700             794.31            300
         -----------------------------------------------------------------------------------------------------------
         FPA2722            11700            10700             797.49            300
         -----------------------------------------------------------------------------------------------------------
         FPA2724            11900            10700             791.9             300
         -----------------------------------------------------------------------------------------------------------
         FPA2726            12100            10700             783.1             300
         -----------------------------------------------------------------------------------------------------------
         FPA2728            12344            10723             787.94            300
         -----------------------------------------------------------------------------------------------------------
         FPA2914            10900            10900             763.7             300
         -----------------------------------------------------------------------------------------------------------
         FPA2920            11500            10900             776.55            300
         -----------------------------------------------------------------------------------------------------------
         FPA2922            11700            10900             782.36            300
         -----------------------------------------------------------------------------------------------------------
         FPA2924            11900            10900             781.77            300
         -----------------------------------------------------------------------------------------------------------
         FPA2926            12100            10900             778.6             300
         -----------------------------------------------------------------------------------------------------------
         FPA2928            12322            10964             779.06            300
         -----------------------------------------------------------------------------------------------------------
         FPA2-3             9300             8200              711.9             300
         -----------------------------------------------------------------------------------------------------------
         FPA2-5             9100             8200              698.98            300
         -----------------------------------------------------------------------------------------------------------
         FPA3120            11500            11100             758.22            300
         -----------------------------------------------------------------------------------------------------------
         FPA3122            11700            11100             766.27            300
         -----------------------------------------------------------------------------------------------------------
         FPA3124            11900            11100             771.97            300
         -----------------------------------------------------------------------------------------------------------
         FPA3126            12100            11100             777.96            300
         -----------------------------------------------------------------------------------------------------------
         FPA3129            12400            11100             766.43            300
         -----------------------------------------------------------------------------------------------------------
         FPA3131            12600            11100             771.58            300
         -----------------------------------------------------------------------------------------------------------
         FPA3320            11500            11300             770.21            300
         -----------------------------------------------------------------------------------------------------------
         FPA3322            11700            11300             771.1             300
         -----------------------------------------------------------------------------------------------------------
         FPA3324            11900            11300             772.74            300
         -----------------------------------------------------------------------------------------------------------
         FPA3326            12100            11300             777.07            300
         -----------------------------------------------------------------------------------------------------------
         FPA3327            12200            11300             780.91            300
         -----------------------------------------------------------------------------------------------------------
         FPA3329            12400            11300             771.58            300
         -----------------------------------------------------------------------------------------------------------
         FPA3330            12474            11306             770               300
         -----------------------------------------------------------------------------------------------------------
         FPA3426            12100            11400             775.02            300
         -----------------------------------------------------------------------------------------------------------
         FPA3522            11700            11500             774.88            300
         -----------------------------------------------------------------------------------------------------------
         FPA3524            11900            11500             782.63            300
         -----------------------------------------------------------------------------------------------------------
         FPA3529            12400            11500             769.94            300
         -----------------------------------------------------------------------------------------------------------
         FPA3631            12600            11600             760.43            300
         -----------------------------------------------------------------------------------------------------------
         FPA3720            11500            11700             774.62            300
         -----------------------------------------------------------------------------------------------------------
         FPA3722            11700            11700             773.34            300
         -----------------------------------------------------------------------------------------------------------
         FPA3724            11900            11700             784.56            300
         -----------------------------------------------------------------------------------------------------------
         FPA3733            12800            11700             769.15            300
         -----------------------------------------------------------------------------------------------------------
         FPA3818            11300            11800             793.85            300
         -----------------------------------------------------------------------------------------------------------
         FPA3920            11482            11879             792.84            300
         -----------------------------------------------------------------------------------------------------------
         FPA3-1             9500             8300              719.5             300
         -----------------------------------------------------------------------------------------------------------
         FPA4-3             9300             8400              741.24            300
         -----------------------------------------------------------------------------------------------------------
         FPA4-5             9100             8400              728.79            300
         -----------------------------------------------------------------------------------------------------------

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                         Paracatu Mine Technical Report

                                      22-3

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--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         FPA530             12500            8500              779.5             300
         -----------------------------------------------------------------------------------------------------------
         FPA6-1             9500             8600              749.79            300
         -----------------------------------------------------------------------------------------------------------
         FPA6-3             9300             8600              747.85            300
         -----------------------------------------------------------------------------------------------------------
         FPA717             11200            8700              787.9             300
         -----------------------------------------------------------------------------------------------------------
         FPA7-5             9100             8700              714.28            300
         -----------------------------------------------------------------------------------------------------------
         FPA801             9600             8800              727.7             300
         -----------------------------------------------------------------------------------------------------------
         FPA814             10900            8800              800.28            300
         -----------------------------------------------------------------------------------------------------------
         FPA8-2             9400             8800              724.05            300
         -----------------------------------------------------------------------------------------------------------
         FPA8-4             9200             8800              724.05            300
         -----------------------------------------------------------------------------------------------------------
         FPA924             11900            8900              817.81            300
         -----------------------------------------------------------------------------------------------------------
         FPA926             12100            8900              815.55            300
         -----------------------------------------------------------------------------------------------------------
         FPA929             12400            8900              806.36            300
         -----------------------------------------------------------------------------------------------------------
         FPA-2-2            9370             7951              687.98            300
         -----------------------------------------------------------------------------------------------------------
         MA3121             11586.5          11091.65          757               400
         -----------------------------------------------------------------------------------------------------------
         MA3220             11544.35         11168.8           754.802           400
         -----------------------------------------------------------------------------------------------------------
         PAR01              10800            9000              815.51            300
         -----------------------------------------------------------------------------------------------------------
         PAR02              10600            9000              800               300
         -----------------------------------------------------------------------------------------------------------
         PAR03              10400            9000              789.22            300
         -----------------------------------------------------------------------------------------------------------
         PAR04              10200            8800              777.24            300
         -----------------------------------------------------------------------------------------------------------
         PAR05              10400            8800              778.56            300
         -----------------------------------------------------------------------------------------------------------
         PAR06              10400            8600              747.61            300
         -----------------------------------------------------------------------------------------------------------
         PAR07              10800            9800              819.4             300
         -----------------------------------------------------------------------------------------------------------
         PAR08              10800            10000             824.16            300
         -----------------------------------------------------------------------------------------------------------
         PAR09              11000            9800              826.58            300
         -----------------------------------------------------------------------------------------------------------
         PAR10              10200            8600              752.04            300
         -----------------------------------------------------------------------------------------------------------
         PAR11              10200            8400              716.12            300
         -----------------------------------------------------------------------------------------------------------
         PAR12              11000            9200              810.66            300
         -----------------------------------------------------------------------------------------------------------
         PAR13              10000            8800              758.98            300
         -----------------------------------------------------------------------------------------------------------
         PAR14              10000            8400              739.21            300
         -----------------------------------------------------------------------------------------------------------
         PAR15              10800            9400              810.52            300
         -----------------------------------------------------------------------------------------------------------
         PAR16              10800            9200              807.33            300
         -----------------------------------------------------------------------------------------------------------
         PAR17              10600            9600              804.97            300
         -----------------------------------------------------------------------------------------------------------
         PAR18              10200            9000              773.76            300
         -----------------------------------------------------------------------------------------------------------
         PAR19              10800            9600              824.02            300
         -----------------------------------------------------------------------------------------------------------
         PAR20              10400            8400              735.88            300
         -----------------------------------------------------------------------------------------------------------
         PAR21              10600            8800              781.17            300
         -----------------------------------------------------------------------------------------------------------
         PAR23              10400            9400              781               300
         -----------------------------------------------------------------------------------------------------------
         PAR24              10000            9000              757.5             300
         -----------------------------------------------------------------------------------------------------------
         PAR25              10600            9200              782.63            300
         -----------------------------------------------------------------------------------------------------------
         PAR26              10800            8800              799.79            300
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-4

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--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PB21002            9700             9000              732.65            300
         -----------------------------------------------------------------------------------------------------------
         PB21004            9900             9000              739.25            300
         -----------------------------------------------------------------------------------------------------------
         PB21008            10300            8990              755.47            300
         -----------------------------------------------------------------------------------------------------------
         PB21010            10500            9000              763               300
         -----------------------------------------------------------------------------------------------------------
         PB21406            10100            9400              747.11            300
         -----------------------------------------------------------------------------------------------------------
         PB21412            10700            9400              786.6             300
         -----------------------------------------------------------------------------------------------------------
         PB21414            10900            9400              796.7             300
         -----------------------------------------------------------------------------------------------------------
         PB21418            11300            9400              803.78            300
         -----------------------------------------------------------------------------------------------------------
         PB21610            10500            9600              787.25            300
         -----------------------------------------------------------------------------------------------------------
         PB21612            10692            9577              795.47            300
         -----------------------------------------------------------------------------------------------------------
         PB21614            10900            9600              803.25            300
         -----------------------------------------------------------------------------------------------------------
         PB21616            11099            9600              804.52            300
         -----------------------------------------------------------------------------------------------------------
         PB21810            10500            9800              778.02            300
         -----------------------------------------------------------------------------------------------------------
         PB21814            10900            9800              812.38            300
         -----------------------------------------------------------------------------------------------------------
         PB21919            11400            9900              829.77            300
         -----------------------------------------------------------------------------------------------------------
         PB22011            10600            10000             787.25            300
         -----------------------------------------------------------------------------------------------------------
         PB22016            11096            9992              803.67            300
         -----------------------------------------------------------------------------------------------------------
         PB2202             9700             8200              710.22            300
         -----------------------------------------------------------------------------------------------------------
         PB2206             10100            8200              715.04            300
         -----------------------------------------------------------------------------------------------------------
         PB2210             10500            8200              715.13            300
         -----------------------------------------------------------------------------------------------------------
         PB2218             11300            8200              733.48            300
         -----------------------------------------------------------------------------------------------------------
         PB22212            10700            10200             796.07            300
         -----------------------------------------------------------------------------------------------------------
         PB22222            11700            10207             812.2             300
         -----------------------------------------------------------------------------------------------------------
         PB22226            12100            10200             814.43            300
         -----------------------------------------------------------------------------------------------------------
         PB2404             9900             8400              741.25            300
         -----------------------------------------------------------------------------------------------------------
         PB2410             10500            8400              731.25            300
         -----------------------------------------------------------------------------------------------------------
         PB2412             10713            8400              735.08            300
         -----------------------------------------------------------------------------------------------------------
         PB2413             10800            8400              740.63            300
         -----------------------------------------------------------------------------------------------------------
         PB2608             10300            8600              739.25            300
         -----------------------------------------------------------------------------------------------------------
         PB2616             11100            8600              771.74            300
         -----------------------------------------------------------------------------------------------------------
         PB2618             11300            8600              777.1             300
         -----------------------------------------------------------------------------------------------------------
         PB2808             10300            8800              747.1             300
         -----------------------------------------------------------------------------------------------------------
         PB2810             10500            8800              762.05            300
         -----------------------------------------------------------------------------------------------------------
         PMO01              9750             9200              743.2             400
         -----------------------------------------------------------------------------------------------------------
         PMO02              11587            10727             799               400
         -----------------------------------------------------------------------------------------------------------
         PMO03              11979.56         11431.49          777.4             400
         -----------------------------------------------------------------------------------------------------------
         PMO05              10300.66         9101.446          774.171           400
         -----------------------------------------------------------------------------------------------------------
         PMO06              10302.36         8900.217          781.585           400
         -----------------------------------------------------------------------------------------------------------
         PMO07              10301.2          8701.351          772.436           400
         -----------------------------------------------------------------------------------------------------------
         PMO08              10302.14         8501.148          746.392           400
         -----------------------------------------------------------------------------------------------------------

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                         Paracatu Mine Technical Report

                                      22-5

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--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PMO09              10301.07         8301.103          725.088           400
         -----------------------------------------------------------------------------------------------------------
         PMO10              10300.64         9300.897          768.082           400
         -----------------------------------------------------------------------------------------------------------
         PMO11              10300            8100.001          698.834           400
         -----------------------------------------------------------------------------------------------------------
         PMO12              10300.61         9500.219          765.765           400
         -----------------------------------------------------------------------------------------------------------
         PMO13              10900            8100.001          730.526           400
         -----------------------------------------------------------------------------------------------------------
         PMO14              10300.45         9700.373          750.152           400
         -----------------------------------------------------------------------------------------------------------
         PMO15              10300            9900              761.09            400
         -----------------------------------------------------------------------------------------------------------
         PMO16              10900            8300.001          735.121           400
         -----------------------------------------------------------------------------------------------------------
         PMO17              10900            9900              828.889           400
         -----------------------------------------------------------------------------------------------------------
         PMO18              10900.1          9696.956          835.757           400
         -----------------------------------------------------------------------------------------------------------
         PMO19              10900            8500.001          745.063           400
         -----------------------------------------------------------------------------------------------------------
         PMO20              10898.73         9500.355          826.212           400
         -----------------------------------------------------------------------------------------------------------
         PMO21              10899.25         9301.151          815.426           400
         -----------------------------------------------------------------------------------------------------------
         PMO22              10899.86         8901.455          813.579           400
         -----------------------------------------------------------------------------------------------------------
         PMO23              10700            8100              710.869           400
         -----------------------------------------------------------------------------------------------------------
         PMO24              10700            8500              758.624           400
         -----------------------------------------------------------------------------------------------------------
         PMO25              10701.94         8901.047          804.248           400
         -----------------------------------------------------------------------------------------------------------
         PMO26              9500             8500              744.38            400
         -----------------------------------------------------------------------------------------------------------
         PMO27              9902.962         8502.445          751.361           400
         -----------------------------------------------------------------------------------------------------------
         PMO28              9902.516         8901.178          753.671           400
         -----------------------------------------------------------------------------------------------------------
         PMO29              10700.14         9500.961          817.78            400
         -----------------------------------------------------------------------------------------------------------
         PMO30              10699.05         9900.966          811.575           400
         -----------------------------------------------------------------------------------------------------------
         PMO31              11098.5          9102.863          813.199           400
         -----------------------------------------------------------------------------------------------------------
         PMO32              10900            10300             811.26            400
         -----------------------------------------------------------------------------------------------------------
         PMO33              11099.45         8703.033          796.869           400
         -----------------------------------------------------------------------------------------------------------
         PMO34              11100            10100             808.3             400
         -----------------------------------------------------------------------------------------------------------
         PMO35              11300            9700              829.73            400
         -----------------------------------------------------------------------------------------------------------
         PMO36              11900            8900.001          816.47            400
         -----------------------------------------------------------------------------------------------------------
         PMO37              12281.73         11234.79          780.91            400
         -----------------------------------------------------------------------------------------------------------
         PMO38              11700            9300              802.32            400
         -----------------------------------------------------------------------------------------------------------
         PMO39              11675            11828             771.68            400
         -----------------------------------------------------------------------------------------------------------
         PMO40              11700            9700              824.1             400
         -----------------------------------------------------------------------------------------------------------
         PMO41              11679.58         11428.21          769.4             400
         -----------------------------------------------------------------------------------------------------------
         PMO42              11900            10100             822.37            400
         -----------------------------------------------------------------------------------------------------------
         PMO43              11697.48         11129.99          777.13            400
         -----------------------------------------------------------------------------------------------------------
         PMO44              11300            10500             761.79            400
         -----------------------------------------------------------------------------------------------------------
         PMO45              11900            10500             797.1             400
         -----------------------------------------------------------------------------------------------------------
         PMP01              9800             9200              751.98            300
         -----------------------------------------------------------------------------------------------------------
         PMP02              9800             8800              754.58            300
         -----------------------------------------------------------------------------------------------------------
         PMP03              9900             9000              755.85            300
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-6

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--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PMP04              10000            9100              754.89            300
         -----------------------------------------------------------------------------------------------------------
         PMP05              10000            8700              746.4             300
         -----------------------------------------------------------------------------------------------------------
         PMP06              10000            8600              745.57            300
         -----------------------------------------------------------------------------------------------------------
         PMP07              10000            8500              746.4             300
         -----------------------------------------------------------------------------------------------------------
         PMP08              10100            9000              754.06            300
         -----------------------------------------------------------------------------------------------------------
         PMP09              10100            8800              746.78            300
         -----------------------------------------------------------------------------------------------------------
         PMP10              10200            8900              755.8             300
         -----------------------------------------------------------------------------------------------------------
         PMP1003            9800             9000              739.75            300
         -----------------------------------------------------------------------------------------------------------
         PMP1003A           9805             8991              731.547           300
         -----------------------------------------------------------------------------------------------------------
         PMP1005            9999             9002              739.989           300
         -----------------------------------------------------------------------------------------------------------
         PMP1006            10100            9000              747.19            300
         -----------------------------------------------------------------------------------------------------------
         PMP1009            10409.84         9001.96           747.64            400
         -----------------------------------------------------------------------------------------------------------
         PMP1012            10700            9001              780.77            300
         -----------------------------------------------------------------------------------------------------------
         PMP1014            10900            9000              794.7             300
         -----------------------------------------------------------------------------------------------------------
         PMP1015            11000            9000              803.11            300
         -----------------------------------------------------------------------------------------------------------
         PMP1017            11200            9000              802.8             300
         -----------------------------------------------------------------------------------------------------------
         PMP109             10394            8108              707.217           300
         -----------------------------------------------------------------------------------------------------------
         PMP11              10300            8800              755.36            300
         -----------------------------------------------------------------------------------------------------------
         PMP1101            9610             9108.7            727.8             400
         -----------------------------------------------------------------------------------------------------------
         PMP1105            10001            9099              740.16            300
         -----------------------------------------------------------------------------------------------------------
         PMP1109            10400            9100              763.3             300
         -----------------------------------------------------------------------------------------------------------
         PMP1111            10600            9100              771.71            300
         -----------------------------------------------------------------------------------------------------------
         PMP1113            10800            9100              787.06            300
         -----------------------------------------------------------------------------------------------------------
         PMP1115            11000            9100              803.78            300
         -----------------------------------------------------------------------------------------------------------
         PMP1119            11400            9100              783.43            300
         -----------------------------------------------------------------------------------------------------------
         PMP12              10400            10000             777.01            300
         -----------------------------------------------------------------------------------------------------------
         PMP1201            9597             9207.3            730.04            400
         -----------------------------------------------------------------------------------------------------------
         PMP1203            9800             9200              739.31            300
         -----------------------------------------------------------------------------------------------------------
         PMP1204            9900             9200              746.93            300
         -----------------------------------------------------------------------------------------------------------
         PMP1205            10000            9200              747.65            300
         -----------------------------------------------------------------------------------------------------------
         PMP1205A           10006            9205              736.47            400
         -----------------------------------------------------------------------------------------------------------
         PMP1206            10100            9200              757.42            300
         -----------------------------------------------------------------------------------------------------------
         PMP1207            10200            9200              757.92            300
         -----------------------------------------------------------------------------------------------------------
         PMP1207A           10195            9208              749.3             300
         -----------------------------------------------------------------------------------------------------------
         PMP1208            10303.3          9195.9            745.82            400
         -----------------------------------------------------------------------------------------------------------
         PMP1209            10394            9181              756.24            300
         -----------------------------------------------------------------------------------------------------------
         PMP1210            10500            9200              763.76            300
         -----------------------------------------------------------------------------------------------------------
         PMP1212            10690            9203              778.87            300
         -----------------------------------------------------------------------------------------------------------
         PMP1214            10900            9200              803.36            300
         -----------------------------------------------------------------------------------------------------------
         PMP1216            11100            9200              803.25            300
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-7

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--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PMP1219            11400            9200              804.46            300
         -----------------------------------------------------------------------------------------------------------
         PMP13              10400            9900              772.53            300
         -----------------------------------------------------------------------------------------------------------
         PMP1301            9600             9300              735.23            300
         -----------------------------------------------------------------------------------------------------------
         PMP1302            9700             9300              739.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP1303            9788.8           9289.4            731.789           400
         -----------------------------------------------------------------------------------------------------------
         PMP1307            10200            9300              756.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP1309            10405            9301              755.74            300
         -----------------------------------------------------------------------------------------------------------
         PMP1311            10600            9300              782.3             300
         -----------------------------------------------------------------------------------------------------------
         PMP1313            10830            9300              795.55            300
         -----------------------------------------------------------------------------------------------------------
         PMP1313A           10794.95         9296.834          780.229           400
         -----------------------------------------------------------------------------------------------------------
         PMP1315            11000            9300              803.71            300
         -----------------------------------------------------------------------------------------------------------
         PMP1317            11200            9300              803.7             300
         -----------------------------------------------------------------------------------------------------------
         PMP1319            11400            9300              799.02            300
         -----------------------------------------------------------------------------------------------------------
         PMP14              10400            9500              787.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP1403            9800             9400              741.26            300
         -----------------------------------------------------------------------------------------------------------
         PMP1404            9900             9400              750.88            300
         -----------------------------------------------------------------------------------------------------------
         PMP1405            10000            9400              755.34            300
         -----------------------------------------------------------------------------------------------------------
         PMP1406            10083            9371              756.12            300
         -----------------------------------------------------------------------------------------------------------
         PMP1407            10187            9371              763.55            300
         -----------------------------------------------------------------------------------------------------------
         PMP1408            10300            9400              757.4             300
         -----------------------------------------------------------------------------------------------------------
         PMP1409            10392            9393              756.1             300
         -----------------------------------------------------------------------------------------------------------
         PMP1410            10494            9387              765.25            300
         -----------------------------------------------------------------------------------------------------------
         PMP1411            10600            9400              787.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP1414            10900            9400              803.12            300
         -----------------------------------------------------------------------------------------------------------
         PMP1415            11000            9400              803.02            300
         -----------------------------------------------------------------------------------------------------------
         PMP1416            11100            9400              804.43            300
         -----------------------------------------------------------------------------------------------------------
         PMP1419            11400            9400              804.7             300
         -----------------------------------------------------------------------------------------------------------
         PMP15              10400            9300              777.21            300
         -----------------------------------------------------------------------------------------------------------
         PMP1505            10000            9500              740.82            300
         -----------------------------------------------------------------------------------------------------------
         PMP1509            10400.4          9498.1            756.515           400
         -----------------------------------------------------------------------------------------------------------
         PMP1510            10497            9504              772.1             300
         -----------------------------------------------------------------------------------------------------------
         PMP1513            10802.2          9494.6            779.42            400
         -----------------------------------------------------------------------------------------------------------
         PMP1517            11199            9504              811.21            300
         -----------------------------------------------------------------------------------------------------------
         PMP1519            11400            9500              819.76            300
         -----------------------------------------------------------------------------------------------------------
         PMP16              10600            8500              756.52            300
         -----------------------------------------------------------------------------------------------------------
         PMP1605            10000            9600              738.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP1607            10200            9600              748.39            300
         -----------------------------------------------------------------------------------------------------------
         PMP1608            10300.7          9595.8            747.538           400
         -----------------------------------------------------------------------------------------------------------
         PMP1609            10395            9620              757.1             300
         -----------------------------------------------------------------------------------------------------------
         PMP1611            10589            9611              781.191           300
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-8

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PMP1615            11000            9600              804.63            300
         -----------------------------------------------------------------------------------------------------------
         PMP1616            11100            9600              805.04            300
         -----------------------------------------------------------------------------------------------------------
         PMP17              10500            9400              793               300
         -----------------------------------------------------------------------------------------------------------
         PMP1705            10000            9700              753.33            300
         -----------------------------------------------------------------------------------------------------------
         PMP1706            10100            9700              755.93            300
         -----------------------------------------------------------------------------------------------------------
         PMP1709            10400            9700              756.6             300
         -----------------------------------------------------------------------------------------------------------
         PMP1712            10700            9701              788.2             300
         -----------------------------------------------------------------------------------------------------------
         PMP1713            10800            9700              808.19            300
         -----------------------------------------------------------------------------------------------------------
         PMP1715            11000            9700              812.89            300
         -----------------------------------------------------------------------------------------------------------
         PMP18              10600            9700              804.05            300
         -----------------------------------------------------------------------------------------------------------
         PMP1805            10000            9800              754.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP1806            10100            9800              766.96            300
         -----------------------------------------------------------------------------------------------------------
         PMP1809            10400            9800              758.17            300
         -----------------------------------------------------------------------------------------------------------
         PMP1811            10587            9800              780.201           300
         -----------------------------------------------------------------------------------------------------------
         PMP1812            10700            9800              808.18            300
         -----------------------------------------------------------------------------------------------------------
         PMP1813            10811.4          9791.7            803.45            400
         -----------------------------------------------------------------------------------------------------------
         PMP1814            10900            9800              804.46            300
         -----------------------------------------------------------------------------------------------------------
         PMP1817            11200            9800              822.1             300
         -----------------------------------------------------------------------------------------------------------
         PMP19              10700            9600              803.45            300
         -----------------------------------------------------------------------------------------------------------
         PMP1905            10000            9900              752.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP1906            10100            9900              763.2             300
         -----------------------------------------------------------------------------------------------------------
         PMP1907            10200            9900              745.03            300
         -----------------------------------------------------------------------------------------------------------
         PMP1913            10800            9900              810.91            300
         -----------------------------------------------------------------------------------------------------------
         PMP20              11200            8600              789.41            300
         -----------------------------------------------------------------------------------------------------------
         PMP2006            10100            10000             767.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP2007            10200            10000             769.48            300
         -----------------------------------------------------------------------------------------------------------
         PMP2008            10302            10015             763.29            300
         -----------------------------------------------------------------------------------------------------------
         PMP2010            10500            10000             771.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP2011            10600            10000             787.88            300
         -----------------------------------------------------------------------------------------------------------
         PMP2012            10700            10000             803.79            300
         -----------------------------------------------------------------------------------------------------------
         PMP2013            10790            10018             779.33            400
         -----------------------------------------------------------------------------------------------------------
         PMP2014            10900            10000             819.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP2014A           10909            10014             796.489           300
         -----------------------------------------------------------------------------------------------------------
         PMP2015            11000            10000             803.94            300
         -----------------------------------------------------------------------------------------------------------
         PMP2017            11200            9997              800.477           300
         -----------------------------------------------------------------------------------------------------------
         PMP2019            11400            10000             823.71            300
         -----------------------------------------------------------------------------------------------------------
         PMP2025            12000            10000             818.66            300
         -----------------------------------------------------------------------------------------------------------
         PMP2026            12100            10000             816.55            300
         -----------------------------------------------------------------------------------------------------------
         PMP204             9900             8200              717.14            300
         -----------------------------------------------------------------------------------------------------------
         PMP205             10000            8200              715.58            300
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-9

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PMP208             10291            8218              712.02            300
         -----------------------------------------------------------------------------------------------------------
         PMP21              11200            8500              781.99            300
         -----------------------------------------------------------------------------------------------------------
         PMP2109            10400            10100             773.061           300
         -----------------------------------------------------------------------------------------------------------
         PMP2113            10800            10100             820.38            300
         -----------------------------------------------------------------------------------------------------------
         PMP2113A           10801            10094             803.9             300
         -----------------------------------------------------------------------------------------------------------
         PMP2115            11009            10107.8           780.99            400
         -----------------------------------------------------------------------------------------------------------
         PMP2121            11600            10100             820.96            300
         -----------------------------------------------------------------------------------------------------------
         PMP2125            12000            10100             816.36            300
         -----------------------------------------------------------------------------------------------------------
         PMP215             11000            8200              754.73            300
         -----------------------------------------------------------------------------------------------------------
         PMP216             11100            8200              752.61            300
         -----------------------------------------------------------------------------------------------------------
         PMP22              11200            8400              773.4             300
         -----------------------------------------------------------------------------------------------------------
         PMP2210            10500            10200             786.18            300
         -----------------------------------------------------------------------------------------------------------
         PMP2213            10806            10202             803.88            300
         -----------------------------------------------------------------------------------------------------------
         PMP2214            10900            10200             813.41            300
         -----------------------------------------------------------------------------------------------------------
         PMP2214A           10909.1          10199.8           777.686           400
         -----------------------------------------------------------------------------------------------------------
         PMP2215            11000            10200             794.69            300
         -----------------------------------------------------------------------------------------------------------
         PMP2220            11500            10200             807.4             300
         -----------------------------------------------------------------------------------------------------------
         PMP2221            11600            10200             812.32            300
         -----------------------------------------------------------------------------------------------------------
         PMP2224            11900            10200             812.77            300
         -----------------------------------------------------------------------------------------------------------
         PMP2225            12000            10200             813.6             300
         -----------------------------------------------------------------------------------------------------------
         PMP2226            12100            10200             814.03            300
         -----------------------------------------------------------------------------------------------------------
         PMP23              10300            8600              741.62            300
         -----------------------------------------------------------------------------------------------------------
         PMP2312            10714            10296             788.4             300
         -----------------------------------------------------------------------------------------------------------
         PMP2313            10800            10300             796.24            300
         -----------------------------------------------------------------------------------------------------------
         PMP2315            11000            10300             794.3             300
         -----------------------------------------------------------------------------------------------------------
         PMP2321            11600            10300             802.94            300
         -----------------------------------------------------------------------------------------------------------
         PMP2325            12000            10300             812.19            300
         -----------------------------------------------------------------------------------------------------------
         PMP24              10500            8600              753.63            300
         -----------------------------------------------------------------------------------------------------------
         PMP2413            10800            10400             795.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP2414            10898            10401             787.971           300
         -----------------------------------------------------------------------------------------------------------
         PMP2415            10990.07         10397.46          777.34            400
         -----------------------------------------------------------------------------------------------------------
         PMP2424            11900            10400             804.15            300
         -----------------------------------------------------------------------------------------------------------
         PMP2425            12000            10400             806.47            300
         -----------------------------------------------------------------------------------------------------------
         PMP2426            12100            10400             805.68            300
         -----------------------------------------------------------------------------------------------------------
         PMP25              10400            8700              754.11            300
         -----------------------------------------------------------------------------------------------------------
         PMP2513            10795.2          10499.35          771.713           400
         -----------------------------------------------------------------------------------------------------------
         PMP2524            11900            10500             800.47            300
         -----------------------------------------------------------------------------------------------------------
         PMP2525            12000            10500             799.96            300
         -----------------------------------------------------------------------------------------------------------
         PMP2527            12200            10500             795.56            300
         -----------------------------------------------------------------------------------------------------------
         PMP26              11200            8700              792.56            300
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-10

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PMP2618            11300            10600             774.61            300
         -----------------------------------------------------------------------------------------------------------
         PMP2625            12000            10600             790.42            300
         -----------------------------------------------------------------------------------------------------------
         PMP2626            12100            10600             788.73            300
         -----------------------------------------------------------------------------------------------------------
         PMP2627            12200            10600             790               300
         -----------------------------------------------------------------------------------------------------------
         PMP27              9900             8800              746.03            300
         -----------------------------------------------------------------------------------------------------------
         PMP2718            11300            10700             769.78            300
         -----------------------------------------------------------------------------------------------------------
         PMP2723            11800            10700             792.43            300
         -----------------------------------------------------------------------------------------------------------
         PMP2725            12000            10700             789.3             300
         -----------------------------------------------------------------------------------------------------------
         PMP2727            12200            10700             783.97            300
         -----------------------------------------------------------------------------------------------------------
         PMP28              10500            8800              762.26            300
         -----------------------------------------------------------------------------------------------------------
         PMP2818            11300            10800             779.23            300
         -----------------------------------------------------------------------------------------------------------
         PMP2823            11800            10800             785.64            300
         -----------------------------------------------------------------------------------------------------------
         PMP2824            11900            10800             786.61            300
         -----------------------------------------------------------------------------------------------------------
         PMP2825            12000            10800             785.7             300
         -----------------------------------------------------------------------------------------------------------
         PMP2826            12100            10800             780.75            300
         -----------------------------------------------------------------------------------------------------------
         PMP2827            12200            10800             774.72            300
         -----------------------------------------------------------------------------------------------------------
         PMP29              10600            8900              771.47            300
         -----------------------------------------------------------------------------------------------------------
         PMP2918            11300            10900             779.55            300
         -----------------------------------------------------------------------------------------------------------
         PMP2919            11400            10900             776.12            300
         -----------------------------------------------------------------------------------------------------------
         PMP2919A           11400            10888             771.1             300
         -----------------------------------------------------------------------------------------------------------
         PMP2920            11500            10888             771.3             300
         -----------------------------------------------------------------------------------------------------------
         PMP2923            11800            10900             781.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP2-2             9400             8200              714.01            300
         -----------------------------------------------------------------------------------------------------------
         PMP30              9800             9000              742.81            300
         -----------------------------------------------------------------------------------------------------------
         PMP301             9600             8300              718.94            300
         -----------------------------------------------------------------------------------------------------------
         PMP3019            11400            11000             759.37            300
         -----------------------------------------------------------------------------------------------------------
         PMP302             9693             8300              716.824           300
         -----------------------------------------------------------------------------------------------------------
         PMP3020            11500            11000             764.35            300
         -----------------------------------------------------------------------------------------------------------
         PMP3023            11800            11000             773.61            300
         -----------------------------------------------------------------------------------------------------------
         PMP3024            11900            11000             775.47            300
         -----------------------------------------------------------------------------------------------------------
         PMP305             9991             8296              709.345           300
         -----------------------------------------------------------------------------------------------------------
         PMP307             10242            8281              711.254           300
         -----------------------------------------------------------------------------------------------------------
         PMP309             10399            8303              716.1             300
         -----------------------------------------------------------------------------------------------------------
         PMP31              10200            9300              757.09            300
         -----------------------------------------------------------------------------------------------------------
         PMP3121            11600            11100             757.79            300
         -----------------------------------------------------------------------------------------------------------
         PMP3123            11800            11100             767.78            300
         -----------------------------------------------------------------------------------------------------------
         PMP313             10800            8300              743.9             300
         -----------------------------------------------------------------------------------------------------------
         PMP315             11000            8300              758.9             300
         -----------------------------------------------------------------------------------------------------------
         PMP32              10100            9400              755.53            300
         -----------------------------------------------------------------------------------------------------------
         PMP3220            11500            11200             758.61            300
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-11

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PMP3221            11600            11200             760.27            300
         -----------------------------------------------------------------------------------------------------------
         PMP3222            11700            11200             765.53            300
         -----------------------------------------------------------------------------------------------------------
         PMP3223            11800            11200             769.56            300
         -----------------------------------------------------------------------------------------------------------
         PMP3224            11900            11200             768.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP3319            11423            11275             765.46            300
         -----------------------------------------------------------------------------------------------------------
         PMP3321            11600            11300             767.9             300
         -----------------------------------------------------------------------------------------------------------
         PMP3420            11500            11400             770.68            300
         -----------------------------------------------------------------------------------------------------------
         PMP3421            11600            11400             774.09            300
         -----------------------------------------------------------------------------------------------------------
         PMP3422            11700            11400             776.36            300
         -----------------------------------------------------------------------------------------------------------
         PMP3423            11800            11400             778.07            300
         -----------------------------------------------------------------------------------------------------------
         PMP3424            11900            11400             778.26            300
         -----------------------------------------------------------------------------------------------------------
         PMP3624            11900            11600             784.93            300
         -----------------------------------------------------------------------------------------------------------
         PMP3-2             9400             8300              724.67            300
         -----------------------------------------------------------------------------------------------------------
         PMP3-3             9300             8300              727.81            300
         -----------------------------------------------------------------------------------------------------------
         PMP401             9600             8400              737.39            300
         -----------------------------------------------------------------------------------------------------------
         PMP403             9800             8400              723.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP406             10100            8400              738.89            300
         -----------------------------------------------------------------------------------------------------------
         PMP406A            10104            8383              707.577           300
         -----------------------------------------------------------------------------------------------------------
         PMP410             10500            8400              731.87            300
         -----------------------------------------------------------------------------------------------------------
         PMP411             10600            8400              731.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP413             10800            8400              747.63            300
         -----------------------------------------------------------------------------------------------------------
         PMP415             11000            8400              763.23            300
         -----------------------------------------------------------------------------------------------------------
         PMP416             11100            8400              763.92            300
         -----------------------------------------------------------------------------------------------------------
         PMP417             11200            8400              772.32            300
         -----------------------------------------------------------------------------------------------------------
         PMP4-1             9500             8400              740.63            300
         -----------------------------------------------------------------------------------------------------------
         PMP4-2             9400             8400              734.45            300
         -----------------------------------------------------------------------------------------------------------
         PMP501             9600             8500              744.96            300
         -----------------------------------------------------------------------------------------------------------
         PMP502             9700             8500              739.2             300
         -----------------------------------------------------------------------------------------------------------
         PMP502A            9702             8498              716.008           300
         -----------------------------------------------------------------------------------------------------------
         PMP503             9800             8500              739.3             300
         -----------------------------------------------------------------------------------------------------------
         PMP504             9905             8500              714.757           300
         -----------------------------------------------------------------------------------------------------------
         PMP505             10000            8500              738.54            300
         -----------------------------------------------------------------------------------------------------------
         PMP509             10413            8480              732.05            300
         -----------------------------------------------------------------------------------------------------------
         PMP513             10800            8500              764.84            300
         -----------------------------------------------------------------------------------------------------------
         PMP5-2             9400             8500              750.91            300
         -----------------------------------------------------------------------------------------------------------
         PMP5-3             9300             8500              749.98            300
         -----------------------------------------------------------------------------------------------------------
         PMP601             9600             8600              748.2             300
         -----------------------------------------------------------------------------------------------------------
         PMP603             9800             8600              755.98            300
         -----------------------------------------------------------------------------------------------------------
         PMP603A            9795             8603              715.434           300
         -----------------------------------------------------------------------------------------------------------
         PMP604             9890             8590              747.58            300
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-12

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PMP604A            9910             8610              739.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP605             10001            8591              724.36            300
         -----------------------------------------------------------------------------------------------------------
         PMP606             10098            8594              714.3             300
         -----------------------------------------------------------------------------------------------------------
         PMP608             10305            8607              730.698           300
         -----------------------------------------------------------------------------------------------------------
         PMP610             10522            8605              749.4             300
         -----------------------------------------------------------------------------------------------------------
         PMP612             10700            8600              773.35            300
         -----------------------------------------------------------------------------------------------------------
         PMP613             10800            8600              771.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP6-2             9400             8600              750.91            300
         -----------------------------------------------------------------------------------------------------------
         PMP701             9600             8700              740.93            300
         -----------------------------------------------------------------------------------------------------------
         PMP702             9700             8700              746.8             300
         -----------------------------------------------------------------------------------------------------------
         PMP705             10000            8700              739.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP709             10375            8710              747.82            300
         -----------------------------------------------------------------------------------------------------------
         PMP713             10800            8700              789.59            300
         -----------------------------------------------------------------------------------------------------------
         PMP718             11300            8700              781.03            300
         -----------------------------------------------------------------------------------------------------------
         PMP7-1             9500             8700              741.97            300
         -----------------------------------------------------------------------------------------------------------
         PMP7-2             9400             8700              742.18            300
         -----------------------------------------------------------------------------------------------------------
         PMP803             9800             8800              738.94            300
         -----------------------------------------------------------------------------------------------------------
         PMP803A            9804             8789              723.795           300
         -----------------------------------------------------------------------------------------------------------
         PMP804             9900             8800              738.56            300
         -----------------------------------------------------------------------------------------------------------
         PMP805             10000            8788              723.542           300
         -----------------------------------------------------------------------------------------------------------
         PMP807             10200            8787              731.963           300
         -----------------------------------------------------------------------------------------------------------
         PMP811             10615            8810              762.754           300
         -----------------------------------------------------------------------------------------------------------
         PMP812             10700            8800              778.97            300
         -----------------------------------------------------------------------------------------------------------
         PMP815             11000            8800              795.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP902             9687.2           8873.7            729.33            400
         -----------------------------------------------------------------------------------------------------------
         PMP903             9800             8900              738.64            300
         -----------------------------------------------------------------------------------------------------------
         PMP905             10000            8900              739.5             300
         -----------------------------------------------------------------------------------------------------------
         PMP909             10400            8905              759.7             300
         -----------------------------------------------------------------------------------------------------------
         PMP911             10598            8918              771.13            300
         -----------------------------------------------------------------------------------------------------------
         PMP913             10800            8900              786.88            300
         -----------------------------------------------------------------------------------------------------------
         PMP915             11000            8900              803.11            300
         -----------------------------------------------------------------------------------------------------------
         PMP918             11300            8900              786.82            300
         -----------------------------------------------------------------------------------------------------------
         POC1001            9600             9000              725.57            200
         -----------------------------------------------------------------------------------------------------------
         POC1002            9700             9000              731.51            200
         -----------------------------------------------------------------------------------------------------------
         POC1004            9900             9000              755.96            200
         -----------------------------------------------------------------------------------------------------------
         POC1005            10000            9000              763.5             200
         -----------------------------------------------------------------------------------------------------------
         POC1006            10100            9000              771.49            200
         -----------------------------------------------------------------------------------------------------------
         POC1007            10200            9000              783.76            200
         -----------------------------------------------------------------------------------------------------------
         POC1008            10300            9000              786.03            200
         -----------------------------------------------------------------------------------------------------------
         POC1009            10400            9000              789.22            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-13

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC1010            10500            9000              794.81            200
         -----------------------------------------------------------------------------------------------------------
         POC1011            10600            9000              800               200
         -----------------------------------------------------------------------------------------------------------
         POC1012            10700            9000              808.45            200
         -----------------------------------------------------------------------------------------------------------
         POC1013            10800            9000              815.51            200
         -----------------------------------------------------------------------------------------------------------
         POC1014            10900            9000              816.41            200
         -----------------------------------------------------------------------------------------------------------
         POC1015            11000            9000              815.39            200
         -----------------------------------------------------------------------------------------------------------
         POC1016            11100            9000              811.84            200
         -----------------------------------------------------------------------------------------------------------
         POC1017            11200            9000              803.68            200
         -----------------------------------------------------------------------------------------------------------
         POC1023            11800            9000              814.23            200
         -----------------------------------------------------------------------------------------------------------
         POC104             9900             8100              703.61            200
         -----------------------------------------------------------------------------------------------------------
         POC105             10000            8100              703.71            200
         -----------------------------------------------------------------------------------------------------------
         POC108             10300            8100              695.63            200
         -----------------------------------------------------------------------------------------------------------
         POC109             10400            8100              703.26            200
         -----------------------------------------------------------------------------------------------------------
         POC110             10500            8100              707.62            200
         -----------------------------------------------------------------------------------------------------------
         POC1101            9600             9100              726.44            200
         -----------------------------------------------------------------------------------------------------------
         POC1102            9700             9100              744.49            200
         -----------------------------------------------------------------------------------------------------------
         POC1103            9800             9100              744.13            200
         -----------------------------------------------------------------------------------------------------------
         POC1104            9900             9100              758.28            200
         -----------------------------------------------------------------------------------------------------------
         POC1105            10000            9100              760.74            200
         -----------------------------------------------------------------------------------------------------------
         POC1106            10100            9100              762.79            200
         -----------------------------------------------------------------------------------------------------------
         POC1107            10200            9100              772.8             200
         -----------------------------------------------------------------------------------------------------------
         POC1108            10300            9100              774.67            200
         -----------------------------------------------------------------------------------------------------------
         POC1109            10400            9100              781.3             200
         -----------------------------------------------------------------------------------------------------------
         POC111             10600            8100              710.01            200
         -----------------------------------------------------------------------------------------------------------
         POC1110            10500            9100              777.66            200
         -----------------------------------------------------------------------------------------------------------
         POC1111            10600            9100              792.43            200
         -----------------------------------------------------------------------------------------------------------
         POC1112            10700            9100              808.2             200
         -----------------------------------------------------------------------------------------------------------
         POC1113            10800            9100              814.72            200
         -----------------------------------------------------------------------------------------------------------
         POC1114            10900            9100              817.77            200
         -----------------------------------------------------------------------------------------------------------
         POC1115            11000            9100              815.58            200
         -----------------------------------------------------------------------------------------------------------
         POC1116            11100            9100              813.7             200
         -----------------------------------------------------------------------------------------------------------
         POC1117            11200            9100              804.4             200
         -----------------------------------------------------------------------------------------------------------
         POC1118            11300            9100              790.88            200
         -----------------------------------------------------------------------------------------------------------
         POC112             10700            8100              708.68            200
         -----------------------------------------------------------------------------------------------------------
         POC1123            11800            9100              805.74            200
         -----------------------------------------------------------------------------------------------------------
         POC113             10800            8100              709.48            200
         -----------------------------------------------------------------------------------------------------------
         POC1201            9600             9200              729.1             200
         -----------------------------------------------------------------------------------------------------------
         POC1202            9700             9200              743.54            200
         -----------------------------------------------------------------------------------------------------------
         POC1203            9800             9200              751.12            200
         -----------------------------------------------------------------------------------------------------------
         POC1204            9900             9200              745.83            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-14

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC1205            10000            9200              747.49            200
         -----------------------------------------------------------------------------------------------------------
         POC1206            10100            9200              756.82            200
         -----------------------------------------------------------------------------------------------------------
         POC1207            10200            9200              761.44            200
         -----------------------------------------------------------------------------------------------------------
         POC1208            10300            9200              762.56            200
         -----------------------------------------------------------------------------------------------------------
         POC1209            10400            9200              759.2             200
         -----------------------------------------------------------------------------------------------------------
         POC1210            10500            9200              772.13            200
         -----------------------------------------------------------------------------------------------------------
         POC1211            10600            9200              789.63            200
         -----------------------------------------------------------------------------------------------------------
         POC1212            10700            9200              805.87            200
         -----------------------------------------------------------------------------------------------------------
         POC1213            10800            9200              813.33            200
         -----------------------------------------------------------------------------------------------------------
         POC1214            10900            9200              818.02            200
         -----------------------------------------------------------------------------------------------------------
         POC1214A           10850            9200              815.87            200
         -----------------------------------------------------------------------------------------------------------
         POC1214B           10850            9150              817.46            200
         -----------------------------------------------------------------------------------------------------------
         POC1215            11000            9200              817.16            200
         -----------------------------------------------------------------------------------------------------------
         POC1215A           10950            9200              818.33            200
         -----------------------------------------------------------------------------------------------------------
         POC1215B           10950            9150              818.81            200
         -----------------------------------------------------------------------------------------------------------
         POC1215C           11000            9150              817.06            200
         -----------------------------------------------------------------------------------------------------------
         POC1216            11100            9200              813.71            200
         -----------------------------------------------------------------------------------------------------------
         POC1217            11200            9200              809.04            200
         -----------------------------------------------------------------------------------------------------------
         POC1218            11300            9200              806.26            200
         -----------------------------------------------------------------------------------------------------------
         POC1221            11600            9200              801.86            200
         -----------------------------------------------------------------------------------------------------------
         POC1301            9600             9300              734.51            200
         -----------------------------------------------------------------------------------------------------------
         POC1302            9700             9300              746.19            200
         -----------------------------------------------------------------------------------------------------------
         POC1305            10000            9300              744.7             200
         -----------------------------------------------------------------------------------------------------------
         POC1306            10100            9300              754.82            200
         -----------------------------------------------------------------------------------------------------------
         POC1307            10200            9300              760.46            200
         -----------------------------------------------------------------------------------------------------------
         POC1308            10300            9300              768.58            200
         -----------------------------------------------------------------------------------------------------------
         POC1309            10400            9300              776.45            200
         -----------------------------------------------------------------------------------------------------------
         POC1310            10500            9300              778.19            200
         -----------------------------------------------------------------------------------------------------------
         POC1311            10600            9300              783.67            200
         -----------------------------------------------------------------------------------------------------------
         POC1312            10700            9300              802.72            200
         -----------------------------------------------------------------------------------------------------------
         POC1313            10800            9300              813.3             200
         -----------------------------------------------------------------------------------------------------------
         POC1313C           10800            9250              812.04            200
         -----------------------------------------------------------------------------------------------------------
         POC1314            10900            9300              815.93            200
         -----------------------------------------------------------------------------------------------------------
         POC1314A           10850            9300              814.59            200
         -----------------------------------------------------------------------------------------------------------
         POC1314B           10850            9250              813.43            200
         -----------------------------------------------------------------------------------------------------------
         POC1314C           10900            9250              817.14            200
         -----------------------------------------------------------------------------------------------------------
         POC1315            11000            9300              815.83            200
         -----------------------------------------------------------------------------------------------------------
         POC1315A           10950            9300              817.55            200
         -----------------------------------------------------------------------------------------------------------
         POC1315B           10950            9250              817.55            200
         -----------------------------------------------------------------------------------------------------------
         POC1315C           11000            9250              817.18            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-15

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC1316            11100            9300              815.34            200
         -----------------------------------------------------------------------------------------------------------
         POC1317            11200            9300              808.51            200
         -----------------------------------------------------------------------------------------------------------
         POC1318            11300            9300              807.99            200
         -----------------------------------------------------------------------------------------------------------
         POC1319            11400            9300              802.95            200
         -----------------------------------------------------------------------------------------------------------
         POC1321            11600            9300              804.57            200
         -----------------------------------------------------------------------------------------------------------
         POC1404            9900             9400              750.4             200
         -----------------------------------------------------------------------------------------------------------
         POC1405            10000            9400              755.28            200
         -----------------------------------------------------------------------------------------------------------
         POC1406            10100            9400              760.54            200
         -----------------------------------------------------------------------------------------------------------
         POC1407            10200            9400              768.93            200
         -----------------------------------------------------------------------------------------------------------
         POC1408            10300            9400              777.63            200
         -----------------------------------------------------------------------------------------------------------
         POC1409            10400            9400              786.5             200
         -----------------------------------------------------------------------------------------------------------
         POC1410            10500            9400              792.37            200
         -----------------------------------------------------------------------------------------------------------
         POC1411            10600            9400              803.28            200
         -----------------------------------------------------------------------------------------------------------
         POC1412            10700            9400              807.1             200
         -----------------------------------------------------------------------------------------------------------
         POC1413            10800            9400              817.52            200
         -----------------------------------------------------------------------------------------------------------
         POC1413C           10800            9350              816.01            200
         -----------------------------------------------------------------------------------------------------------
         POC1414            10900            9400              820.97            200
         -----------------------------------------------------------------------------------------------------------
         POC1414A           10850            9400              819.23            200
         -----------------------------------------------------------------------------------------------------------
         POC1414B           10850            9350              816.78            200
         -----------------------------------------------------------------------------------------------------------
         POC1414C           10900            9350              818.99            200
         -----------------------------------------------------------------------------------------------------------
         POC1415            11000            9400              820.07            200
         -----------------------------------------------------------------------------------------------------------
         POC1415A           10950            9400              821.3             200
         -----------------------------------------------------------------------------------------------------------
         POC1415B           10950            9350              818.73            200
         -----------------------------------------------------------------------------------------------------------
         POC1415C           11000            9350              817.84            200
         -----------------------------------------------------------------------------------------------------------
         POC1416            11100            9400              820.3             200
         -----------------------------------------------------------------------------------------------------------
         POC1417            11200            9400              813.85            200
         -----------------------------------------------------------------------------------------------------------
         POC1418            11300            9400              811.77            200
         -----------------------------------------------------------------------------------------------------------
         POC1419            11400            9400              807.91            200
         -----------------------------------------------------------------------------------------------------------
         POC1420            11500            9400              809.74            200
         -----------------------------------------------------------------------------------------------------------
         POC1421            11600            9400              811.62            200
         -----------------------------------------------------------------------------------------------------------
         POC1422            11700            9400              811.5             200
         -----------------------------------------------------------------------------------------------------------
         POC1506            10100            9500              749.96            200
         -----------------------------------------------------------------------------------------------------------
         POC1507            10200            9500              757.81            200
         -----------------------------------------------------------------------------------------------------------
         POC1508            10300            9500              766.27            200
         -----------------------------------------------------------------------------------------------------------
         POC1509            10400            9500              786.79            200
         -----------------------------------------------------------------------------------------------------------
         POC1510            10500            9500              796.05            200
         -----------------------------------------------------------------------------------------------------------
         POC1511            10600            9500              808.89            200
         -----------------------------------------------------------------------------------------------------------
         POC1512            10700            9500              818.28            200
         -----------------------------------------------------------------------------------------------------------
         POC1513            10800            9500              823.06            200
         -----------------------------------------------------------------------------------------------------------
         POC1513A           10750            9500              819.2             200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-16

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC1513B           10750            9450              813.11            200
         -----------------------------------------------------------------------------------------------------------
         POC1513C           10800            9450              817.85            200
         -----------------------------------------------------------------------------------------------------------
         POC1514            10900            9500              826.71            200
         -----------------------------------------------------------------------------------------------------------
         POC1514A           10850            9500              825.21            200
         -----------------------------------------------------------------------------------------------------------
         POC1514B           10850            9450              823.2             200
         -----------------------------------------------------------------------------------------------------------
         POC1514C           10900            9450              823.87            200
         -----------------------------------------------------------------------------------------------------------
         POC1515            11000            9500              825.49            200
         -----------------------------------------------------------------------------------------------------------
         POC1515A           10950            9500              826.34            200
         -----------------------------------------------------------------------------------------------------------
         POC1515B           10950            9450              823.74            200
         -----------------------------------------------------------------------------------------------------------
         POC1515C           11000            9450              822.51            200
         -----------------------------------------------------------------------------------------------------------
         POC1516            11100            9500              821.7             200
         -----------------------------------------------------------------------------------------------------------
         POC1517            11200            9500              821.21            200
         -----------------------------------------------------------------------------------------------------------
         POC1518            11300            9500              819.62            200
         -----------------------------------------------------------------------------------------------------------
         POC1519            11400            9500              817.32            200
         -----------------------------------------------------------------------------------------------------------
         POC1519E           11400            9500              815.28            200
         -----------------------------------------------------------------------------------------------------------
         POC1520            11500            9500              817.04            200
         -----------------------------------------------------------------------------------------------------------
         POC1521            11600            9500              815.35            200
         -----------------------------------------------------------------------------------------------------------
         POC1522            11700            9500              814.01            200
         -----------------------------------------------------------------------------------------------------------
         POC1608            10300            9600              761.9             200
         -----------------------------------------------------------------------------------------------------------
         POC1609            10400            9600              771.44            200
         -----------------------------------------------------------------------------------------------------------
         POC1610            10500            9600              787.19            200
         -----------------------------------------------------------------------------------------------------------
         POC1611            10600            9600              808.97            200
         -----------------------------------------------------------------------------------------------------------
         POC1612            10700            9600              827.05            200
         -----------------------------------------------------------------------------------------------------------
         POC1613            10800            9600              830.52            200
         -----------------------------------------------------------------------------------------------------------
         POC1613A           10750            9600              828.73            200
         -----------------------------------------------------------------------------------------------------------
         POC1613B           10750            9650              832.35            200
         -----------------------------------------------------------------------------------------------------------
         POC1613C           10800            9550              826.98            200
         -----------------------------------------------------------------------------------------------------------
         POC1613D           10750            9550              824.42            200
         -----------------------------------------------------------------------------------------------------------
         POC1614            10900            9600              832.08            200
         -----------------------------------------------------------------------------------------------------------
         POC1614A           10850            9600              831.45            200
         -----------------------------------------------------------------------------------------------------------
         POC1614B           10850            9550              828.46            200
         -----------------------------------------------------------------------------------------------------------
         POC1614C           10900            9550              829.5             200
         -----------------------------------------------------------------------------------------------------------
         POC1615            11000            9600              831.53            200
         -----------------------------------------------------------------------------------------------------------
         POC1615A           10950            9600              831.51            200
         -----------------------------------------------------------------------------------------------------------
         POC1615B           10950            9550              828.92            200
         -----------------------------------------------------------------------------------------------------------
         POC1615C           11000            9550              828.8             200
         -----------------------------------------------------------------------------------------------------------
         POC1616            11100            9600              828.77            200
         -----------------------------------------------------------------------------------------------------------
         POC1617            11200            9600              827.27            200
         -----------------------------------------------------------------------------------------------------------
         POC1618            11300            9600              827.04            200
         -----------------------------------------------------------------------------------------------------------
         POC1618E           11300            9600              824.52            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-17

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC1619            11400            9600              825.25            200
         -----------------------------------------------------------------------------------------------------------
         POC1619E           11400            9600              823.47            200
         -----------------------------------------------------------------------------------------------------------
         POC1620            11500            9600              823.25            200
         -----------------------------------------------------------------------------------------------------------
         POC1620E           11500            9600              825.27            200
         -----------------------------------------------------------------------------------------------------------
         POC1621            11600            9600              821.51            200
         -----------------------------------------------------------------------------------------------------------
         POC1622            11700            9600              821.29            200
         -----------------------------------------------------------------------------------------------------------
         POC1623            11800            9600              821.52            200
         -----------------------------------------------------------------------------------------------------------
         POC1708            10300            9700              750.65            200
         -----------------------------------------------------------------------------------------------------------
         POC1709            10400            9700              762.58            200
         -----------------------------------------------------------------------------------------------------------
         POC1710            10500            9700              785.24            200
         -----------------------------------------------------------------------------------------------------------
         POC1711            10600            9700              811.96            200
         -----------------------------------------------------------------------------------------------------------
         POC1712            10700            9700              830.01            200
         -----------------------------------------------------------------------------------------------------------
         POC1713            10800            9700              834.79            200
         -----------------------------------------------------------------------------------------------------------
         POC1713C           10800            9650              833.84            200
         -----------------------------------------------------------------------------------------------------------
         POC1714            10900            9700              836.26            200
         -----------------------------------------------------------------------------------------------------------
         POC1714A           10850            9700              836.46            200
         -----------------------------------------------------------------------------------------------------------
         POC1714B           10850            9650              834.71            200
         -----------------------------------------------------------------------------------------------------------
         POC1714C           10900            9650              835.63            200
         -----------------------------------------------------------------------------------------------------------
         POC1715            11000            9700              834.49            200
         -----------------------------------------------------------------------------------------------------------
         POC1715A           10950            9700              835.71            200
         -----------------------------------------------------------------------------------------------------------
         POC1715B           10950            9650              834.86            200
         -----------------------------------------------------------------------------------------------------------
         POC1715C           11000            9650              833.11            200
         -----------------------------------------------------------------------------------------------------------
         POC1716            11100            9700              831.04            200
         -----------------------------------------------------------------------------------------------------------
         POC1717            11200            9700              829.57            200
         -----------------------------------------------------------------------------------------------------------
         POC1718            11300            9700              830.91            200
         -----------------------------------------------------------------------------------------------------------
         POC1719            11400            9700              830.18            200
         -----------------------------------------------------------------------------------------------------------
         POC1719E           11400            9700              827.68            200
         -----------------------------------------------------------------------------------------------------------
         POC1720            11500            9700              827.27            200
         -----------------------------------------------------------------------------------------------------------
         POC1720E           11500            9700              825.27            200
         -----------------------------------------------------------------------------------------------------------
         POC1721            11600            9700              824.85            200
         -----------------------------------------------------------------------------------------------------------
         POC1722            11700            9700              825.51            200
         -----------------------------------------------------------------------------------------------------------
         POC1723            11800            9700              823.41            200
         -----------------------------------------------------------------------------------------------------------
         POC1806            10100            9800              766.17            200
         -----------------------------------------------------------------------------------------------------------
         POC1807            10200            9800              759.97            200
         -----------------------------------------------------------------------------------------------------------
         POC1808            10300            9800              748.09            200
         -----------------------------------------------------------------------------------------------------------
         POC1810            10500            9800              774.41            200
         -----------------------------------------------------------------------------------------------------------
         POC1811            10600            9800              797.86            200
         -----------------------------------------------------------------------------------------------------------
         POC1812            10700            9800              814.6             200
         -----------------------------------------------------------------------------------------------------------
         POC1813            10800            9800              825.4             200
         -----------------------------------------------------------------------------------------------------------
         POC1813C           10800            9750              832.75            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-18

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC1814            10900            9800              833.83            200
         -----------------------------------------------------------------------------------------------------------
         POC1814A           10850            9800              831.44            200
         -----------------------------------------------------------------------------------------------------------
         POC1814B           10850            9750              834.95            200
         -----------------------------------------------------------------------------------------------------------
         POC1814C           10900            9750              835.59            200
         -----------------------------------------------------------------------------------------------------------
         POC1815            11000            9800              833.58            200
         -----------------------------------------------------------------------------------------------------------
         POC1815A           10950            9800              834.34            200
         -----------------------------------------------------------------------------------------------------------
         POC1815B           10950            9750              836.28            200
         -----------------------------------------------------------------------------------------------------------
         POC1816            11100            9800              826.06            200
         -----------------------------------------------------------------------------------------------------------
         POC1818            11300            9800              830.35            200
         -----------------------------------------------------------------------------------------------------------
         POC1818E           11300            9800              828.71            200
         -----------------------------------------------------------------------------------------------------------
         POC1819            11400            9800              830.8             200
         -----------------------------------------------------------------------------------------------------------
         POC1819E           11400            9800              828.8             200
         -----------------------------------------------------------------------------------------------------------
         POC1820            11500            9800              828.94            200
         -----------------------------------------------------------------------------------------------------------
         POC1820E           11500            9800              827.22            200
         -----------------------------------------------------------------------------------------------------------
         POC1821            11600            9800              827.19            200
         -----------------------------------------------------------------------------------------------------------
         POC1822            11700            9800              827.3             200
         -----------------------------------------------------------------------------------------------------------
         POC1823            11800            9800              825.03            200
         -----------------------------------------------------------------------------------------------------------
         POC1825            12000            9800              814.31            200
         -----------------------------------------------------------------------------------------------------------
         POC1906            10100            9900              763.21            200
         -----------------------------------------------------------------------------------------------------------
         POC1907            10200            9900              763.48            200
         -----------------------------------------------------------------------------------------------------------
         POC1908            10300            9900              761.59            200
         -----------------------------------------------------------------------------------------------------------
         POC1909            10400            9900              772.12            200
         -----------------------------------------------------------------------------------------------------------
         POC1910            10500            9900              781.98            200
         -----------------------------------------------------------------------------------------------------------
         POC1911            10600            9900              798.76            200
         -----------------------------------------------------------------------------------------------------------
         POC1912            10700            9900              812.08            200
         -----------------------------------------------------------------------------------------------------------
         POC1913            10800            9900              824.38            200
         -----------------------------------------------------------------------------------------------------------
         POC1914            10900            9900              829.39            200
         -----------------------------------------------------------------------------------------------------------
         POC1914C           10850            9850              832.41            200
         -----------------------------------------------------------------------------------------------------------
         POC1914D           10900            9850              831.11            200
         -----------------------------------------------------------------------------------------------------------
         POC1915            11000            9900              824.14            200
         -----------------------------------------------------------------------------------------------------------
         POC1915A           10950            9900              826.5             200
         -----------------------------------------------------------------------------------------------------------
         POC1915B           10950            9850              825.68            200
         -----------------------------------------------------------------------------------------------------------
         POC1916            11100            9900              819.6             200
         -----------------------------------------------------------------------------------------------------------
         POC1918            11300            9900              821.78            200
         -----------------------------------------------------------------------------------------------------------
         POC1919            11400            9900              828.74            200
         -----------------------------------------------------------------------------------------------------------
         POC1919E           11400            9900              827.64            200
         -----------------------------------------------------------------------------------------------------------
         POC1920            11500            9900              829.22            200
         -----------------------------------------------------------------------------------------------------------
         POC1920E           11500            9900              827.22            200
         -----------------------------------------------------------------------------------------------------------
         POC1921            11600            9900              827.55            200
         -----------------------------------------------------------------------------------------------------------
         POC1921E           11600            9900              825.55            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-19

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC1922            11700            9900              826.59            200
         -----------------------------------------------------------------------------------------------------------
         POC1922E           11700            9900              824.85            200
         -----------------------------------------------------------------------------------------------------------
         POC1923            11800            9900              825.11            200
         -----------------------------------------------------------------------------------------------------------
         POC1924            11900            9900              822.51            200
         -----------------------------------------------------------------------------------------------------------
         POC1925            12000            9900              820.58            200
         -----------------------------------------------------------------------------------------------------------
         POC2006            10100            10000             761.88            200
         -----------------------------------------------------------------------------------------------------------
         POC2007            10200            10000             769.41            200
         -----------------------------------------------------------------------------------------------------------
         POC2009            10400            10000             776.35            200
         -----------------------------------------------------------------------------------------------------------
         POC201             9600             8200              707.25            200
         -----------------------------------------------------------------------------------------------------------
         POC2010            10500            10000             788.69            200
         -----------------------------------------------------------------------------------------------------------
         POC2011            10600            10000             794.88            200
         -----------------------------------------------------------------------------------------------------------
         POC2012            10700            10000             811.93            200
         -----------------------------------------------------------------------------------------------------------
         POC2013            10800            10000             830.16            200
         -----------------------------------------------------------------------------------------------------------
         POC2014            10900            10000             831.81            200
         -----------------------------------------------------------------------------------------------------------
         POC2015            11000            10000             820.79            200
         -----------------------------------------------------------------------------------------------------------
         POC2016            11100            10000             806.97            200
         -----------------------------------------------------------------------------------------------------------
         POC202             9700             8200              709.42            200
         -----------------------------------------------------------------------------------------------------------
         POC2020            11500            10000             826.09            200
         -----------------------------------------------------------------------------------------------------------
         POC2020E           11500            10000             826.13            200
         -----------------------------------------------------------------------------------------------------------
         POC2021            11600            10000             825.86            200
         -----------------------------------------------------------------------------------------------------------
         POC2021E           11600            10000             823.86            200
         -----------------------------------------------------------------------------------------------------------
         POC2022            11700            10000             825.86            200
         -----------------------------------------------------------------------------------------------------------
         POC2022E           11700            10000             822.2             200
         -----------------------------------------------------------------------------------------------------------
         POC2023            11800            10000             822.83            200
         -----------------------------------------------------------------------------------------------------------
         POC2024            11900            10000             819.65            200
         -----------------------------------------------------------------------------------------------------------
         POC2025E           12000            10000             818.64            200
         -----------------------------------------------------------------------------------------------------------
         POC2026            12100            10000             817.07            200
         -----------------------------------------------------------------------------------------------------------
         POC2027            12200            10000             816.92            200
         -----------------------------------------------------------------------------------------------------------
         POC203             9800             8200              699.71            200
         -----------------------------------------------------------------------------------------------------------
         POC204             9900             8200              717.5             200
         -----------------------------------------------------------------------------------------------------------
         POC205             10000            8200              721.62            200
         -----------------------------------------------------------------------------------------------------------
         POC206             10100            8200              713.92            200
         -----------------------------------------------------------------------------------------------------------
         POC207             10200            8200              700.76            200
         -----------------------------------------------------------------------------------------------------------
         POC208             10300            8200              717.13            200
         -----------------------------------------------------------------------------------------------------------
         POC209             10400            8200              723.53            200
         -----------------------------------------------------------------------------------------------------------
         POC210             10500            8200              718.24            200
         -----------------------------------------------------------------------------------------------------------
         POC211             10600            8200              713.6             200
         -----------------------------------------------------------------------------------------------------------
         POC2110            10500            10100             784.73            200
         -----------------------------------------------------------------------------------------------------------
         POC2111            10600            10100             798.05            200
         -----------------------------------------------------------------------------------------------------------
         POC2112            10700            10100             815.89            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-20

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC2113            10800            10100             829.18            200
         -----------------------------------------------------------------------------------------------------------
         POC2114            10900            10100             822.03            200
         -----------------------------------------------------------------------------------------------------------
         POC2115            11000            10100             809.95            200
         -----------------------------------------------------------------------------------------------------------
         POC2116            11100            10100             819.6             200
         -----------------------------------------------------------------------------------------------------------
         POC212             10700            8200              723.84            200
         -----------------------------------------------------------------------------------------------------------
         POC2121            11600            10100             824.2             200
         -----------------------------------------------------------------------------------------------------------
         POC2122            11700            10100             821.74            200
         -----------------------------------------------------------------------------------------------------------
         POC2123            11800            10100             819.48            200
         -----------------------------------------------------------------------------------------------------------
         POC213             10800            8200              719.7             200
         -----------------------------------------------------------------------------------------------------------
         POC214             10900            8200              732.83            200
         -----------------------------------------------------------------------------------------------------------
         POC216             11100            8200              751.63            200
         -----------------------------------------------------------------------------------------------------------
         POC217             11200            8200              738.87            200
         -----------------------------------------------------------------------------------------------------------
         POC2211            10600            10200             796.63            200
         -----------------------------------------------------------------------------------------------------------
         POC2212            10700            10200             806.48            200
         -----------------------------------------------------------------------------------------------------------
         POC2213            10800            10200             824.36            200
         -----------------------------------------------------------------------------------------------------------
         POC2214            10900            10200             822.61            200
         -----------------------------------------------------------------------------------------------------------
         POC2215            11000            10200             802.33            200
         -----------------------------------------------------------------------------------------------------------
         POC2222            11700            10200             816.85            200
         -----------------------------------------------------------------------------------------------------------
         POC2223            11800            10200             815.99            200
         -----------------------------------------------------------------------------------------------------------
         POC2311            10600            10300             801.87            200
         -----------------------------------------------------------------------------------------------------------
         POC2312            10700            10300             795.77            200
         -----------------------------------------------------------------------------------------------------------
         POC2313            10800            10300             808.33            200
         -----------------------------------------------------------------------------------------------------------
         POC2314            10900            10300             811.97            200
         -----------------------------------------------------------------------------------------------------------
         POC2315            11000            10300             800.07            200
         -----------------------------------------------------------------------------------------------------------
         POC2322            11700            10300             812.88            200
         -----------------------------------------------------------------------------------------------------------
         POC2323            11800            10300             812.81            200
         -----------------------------------------------------------------------------------------------------------
         POC2411            10600            10400             793.89            200
         -----------------------------------------------------------------------------------------------------------
         POC2413            10800            10400             794.73            200
         -----------------------------------------------------------------------------------------------------------
         POC2414            10900            10400             799.18            200
         -----------------------------------------------------------------------------------------------------------
         POC2423            11800            10400             809.46            200
         -----------------------------------------------------------------------------------------------------------
         POC2511            10600            10500             790.22            200
         -----------------------------------------------------------------------------------------------------------
         POC2618A           11300            10600             774.17            200
         -----------------------------------------------------------------------------------------------------------
         POC2620            11500            10600             796.93            200
         -----------------------------------------------------------------------------------------------------------
         POC2621            11600            10600             800.05            200
         -----------------------------------------------------------------------------------------------------------
         POC2718A           11300            10700             769.34            200
         -----------------------------------------------------------------------------------------------------------
         POC2719A           11400            10700             783.7             200
         -----------------------------------------------------------------------------------------------------------
         POC2720            11500            10700             793.89            200
         -----------------------------------------------------------------------------------------------------------
         POC2721            11600            10700             799.84            200
         -----------------------------------------------------------------------------------------------------------
         POC2722            11700            10700             796.51            200
         -----------------------------------------------------------------------------------------------------------
         POC2818A           11300            10800             779.77            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-21

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC2819A           11400            10800             785.61            200
         -----------------------------------------------------------------------------------------------------------
         POC2820            11500            10800             790.34            200
         -----------------------------------------------------------------------------------------------------------
         POC2821            11600            10800             793.61            200
         -----------------------------------------------------------------------------------------------------------
         POC2822            11700            10800             791.06            200
         -----------------------------------------------------------------------------------------------------------
         POC2918A           11300            10900             778.81            200
         -----------------------------------------------------------------------------------------------------------
         POC2919A           11400            10900             775.89            200
         -----------------------------------------------------------------------------------------------------------
         POC2920            11500            10900             775.75            200
         -----------------------------------------------------------------------------------------------------------
         POC2921            11600            10900             780.71            200
         -----------------------------------------------------------------------------------------------------------
         POC2922            11700            10900             781.51            200
         -----------------------------------------------------------------------------------------------------------
         POC301             9600             8300              720.18            200
         -----------------------------------------------------------------------------------------------------------
         POC3019A           11400            11000             758.84            200
         -----------------------------------------------------------------------------------------------------------
         POC302             9700             8300              717.99            200
         -----------------------------------------------------------------------------------------------------------
         POC3020            11500            11000             763.45            200
         -----------------------------------------------------------------------------------------------------------
         POC3021            11600            11000             764.67            200
         -----------------------------------------------------------------------------------------------------------
         POC3023            11800            11000             772.75            200
         -----------------------------------------------------------------------------------------------------------
         POC303             9800             8300              712.69            200
         -----------------------------------------------------------------------------------------------------------
         POC304             9900             8300              730.75            200
         -----------------------------------------------------------------------------------------------------------
         POC305             10000            8300              729.04            200
         -----------------------------------------------------------------------------------------------------------
         POC306             10100            8300              720.13            200
         -----------------------------------------------------------------------------------------------------------
         POC307             10200            8300              707.44            200
         -----------------------------------------------------------------------------------------------------------
         POC308             10300            8300              725.59            200
         -----------------------------------------------------------------------------------------------------------
         POC309             10400            8300              737.71            200
         -----------------------------------------------------------------------------------------------------------
         POC310             10500            8300              730.81            200
         -----------------------------------------------------------------------------------------------------------
         POC311             10600            8300              719.39            200
         -----------------------------------------------------------------------------------------------------------
         POC312             10700            8300              739.45            200
         -----------------------------------------------------------------------------------------------------------
         POC3123            11800            11100             766.86            200
         -----------------------------------------------------------------------------------------------------------
         POC313             10800            8300              742.51            200
         -----------------------------------------------------------------------------------------------------------
         POC314             10900            8300              736.71            200
         -----------------------------------------------------------------------------------------------------------
         POC316             11100            8300              749.48            200
         -----------------------------------------------------------------------------------------------------------
         POC317             11200            8300              755.85            200
         -----------------------------------------------------------------------------------------------------------
         POC318             11300            8300              751.41            200
         -----------------------------------------------------------------------------------------------------------
         POC401             9600             8400              736.79            200
         -----------------------------------------------------------------------------------------------------------
         POC402             9700             8400              725.14            200
         -----------------------------------------------------------------------------------------------------------
         POC403             9800             8400              724.99            200
         -----------------------------------------------------------------------------------------------------------
         POC404             9900             8400              741.81            200
         -----------------------------------------------------------------------------------------------------------
         POC405             10000            8400              742.71            200
         -----------------------------------------------------------------------------------------------------------
         POC406             10100            8400              738.72            200
         -----------------------------------------------------------------------------------------------------------
         POC407             10200            8400              723.62            200
         -----------------------------------------------------------------------------------------------------------
         POC408             10300            8400              720.15            200
         -----------------------------------------------------------------------------------------------------------
         POC409             10400            8400              742.88            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-22

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC410             10500            8400              747.72            200
         -----------------------------------------------------------------------------------------------------------
         POC411             10600            8400              736.07            200
         -----------------------------------------------------------------------------------------------------------
         POC412             10700            8400              744.95            200
         -----------------------------------------------------------------------------------------------------------
         POC413             10800            8400              755.94            200
         -----------------------------------------------------------------------------------------------------------
         POC414             10900            8400              742.52            200
         -----------------------------------------------------------------------------------------------------------
         POC416             11100            8400              763.51            200
         -----------------------------------------------------------------------------------------------------------
         POC418             11300            8400              757.45            200
         -----------------------------------------------------------------------------------------------------------
         POC501             9600             8500              743.65            200
         -----------------------------------------------------------------------------------------------------------
         POC502             9700             8500              738.4             200
         -----------------------------------------------------------------------------------------------------------
         POC503             9800             8500              743.4             200
         -----------------------------------------------------------------------------------------------------------
         POC504             9900             8500              751.86            200
         -----------------------------------------------------------------------------------------------------------
         POC505             10000            8500              753.31            200
         -----------------------------------------------------------------------------------------------------------
         POC506             10100            8500              755.01            200
         -----------------------------------------------------------------------------------------------------------
         POC507             10200            8500              748.18            200
         -----------------------------------------------------------------------------------------------------------
         POC508             10300            8500              746.89            200
         -----------------------------------------------------------------------------------------------------------
         POC509             10400            8500              754.01            200
         -----------------------------------------------------------------------------------------------------------
         POC510             10500            8500              759.84            200
         -----------------------------------------------------------------------------------------------------------
         POC511             10600            8500              759.55            200
         -----------------------------------------------------------------------------------------------------------
         POC512             10700            8500              754.72            200
         -----------------------------------------------------------------------------------------------------------
         POC513             10800            8500              763.81            200
         -----------------------------------------------------------------------------------------------------------
         POC514             10900            8500              750.4             200
         -----------------------------------------------------------------------------------------------------------
         POC515             11000            8500              776.14            200
         -----------------------------------------------------------------------------------------------------------
         POC516             11100            8500              775.58            200
         -----------------------------------------------------------------------------------------------------------
         POC518             11300            8500              769.97            200
         -----------------------------------------------------------------------------------------------------------
         POC601             9600             8600              747.32            200
         -----------------------------------------------------------------------------------------------------------
         POC602             9700             8600              750.16            200
         -----------------------------------------------------------------------------------------------------------
         POC603             9800             8600              753.88            200
         -----------------------------------------------------------------------------------------------------------
         POC604             9900             8600              758.49            200
         -----------------------------------------------------------------------------------------------------------
         POC605             10000            8600              761.13            200
         -----------------------------------------------------------------------------------------------------------
         POC606             10100            8600              762.7             200
         -----------------------------------------------------------------------------------------------------------
         POC607             10200            8600              761.54            200
         -----------------------------------------------------------------------------------------------------------
         POC608             10300            8600              759.22            200
         -----------------------------------------------------------------------------------------------------------
         POC609             10400            8600              754.61            200
         -----------------------------------------------------------------------------------------------------------
         POC610             10500            8600              765.95            200
         -----------------------------------------------------------------------------------------------------------
         POC611             10600            8600              777.91            200
         -----------------------------------------------------------------------------------------------------------
         POC612             10700            8600              772.16            200
         -----------------------------------------------------------------------------------------------------------
         POC613             10800            8600              780.16            200
         -----------------------------------------------------------------------------------------------------------
         POC614             10900            8600              766.22            200
         -----------------------------------------------------------------------------------------------------------
         POC615             11000            8600              786.03            200
         -----------------------------------------------------------------------------------------------------------
         POC616             11100            8600              786.98            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-23

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC618             11300            8600              774.68            200
         -----------------------------------------------------------------------------------------------------------
         POC701             9600             8700              740.01            200
         -----------------------------------------------------------------------------------------------------------
         POC702             9700             8700              750.06            200
         -----------------------------------------------------------------------------------------------------------
         POC703             9800             8700              756.7             200
         -----------------------------------------------------------------------------------------------------------
         POC704             9900             8700              761.74            200
         -----------------------------------------------------------------------------------------------------------
         POC705             10000            8700              763.32            200
         -----------------------------------------------------------------------------------------------------------
         POC706             10100            8700              766.3             200
         -----------------------------------------------------------------------------------------------------------
         POC707             10200            8700              766.07            200
         -----------------------------------------------------------------------------------------------------------
         POC708             10300            8700              772.94            200
         -----------------------------------------------------------------------------------------------------------
         POC709             10400            8700              772.38            200
         -----------------------------------------------------------------------------------------------------------
         POC710             10500            8700              766.17            200
         -----------------------------------------------------------------------------------------------------------
         POC711             10600            8700              783.58            200
         -----------------------------------------------------------------------------------------------------------
         POC712             10700            8700              789.46            200
         -----------------------------------------------------------------------------------------------------------
         POC713             10800            8700              788.46            200
         -----------------------------------------------------------------------------------------------------------
         POC714             10900            8700              786.07            200
         -----------------------------------------------------------------------------------------------------------
         POC715             11000            8700              796.11            200
         -----------------------------------------------------------------------------------------------------------
         POC716             11100            8700              797.37            200
         -----------------------------------------------------------------------------------------------------------
         POC801             9600             8800              726.17            200
         -----------------------------------------------------------------------------------------------------------
         POC802             9700             8800              739.49            200
         -----------------------------------------------------------------------------------------------------------
         POC803             9800             8800              754.8             200
         -----------------------------------------------------------------------------------------------------------
         POC804             9900             8800              758.37            200
         -----------------------------------------------------------------------------------------------------------
         POC805             10000            8800              765.98            200
         -----------------------------------------------------------------------------------------------------------
         POC806             10100            8800              772.59            200
         -----------------------------------------------------------------------------------------------------------
         POC807             10200            8800              777.24            200
         -----------------------------------------------------------------------------------------------------------
         POC808             10300            8800              782.31            200
         -----------------------------------------------------------------------------------------------------------
         POC809             10400            8800              788.06            200
         -----------------------------------------------------------------------------------------------------------
         POC810             10500            8800              784.26            200
         -----------------------------------------------------------------------------------------------------------
         POC811             10600            8800              785.67            200
         -----------------------------------------------------------------------------------------------------------
         POC812             10700            8800              799.05            200
         -----------------------------------------------------------------------------------------------------------
         POC813             10800            8800              804.29            200
         -----------------------------------------------------------------------------------------------------------
         POC814             10900            8800              800.96            200
         -----------------------------------------------------------------------------------------------------------
         POC815             11000            8800              806.98            200
         -----------------------------------------------------------------------------------------------------------
         POC816             11100            8800              803.87            200
         -----------------------------------------------------------------------------------------------------------
         POC901             9600             8900              709.36            200
         -----------------------------------------------------------------------------------------------------------
         POC902             9700             8900              729.45            200
         -----------------------------------------------------------------------------------------------------------
         POC903             9800             8900              746.33            200
         -----------------------------------------------------------------------------------------------------------
         POC904             9900             8900              754.17            200
         -----------------------------------------------------------------------------------------------------------
         POC905             10000            8900              764.48            200
         -----------------------------------------------------------------------------------------------------------
         POC906             10100            8900              769.67            200
         -----------------------------------------------------------------------------------------------------------
         POC907             10200            8900              781.02            200
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-24

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         POC908             10300            8900              782.09            200
         -----------------------------------------------------------------------------------------------------------
         POC909             10400            8900              792.52            200
         -----------------------------------------------------------------------------------------------------------
         POC910             10500            8900              792.9             200
         -----------------------------------------------------------------------------------------------------------
         POC911             10600            8900              798.5             200
         -----------------------------------------------------------------------------------------------------------
         POC912             10700            8900              804.75            200
         -----------------------------------------------------------------------------------------------------------
         POC913             10800            8900              812.55            200
         -----------------------------------------------------------------------------------------------------------
         POC914             10900            8900              814.08            200
         -----------------------------------------------------------------------------------------------------------
         POC915             11000            8900              813.82            200
         -----------------------------------------------------------------------------------------------------------
         POC916             11100            8900              808.61            200
         -----------------------------------------------------------------------------------------------------------
         POC917             11200            8900              799.79            200
         -----------------------------------------------------------------------------------------------------------
         PPC1011            10594.2          9000.6            757.03            400
         -----------------------------------------------------------------------------------------------------------
         PPC1112            10685.8          9088              764.87            400
         -----------------------------------------------------------------------------------------------------------
         PPC1211            10598            9185              759.35            400
         -----------------------------------------------------------------------------------------------------------
         PPC1213            10815.41         9190.17           780.7             400
         -----------------------------------------------------------------------------------------------------------
         PPC1311            10603.3          9293.4            764.01            400
         -----------------------------------------------------------------------------------------------------------
         PPC1312            10712            9296              772.1             400
         -----------------------------------------------------------------------------------------------------------
         PPC1408            10300.25         9400.1            739.8             400
         -----------------------------------------------------------------------------------------------------------
         PPC1411            10605.96         9398.36           772.21            400
         -----------------------------------------------------------------------------------------------------------
         PPC1514            10887.75         9498.83           783.46            400
         -----------------------------------------------------------------------------------------------------------
         PPC1515            11000            9500              804.1             400
         -----------------------------------------------------------------------------------------------------------
         PPC1613            10796.7          9598.8            782.2             400
         -----------------------------------------------------------------------------------------------------------
         PPC1711            10603.4          9700.9            778               400
         -----------------------------------------------------------------------------------------------------------
         PPC1713            10806.3          9700.4            802.9             400
         -----------------------------------------------------------------------------------------------------------
         PPC1714            10900.7          9700.6            804.75            400
         -----------------------------------------------------------------------------------------------------------
         PPC1715            10999.5          9678.5            805.1             400
         -----------------------------------------------------------------------------------------------------------
         PPC1717            11200.3          9701              820.1             400
         -----------------------------------------------------------------------------------------------------------
         PPC1812            10700            9803              802.9             400
         -----------------------------------------------------------------------------------------------------------
         PPC1818            11299.7          9800.4            827.6             400
         -----------------------------------------------------------------------------------------------------------
         PPC1913            10800.95         9918.4            789.5             400
         -----------------------------------------------------------------------------------------------------------
         PPC1917            11213.1          9882.9            814.2             400
         -----------------------------------------------------------------------------------------------------------
         PPC2112            10701.9          10097.1           772.7             400
         -----------------------------------------------------------------------------------------------------------
         PPC2116            11098.8          10099.6           771.6             400
         -----------------------------------------------------------------------------------------------------------
         PPC2216            11083.05         10215.57          772.74            400
         -----------------------------------------------------------------------------------------------------------
         PPC2217            11202.1          10194.6           788.43            400
         -----------------------------------------------------------------------------------------------------------
         PPC2316            11098.5          10294.5           778.75            400
         -----------------------------------------------------------------------------------------------------------
         PPC2614            10899.5          10600.7           778.42            400
         -----------------------------------------------------------------------------------------------------------
         PPC2615            10987.6          10608.5           778.6             400
         -----------------------------------------------------------------------------------------------------------
         PPC303             9804.4           8293.5            707.65            400
         -----------------------------------------------------------------------------------------------------------
         PPC304             9901             8300              701.6             400
         -----------------------------------------------------------------------------------------------------------
         PPC506             10100            8495.7            707.9             400
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-25

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PPC604             9900.9           8601.2            707.3             400
         -----------------------------------------------------------------------------------------------------------
         PPC704             9949             8698.9            707.9             400
         -----------------------------------------------------------------------------------------------------------
         PPC705             9997.7           8692.4            707.75            400
         -----------------------------------------------------------------------------------------------------------
         PPC706             10098.4          8701.3            714.6             400
         -----------------------------------------------------------------------------------------------------------
         PPC714             10900            8700              785.34            400
         -----------------------------------------------------------------------------------------------------------
         PPC906             10092.5          8884.5            724.4             400
         -----------------------------------------------------------------------------------------------------------
         PPC914             10905            8898.5            794.8             400
         -----------------------------------------------------------------------------------------------------------
         PPC916             11100            8901.4            794.85            400
         -----------------------------------------------------------------------------------------------------------
         PRI01              9800             9100              742.79            300
         -----------------------------------------------------------------------------------------------------------
         PRI02              9800             8700              754.95            300
         -----------------------------------------------------------------------------------------------------------
         PRI03              9800             8300              709.81            300
         -----------------------------------------------------------------------------------------------------------
         PRI04              10200            9500              751.47            300
         -----------------------------------------------------------------------------------------------------------
         PRI05              10200            9100              767.02            300
         -----------------------------------------------------------------------------------------------------------
         PRI06              10200            8700              757.94            300
         -----------------------------------------------------------------------------------------------------------
         PRI08              10600            9900              793.04            300
         -----------------------------------------------------------------------------------------------------------
         PRI09              10600            9500              798.52            300
         -----------------------------------------------------------------------------------------------------------
         PRI10              10600            9100              770.9             300
         -----------------------------------------------------------------------------------------------------------
         PRI11              10600            8700              775.42            300
         -----------------------------------------------------------------------------------------------------------
         PRI12              10600            8300              717.42            300
         -----------------------------------------------------------------------------------------------------------
         PRI13              11000            9900              822.4             300
         -----------------------------------------------------------------------------------------------------------
         PRI14              11000            9500              807.498           300
         -----------------------------------------------------------------------------------------------------------
         PRI15              11000            9100              796.94            300
         -----------------------------------------------------------------------------------------------------------
         PRI16              11000            8700              796.48            300
         -----------------------------------------------------------------------------------------------------------
         PTE3224            11866            11227             762.84            400
         -----------------------------------------------------------------------------------------------------------
         PTE3426            12108            11384.3           775.94            400
         -----------------------------------------------------------------------------------------------------------
         RAB2420            11500            10400             782.37            300
         -----------------------------------------------------------------------------------------------------------
         RAB2421            11600            10400             802.24            300
         -----------------------------------------------------------------------------------------------------------
         RAB2422            11700            10400             810.19            300
         -----------------------------------------------------------------------------------------------------------
         RAB2519            11400            10500             780.46            300
         -----------------------------------------------------------------------------------------------------------
         RAB2521            11600            10500             801.4             300
         -----------------------------------------------------------------------------------------------------------
         RAB2523            11800            10500             805.3             300
         -----------------------------------------------------------------------------------------------------------
         RAB2619            11400            10600             787.51            300
         -----------------------------------------------------------------------------------------------------------
         RAB2620            11500            10600             797.82            300
         -----------------------------------------------------------------------------------------------------------
         RAB2621            11600            10600             802.58            300
         -----------------------------------------------------------------------------------------------------------
         RAB2622            11700            10600             802.51            300
         -----------------------------------------------------------------------------------------------------------
         RAB2623            11800            10600             799.93            300
         -----------------------------------------------------------------------------------------------------------
         RAB2719            11400            10700             784.53            300
         -----------------------------------------------------------------------------------------------------------
         RAB2721            11600            10700             800.61            300
         -----------------------------------------------------------------------------------------------------------
         RAB2819            11400            10800             786.44            300
         -----------------------------------------------------------------------------------------------------------
         RAB2820            11500            10800             791.11            300
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-26

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         RAB2821            11600            10800             794.04            300
         -----------------------------------------------------------------------------------------------------------
         RAB2822            11700            10800             792.01            300
         -----------------------------------------------------------------------------------------------------------
         RAB2921            11600            10900             781.51            300
         -----------------------------------------------------------------------------------------------------------
         RAB3021            11600            11000             768.31            300
         -----------------------------------------------------------------------------------------------------------
         RAB3022            11700            11000             771.75            300
         -----------------------------------------------------------------------------------------------------------
         WCR-1.52.5         9764.339         7936.921          690.75            400
         -----------------------------------------------------------------------------------------------------------
         WCR-1.54.5         9958.5           7951.1            694.248           400
         -----------------------------------------------------------------------------------------------------------
         WCR-1.56.5         10149.5          7953.926          699.088           400
         -----------------------------------------------------------------------------------------------------------
         WCR-309            10400.14         7800.3            713.115           400
         -----------------------------------------------------------------------------------------------------------
         WCR-313            10794.85         7829.84           706.937           400
         -----------------------------------------------------------------------------------------------------------
         WCR-515            10976            7600              731.2             400
         -----------------------------------------------------------------------------------------------------------
         1PEC1007           10195.3          9009.58           740.436           400
         -----------------------------------------------------------------------------------------------------------
         1PEC101            9605.8           8115.1            698.217           400
         -----------------------------------------------------------------------------------------------------------
         1PEC103            9804             8111              690.8             400
         -----------------------------------------------------------------------------------------------------------
         1PEC104            9887             8115.5            701.582           400
         -----------------------------------------------------------------------------------------------------------
         1PEC106            10100            8099              701.146           400
         -----------------------------------------------------------------------------------------------------------
         1PEC107            10191.32         8102.745          696.568           400
         -----------------------------------------------------------------------------------------------------------
         1PEC110            10497.5          8119.78           708.896           400
         -----------------------------------------------------------------------------------------------------------
         1PEC113            10809.95         8092.1            718.535           400
         -----------------------------------------------------------------------------------------------------------
         1PEC116            11101            8098              734.3             400
         -----------------------------------------------------------------------------------------------------------
         1PEC1816           11086            9819              806.5             400
         -----------------------------------------------------------------------------------------------------------
         1PEC203            9834.49          8204.59           707.81            400
         -----------------------------------------------------------------------------------------------------------
         1PEC207            10197            8201.5            704.008           400
         -----------------------------------------------------------------------------------------------------------
         1PEC209            10400            8200              699.714           400
         -----------------------------------------------------------------------------------------------------------
         1PEC211            10597.3          8200.5            709.191           400
         -----------------------------------------------------------------------------------------------------------
         1PEC2111           10617.75         10118.66          787.615           400
         -----------------------------------------------------------------------------------------------------------
         1PEC213            10778.8          8189              721.677           400
         -----------------------------------------------------------------------------------------------------------
         1PEC306            10105.97         8320.755          707.242           400
         -----------------------------------------------------------------------------------------------------------
         1PEC310            10486.06         8284.93           708.21            400
         -----------------------------------------------------------------------------------------------------------
         1PEC311            10600            8296              716.456           400
         -----------------------------------------------------------------------------------------------------------
         1PEC405            10002.2          8375.46           705.316           400
         -----------------------------------------------------------------------------------------------------------
         1PEC408            10274.24         8417.28           720.235           400
         -----------------------------------------------------------------------------------------------------------
         1PEC409            10392.7          8390.06           716.6             400
         -----------------------------------------------------------------------------------------------------------
         1PEC410            10499.5          8386.9            715.551           400
         -----------------------------------------------------------------------------------------------------------
         1PEC503            9799.43          8500.911          716.03            400
         -----------------------------------------------------------------------------------------------------------
         1PEC508            10286.6          8490.4            720.146           400
         -----------------------------------------------------------------------------------------------------------
         1PEC511            10596.72         8515.335          740.12            400
         -----------------------------------------------------------------------------------------------------------
         1PEC607            10211.3          8582.9            723.451           400
         -----------------------------------------------------------------------------------------------------------
         1PEC611            10601.4          8597.697          740.181           400
         -----------------------------------------------------------------------------------------------------------
         1PEC806            10084.26         8812.47           723.8             400
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-27

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         1PEC809            10403            8800.2            741.91            400
         -----------------------------------------------------------------------------------------------------------
         1PEC812            10687.7          8819.6            764.8             400
         -----------------------------------------------------------------------------------------------------------
         1PEC907            10194.5          8902.167          732.52            400
         -----------------------------------------------------------------------------------------------------------
         PE1008             10308.81         9003.05           741.28            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1013             10783.4          9010.235          766.52            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1107             10197.91         9095.6            733.13            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1108             10300.91         9099.23           740.473           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1114             10892.53         9102.629          774.192           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1206             10100.95         9201.032          732.624           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1214             10905.85         9202.424          772.383           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1307             10207.04         9304.634          732.837           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1308             10302.22         9298.651          732.952           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1310             10497.86         9294.112          750.32            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1314             10909.15         9306.284          771.577           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1315             10998.65         9299.629          789.455           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1316             11117.7          9309.683          789.548           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1413             10805.77         9395.2            771.001           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1509             10386.14         9497.949          741.294           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1610             10502.43         9598.171          762.852           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1807             10186.82         9793.437          743.1             400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1809             10409.63         9794.097          748.278           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1815             11000.34         9800.27           778.58            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1908             10297.43         9903.615          747.662           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1909             10401.71         9897.97           749.133           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1910             10487.31         9894.373          755.709           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE1914             10899.19         9902.882          771.154           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2008             10301.12         9999.172          750.239           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2009             10396.39         9994.141          750.257           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2010             10489.74         10001.81          757.22            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2012             10703.42         9996.904          772.15            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2015             11000.23         10001.04          770.061           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2016             11100.39         9998.887          773.288           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2110             10507.74         10099.56          762.545           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2114             10900.59         10099.57          771.044           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2119             11399.42         10096.14          812.206           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2211             10598.03         10196.45          766.64            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2212             10700.35         10211.57          768.825           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2319             11401.7          10298.19          785.655           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2323             11802.13         10297.74          840.14            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2620             11505.43         10593.41          772.148           400              2004
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-28

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------
         PE2722             11700            10700             771.35            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE2923             11797.62         10885.23          769.92            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE501              9627.085         8505.228          711.755           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE509              10400.36         8498.418          725.534           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE510              10500.96         8501.513          730.82            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE512              10701.03         8505.55           732.057           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE513              10804.07         8497.832          749.557           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE515              10993.44         8497.847          763.47            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE602              9705.6           8594.32           707.93            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE609              10390            8598              723.12            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE612              10697.56         8605.182          747.677           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE615              11012.64         8599.7            773.296           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE702              9699.495         8699.315          715.366           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE704              9900.198         8706.752          715.462           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE708              10302.31         8689.369          725.956           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE711              10599.32         8699.955          741.915           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE712              10700.48         8700.649          748.402           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE716              11102.39         8699.112          787.274           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE802              9692.236         8792.48           716.918           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE814              10897.06         8799.75           795.53            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE903              9805.476         8880.019          722.781           400              2004
         -----------------------------------------------------------------------------------------------------------
         PE908              10298.96         8898.536          732.55            400              2004
         -----------------------------------------------------------------------------------------------------------
         PE912              10700.26         8900.205          749.814           400              2004
         -----------------------------------------------------------------------------------------------------------

        The following Table summarizes the 2005 exploration holes added to the database for the November 2005 resource model update.

         -----------------------------------------------------------------------------------------------------
           HOLE ID     CONTRACTOR       TOTAL DEPTH      DIP ANGLE      COLLAR        COLLAR       COLLAR
                                            (M)                        NORTHING      EASTING      ELEVATION
         -----------------------------------------------------------------------------------------------------
         K2822       GEOSERV         241.4             90(0)           11,701.54     10,801.52    771.439
         -----------------------------------------------------------------------------------------------------
         K-607       GEOSERV         286.5             90(degree)      10,199.83     7,499.73     721.117
         -----------------------------------------------------------------------------------------------------
         K-807       GEOSERV         343.6             90(degree)      10,199.46     7,300.47     731.167
         -----------------------------------------------------------------------------------------------------
         K-407       GEOSERV         244.7             90(degree)      10,199.61     7,700.13     711.4
         -----------------------------------------------------------------------------------------------------
         K-609       GEOSERV         301.4             90(degree)      10,399.82     7,499.79     724.648
         -----------------------------------------------------------------------------------------------------
         K-605       GEOSERV         304.3             90(degree)      10,007.48     7,504.76     716.605
         -----------------------------------------------------------------------------------------------------
         K-405       GEOSERV         249.8             90(degree)      9,992.18      7,700.39     708.616
         -----------------------------------------------------------------------------------------------------
         K-805       GEOSERV         360.6             90(degree)      9,999.99      7,299.89     728.021
         -----------------------------------------------------------------------------------------------------
         K-207       GEOSERV         202.5             90(degree)      10,199.77     7,900.03     706.112
         -----------------------------------------------------------------------------------------------------
         K-403       GEOSERV         250               90(degree)      9,798.94      7,690.32     703.45
         -----------------------------------------------------------------------------------------------------
         K-603       GEOSERV         311               90(degree)      9,800.01      7,500.07     711.764
         -----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-29

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------
         K-809       GEOSERV         340.4             90(degree)           10,400.06     7,300.10     736.384
         -----------------------------------------------------------------------------------------------------
         K-209       GEOSERV         196.15            90(degree)           10,399.52     7,899.96     709.833
         -----------------------------------------------------------------------------------------------------
         K-803       GEOSERV         358.5             90(degree)           9,799.66      7,300.14     722.862
         -----------------------------------------------------------------------------------------------------
         K-401       GEOSERV         249.6             90(degree)           9,600.19      7,700.05     703.772
         -----------------------------------------------------------------------------------------------------
         K-211       GEOSERV         194.3             90(degree)           10,571.10     7,923.78     702.287
         -----------------------------------------------------------------------------------------------------
         K-601       GEOSERV         315.55            90(degree)           9,601.60      7,500.49     711.998
         -----------------------------------------------------------------------------------------------------
         K-611       GEOSERV         283.5             90(degree)           10,598.54     7,503.23     721.705
         -----------------------------------------------------------------------------------------------------
         K1209       GEOSERV         167.85            90(degree)           10,394.17     9,197.83     741.729
         -----------------------------------------------------------------------------------------------------
         K-201       GEOSERV         203.5             90(degree)           9,600.18      7,898.96     692.099
         -----------------------------------------------------------------------------------------------------
         K-409       GEOSERV         262.25            90(degree)           10,399.82     7,700.14     715.951
         -----------------------------------------------------------------------------------------------------
         K1213       GEOSERV         98.5              90(degree)           10,802.50     9,197.06     764.158
         -----------------------------------------------------------------------------------------------------
         K1317       GEOSERV         99.8              90(degree)           11,182.73     9,311.53     793.334
         -----------------------------------------------------------------------------------------------------
         K-413       GEOSERV         240.35            90(degree)           10,799.57     7,699.71     721.111
         -----------------------------------------------------------------------------------------------------
         K-613       GEOSERV         302.3             90(degree)           10,799.78     7,500.06     731.138
         -----------------------------------------------------------------------------------------------------
         K-1-1       GEOSERV         204               90(degree)           9,501.20      8,000.58     688.156
         -----------------------------------------------------------------------------------------------------
         K-205       GEOSERV         204.2             90(degree)           10,013.40     7,907.79     700.962
         -----------------------------------------------------------------------------------------------------
         K3625       GEOSERV         110.4             90(degree)           11,997.16     11,605.50    778.204
         -----------------------------------------------------------------------------------------------------
         K-411       GEOSERV         250.55            90(degree)           10,564.44     7,691.19     714.605
         -----------------------------------------------------------------------------------------------------
         K2227       GEOSERV         122               90(degree)           12,185.11     10,199.80    814.276
         -----------------------------------------------------------------------------------------------------
         K-708       GEOSERV         324.3             90(degree)           10,296.39     7,399.20     729.129
         -----------------------------------------------------------------------------------------------------
         K-504       GEOSERV         300.5             90(degree)           9,889.66      7,603.17     708.348
         -----------------------------------------------------------------------------------------------------
         K-304       GEOSERV         214.4             90(degree)           9,902.59      7,821.58     698.864
         -----------------------------------------------------------------------------------------------------
         K-617       GEOSERV         279.4             90(degree)           11,200.26     7,499.47     739.678
         -----------------------------------------------------------------------------------------------------
         K2825       GEOSERV         102               90(degree)           12,005.75     10,790.40    785.841
         -----------------------------------------------------------------------------------------------------
         K117        GEOSOL          150.85            90(degree)           11,198.22     8,097.88     726.542
         -----------------------------------------------------------------------------------------------------
         K-908       GEOSERV         384.65            90(degree)           10,297.72     7,210.43     740.727
         -----------------------------------------------------------------------------------------------------
         K2526       GEOSERV         116.1             90(degree)           12,105.59     10,488.90    797.996
         -----------------------------------------------------------------------------------------------------
         K-508       GEOSERV         274.4             90(degree)           10,302.14     7,586.55     719.98
         -----------------------------------------------------------------------------------------------------
         K-417       GEOSERV         257.25            90(degree)           11,195.39     7,700.70     729.899
         -----------------------------------------------------------------------------------------------------
         K-704       GEOSERV         351.3             90(degree)           9,899.66      7,400.94     719.781
         -----------------------------------------------------------------------------------------------------
         K-116       GEOSOL          193.9             90(degree)           11,096.27     8,035.81     724.192
         -----------------------------------------------------------------------------------------------------
         K3227       GEOSERV         104.9             90(degree)           12,199.26     11,195.30    775.518
         -----------------------------------------------------------------------------------------------------
         K-510       GEOSERV         275.5             90(degree)           10,498.22     7,600.33     718.37
         -----------------------------------------------------------------------------------------------------
         K-621       GEOSERV         286.55            90(degree)           11,598.15     7,502.05     732.483
         -----------------------------------------------------------------------------------------------------
         K-710       GEOSERV         316.85            90(degree)           10,503.07     7,399.08     728.046
         -----------------------------------------------------------------------------------------------------
         K-308       GEOSERV         242.5             90(degree)           10,296.03     7,799.36     712.579
         -----------------------------------------------------------------------------------------------------
         K-6-2       GEOSERV         324.8             90(degree)           9,398.19      7,496.04     715.805
         -----------------------------------------------------------------------------------------------------
         K-625       GEOSERV         253.5             90(degree)           11,992.79     7,505.05     710.582
         -----------------------------------------------------------------------------------------------------
         K3623       GEOSOL          132.8             90(degree)           11,796.36     11,600.16    780.709
         -----------------------------------------------------------------------------------------------------
         K-310       GEOSERV         235.55            90(degree)           10,501.38     7,796.36     712.807
         -----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-30

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------
         K317        GEOSOL          154.2             90(degree)           11,201.51     8,304.74     749.89
         -----------------------------------------------------------------------------------------------------
         K-506       GEOSERV         289.5             90(degree)           10,101.06     7,607.45     713.234
         -----------------------------------------------------------------------------------------------------
         K-512       GEOSERV         271.4             90(degree)           10,710.51     7,602.21     721.754
         -----------------------------------------------------------------------------------------------------
         K-604       GEOSERV         309.3             90(degree)           9,900.71      7,499.52     712.571
         -----------------------------------------------------------------------------------------------------
         K-619       GEOSERV         291.77            90(degree)           11,403.48     7,498.66     740.583
         -----------------------------------------------------------------------------------------------------
         K-513       GEOSERV         290.1             90(degree)           10,799.50     7,599.41     727.147
         -----------------------------------------------------------------------------------------------------
         K115        GEOSOL          160.25            90(degree)           10,999.75     8,104.62     740.582
         -----------------------------------------------------------------------------------------------------
         K-306       GEOSERV         225.25            90(degree)           10,090.24     7,808.82     708.493
         -----------------------------------------------------------------------------------------------------
         K3525       GEOSOL          131.6             90(degree)           11,997.03     11,498.49    776.776
         -----------------------------------------------------------------------------------------------------
         K-817       GEOSERV         340.55            90(degree)           11,200.49     7,300.67     748.071
         -----------------------------------------------------------------------------------------------------
         K-410       GEOSERV         254.1             90(degree)           10,497.08     7,703.38     714.88
         -----------------------------------------------------------------------------------------------------
         K3523       GEOSOL          126.05            90(degree)           11,794.64     11,497.76    775.361
         -----------------------------------------------------------------------------------------------------
         K-612       GEOSERV         300.6             90(degree)           10,699.31     7,497.40     722.752
         -----------------------------------------------------------------------------------------------------
         K-5-5       GEOSERV         316.5             90(degree)           9,098.28      7,602.99     704.838
         -----------------------------------------------------------------------------------------------------
         K214        GEOSOL          161.2             90(degree)           10,905.42     8,195.95     734.976
         -----------------------------------------------------------------------------------------------------
         K3023       GEOSOL          123.55            90(degree)           11,807.52     11,006.58    771.442
         -----------------------------------------------------------------------------------------------------
         K-511       GEOSERV         268.5             90(degree)           10,597.47     7,602.26     717.674
         -----------------------------------------------------------------------------------------------------
         K-517       GEOSERV         268.3             90(degree)           11,193.42     7,600.32     734.874
         -----------------------------------------------------------------------------------------------------
         K-210       GEOSERV         208.3             90(degree)           10,498.81     7,901.85     706.199
         -----------------------------------------------------------------------------------------------------
         K2423       GEOSOL          133.55            90(degree)           11,802.63     10,402.44    803.871
         -----------------------------------------------------------------------------------------------------
         K-115       GEOSOL          186.75            90(degree)           10,996.30     8,011.01     719.453
         -----------------------------------------------------------------------------------------------------
         K-518       GEOSERV         280.2             90(degree)           11,300.59     7,600.60     735.396
         -----------------------------------------------------------------------------------------------------
         K-811       GEOSERV         380.4             90(degree)           10,599.72     7,299.51     731.546
         -----------------------------------------------------------------------------------------------------
         K-1-5       GEOSERV         202.45            90(degree)           9,100.94      8,000.02     682.906
         -----------------------------------------------------------------------------------------------------
         K2020       GEOSOL          122.5             90(degree)           11,483.67     10,007.22    826.106
         -----------------------------------------------------------------------------------------------------
         K201        GEOSOL          175.4             90(degree)           9,609.12      8,187.77     707.887
         -----------------------------------------------------------------------------------------------------
         K2023       GEOSOL          113.55            90(degree)           11,795.67     10,004.17    822.45
         -----------------------------------------------------------------------------------------------------
         K-718       GEOSERV         348               90(degree)           11,298.63     7,400.50     743.88
         -----------------------------------------------------------------------------------------------------
         K-108       GEOSERV         204.7             90(degree)           10,298.67     7,996.84     700.635
         -----------------------------------------------------------------------------------------------------
         K-712       GEOSERV         330.4             90(degree)           10,699.46     7,400.12     727.006
         -----------------------------------------------------------------------------------------------------
         K-904       GEOSERV         405               90(degree)           9,901.03      7,189.61     736.285
         -----------------------------------------------------------------------------------------------------
         K2-1        GEOSOL          148.7             90(degree)           9,497.59      8,202.93     707.853
         -----------------------------------------------------------------------------------------------------
         K2721       GEOSOL          140.1             90(degree)           11,607.19     10,696.44    771.022
         -----------------------------------------------------------------------------------------------------
         K-104       GEOSERV         168.6             90(degree)           9,903.86      8,000.15     690.407
         -----------------------------------------------------------------------------------------------------
         K-419       GEOSERV         239.5             90(degree)           11,398.16     7,701.18     729.973
         -----------------------------------------------------------------------------------------------------
         K301        GEOSOL          148.85            90(degree)           9,601.89      8,315.70     701.004
         -----------------------------------------------------------------------------------------------------
         K-4-2       GEOSERV         273               90(degree)           9,399.70      7,700.45     703.808
         -----------------------------------------------------------------------------------------------------
         K-813       GEOSERV         381               90(degree)           10,800.47     7,297.00     738.148
         -----------------------------------------------------------------------------------------------------
         K925        GEOSOL          203.65            90(degree)           12,001.37     8,901.48     817.505
         -----------------------------------------------------------------------------------------------------
         K-318       GEOSERV         236               90(degree)           11,297.12     7,804.48     722.188
         -----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-31

[LOGO] KINROSS
--------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------
         K105        GEOSOL          172.2             90(degree)           9,994.30      8,100.72     699.589
         -----------------------------------------------------------------------------------------------------
         K817        GEOSOL          110.35            90(degree)           11,193.81     8,825.19     789.482
         -----------------------------------------------------------------------------------------------------
         K1-4        GEOSERV         161.6             90(degree)           9,201.45      8,105.02     681.823
         -----------------------------------------------------------------------------------------------------
         K-2-4       GEOSERV         221.1             90(degree)           9,225.65      7,887.73     687.715
         -----------------------------------------------------------------------------------------------------
         K-314       GEOSERV         220.4             90(degree)           10,900.07     7,793.22     718.422
         -----------------------------------------------------------------------------------------------------
         K2720       GEOSOL          125.65            90(degree)           11,494.92     10,697.21    770.366
         -----------------------------------------------------------------------------------------------------
         K2-5        GEOSOL          149.8             90(degree)           9,129.77      8,230.40     706.347
         -----------------------------------------------------------------------------------------------------
         K-6-4       GEOSERV         331.85            90(degree)           9,200.07      7,499.99     714.437
         -----------------------------------------------------------------------------------------------------
         K-716       GEOSERV         304.5             90(degree)           11,092.56     7,400.13     743.74
         -----------------------------------------------------------------------------------------------------
         K-2-2       GEOSERV         202.5             90(degree)           9,398.62      7,875.10     690.269
         -----------------------------------------------------------------------------------------------------
         K2719       GEOSOL          133.95            90(degree)           11,408.62     10,702.99    772.659
         -----------------------------------------------------------------------------------------------------
         K2-3        GEOSOL          161.25            90(degree)           9,302.71      8,204.72     712.875
         -----------------------------------------------------------------------------------------------------
         K3221       GEOSOL          161.15            90(degree)           11,601.05     11,200.41    760.087
         -----------------------------------------------------------------------------------------------------
         K1915       GEOSOL          120.9             90(degree)           11,001.24     9,899.87     771.728
         -----------------------------------------------------------------------------------------------------
         K-906       GEOSERV         415.2             90(degree)           10,100.24     7,197.70     738.941
         -----------------------------------------------------------------------------------------------------
         K3-2        GEOSOL          150.3             90(degree)           9,399.29      8,292.33     724.328
         -----------------------------------------------------------------------------------------------------
         K-815       GEOSERV         350.5             90(degree)           11,001.62     7,304.21     745.013
         -----------------------------------------------------------------------------------------------------
         K-3-5       GEOSERV         236               90(degree)           9,099.34      7,815.22     694.582
         -----------------------------------------------------------------------------------------------------
         K-801       GEOSERV         370               90(degree)           9,601.04      7,301.57     722.163
         -----------------------------------------------------------------------------------------------------
         K-213       GEOSERV         190.5             90(degree)           10,798.37     7,899.60     705.738
         -----------------------------------------------------------------------------------------------------
         K-215       GEOSERV         180               90(degree)           10,995.68     7,887.18     709.915
         -----------------------------------------------------------------------------------------------------
         K1-10       GEOSERV         208.6             90(degree)           8,587.99      8,058.85     687.434
         -----------------------------------------------------------------------------------------------------
         K-302       GEOSERV         215.5             90(degree)           9,696.45      7,804.08     697.633
         -----------------------------------------------------------------------------------------------------
         K-415       GEOSERV         241.5             90(degree)           11,001.33     7,697.60     725.252
         -----------------------------------------------------------------------------------------------------
         K-312       GEOSERV         207.7             90(degree)           10,718.19     7,787.20     705.153
         -----------------------------------------------------------------------------------------------------
         K-502       GEOSERV         260               90(degree)           9,699.14      7,600.33     707.516
         -----------------------------------------------------------------------------------------------------
         K-1-3       GEOSERV         160               90(degree)           9,297.03      8,008.43     685.842
         -----------------------------------------------------------------------------------------------------
         K-217       GEOSERV         189               90(degree)           11,199.96     7,901.18     715.7
         -----------------------------------------------------------------------------------------------------
         K-219       GEOSERV         184.8             90(degree)           11,395.38     7,902.90     725.865
         -----------------------------------------------------------------------------------------------------
         K-203       GEOSERV         197.2             90(degree)           9,790.96      7,869.38     692.785
         -----------------------------------------------------------------------------------------------------
         K-910       GEOSERV         383               90(degree)           10,503.94     7,199.71     740.694
         -----------------------------------------------------------------------------------------------------
         K-1019      GEOSERV         278.5             90(degree)           11,407.42     7,103.34     744.633
         -----------------------------------------------------------------------------------------------------
         K-225       GEOSERV         182.2             90(degree)           11,997.78     7,918.90     751.556
         -----------------------------------------------------------------------------------------------------
         K5-6        GEOSERV         121               90(degree)           8,974.32      8,537.99     695.903
         -----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         Paracatu Mine Technical Report

                                      22-32

                             CERTIFICATE AND CONSENT
                    TO ACCOMPANY THE KINROSS GOLD CORPORATION
                         PARACATU MINE TECHNICAL REPORT
                                NOVEMBER 30, 2005

1, Rodney A. Cooper, P.Eng., residing at 1460 Golden Meadow Trail, Oakville, Ontario, Canada L6H 3J3 do hereby certify that:

        1. I am a mining engineer employed by Kinross Gold Corporation, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y2, in the capacity of Vice President, Technical Services.

        2. I am a graduate of Queen's University (1980) with an honours B.Sc. Applied Science (Mining Engineering) degree and have practiced my profession continuously since 1980, with the exception of a two year period in 1982 to 1984.

        3. I am a graduate of the University of Toronto (1984) with a master's degree in Business Administration (M.B.A.).

        4. I am a member in good standing of the Professional Engineers of Ontario, license number 9302506

        5. I am a qualified person as defined by the Canadian National Instrument 43-101.

        6. I supervised the overall preparation of the Paracatu Mine Technical Report. I certify that, to the best of my professional judgment, qualified persons, as defined under Canadian National Instrument 43-101, performed the task completed under my supervision. I have visited the site several times during the period 2003 to 2005.

        7. I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, which the omission to disclose would make the technical report misleading.

        8. I have read National Instrument 43-101 and Form 43-101F, and the technical report has been prepared in accordance with this instrument.

        9. I hereby consent to the use of this report for the submission to any Provincial regulatory authority in Canada.


                                               /s/ RODNEY A. COOPER
Toronto, Canada                                Rodney A. Cooper, P.Eng.
December 13, 2005                              Vice President,
                                               Technical Services
                                               Kinross Gold Corporation

                             CERTIFICATE AND CONSENT
                    TO ACCOMPANY THE KINROSS GOLD CORPORATION
                         PARACATU MINE TECHNICAL REPORT

I, Wesley C. Hanson, P.Geo., residing at 391 Devonshire Terrace, Ancaster, ON, L9G 4R4 do hereby certify that:

        1. I am a geologist employed by Kinross Gold Corporation, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y2, in the capacity of Director, Technical Services.

        2. I am a graduate of Mount Allison University (1982) with a B.Sc. Applied Science (Geology) degree and have practiced my profession continuously since 1982.

        3. I am a member in good standing of the Association of Professional Geoscientists of Ontario, license number 1013.

        4. I am a qualified person as defined by Canadian National Instrument 43-101.

        5. I supervised the overall preparation of the Paracatu Mine Technical Report and certify that, to the best of my professional judgment, qualified persons, as defined under Canadian National Instrument 43-101, performed the tasks completed under my supervision.

        6. I have personally visited the mine site on several occasions in 2005.

        7. I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

        8. I have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in accordance with this instrument.

        9. I hereby consent to the use of this report for submission to any Provincial regulatory authority in Canada.


                                               /s/ WESLEY C. HANSON
Toronto, Canada                                Wesley C. Hanson, P.Geo.,
December 12, 2005                              Director, Technical Services,
                                               Kinross Gold Corporation